   As filed with the Securities and Exchange Commission on May 5, 1999
                                                     Registration No. 333-73065
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------

                            AMENDMENT NO. 5 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                     NORTHPOINT COMMUNICATIONS GROUP, INC.
            (Exact name of Registrant as specified in its charter)
                                --------------

              Delaware                                  4813                            52-214-7716
  (State or other jurisdiction of                (Primary Standard                    (I.R.S. Employer
   incorporation or organization)      Industrial Classification Code Number)      Identification Number)

                               222 Sutter Street
                        San Francisco, California 94108
                                (415) 403-4003
        (Address, including zip code, and telephone number of Registrant's principal executive offices)
                                --------------
                               Michael W. Malaga
                            Chief Executive Officer
                     NorthPoint Communications Group, Inc.
                               222 Sutter Street
                        San Francisco, California 94108
                                (415) 403-4003
                              Fax: (415) 403-4004
         (Name, addess, including ZIP code, and telephone number,
                including area code, of agent for service)
                                --------------
                                  Copies to:

               Michael W. Hall, Esq.                          Frank H. Golay, Jr., Esq.
              Gregory K. Miller, Esq.                           Ondraus Jenkins, Esq.
               Karen E. Eberle, Esq.                             Sullivan & Cromwell
                  Latham & Watkins                        1888 Century Park East, 21st Floor
               135 Commonwealth Drive                       Los Angeles, California 90067
            Menlo Park, California 94025                            (310) 712-6600
                   (650) 328-4600                                Fax: (310) 712-8800
                Fax: (650) 463-2600

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of the Form, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this preliminary prospectus is not complete and  +
+may be changed. These securities may not be sold until the registration       +
+statement filed with the Securities and Exchange Commission is effective. The + +preliminary prospectus is not an offer to sell nor does it seek an offer to +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 Subject to Completion. Dated May 5, 1999.

[LOGO OF NORTHPOINT]
                               15,000,000 Shares

                     NorthPoint Communications Group, Inc.

                                  Common Stock

                                 ------------

  This is an initial public offering of shares of common stock of NorthPoint Communications Group, Inc. We currently estimate that the initial public offering price will be between $22.00 and $24.00 per share. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "NPNT".

  At our request, the underwriters will reserve at the initial public offering price up to $30 million of common stock for sale to Microsoft Corporation. This would represent 1,304,348 shares of common stock at the midpoint of the offering price range. We may also request the underwriters to reserve additional shares of common stock for sale to potential strategic partners.

  See "Risk Factors" on page 7 to read about certain factors you should consider before buying shares of the common stock.

                                 ------------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ------------

                                                               Per Share Total
                                                               --------- ------
   Initial public offering price..............................  $        $
   Underwriting discount......................................  $        $
   Proceeds, before expenses, to NorthPoint...................  $        $

  If Microsoft purchases the shares reserved for it, the underwriting discount will be reduced and the proceeds to NorthPoint will increase by an amount equal to $ per share with respect to the shares purchased by Microsoft, or an
aggregate of $   . The underwriting discount per share will also be reduced if other strategic partners purchase reserved shares. See "Underwriting" on page U-1.

  The underwriters may, under certain circumstances, purchase up to an additional 2,250,000 shares from NorthPoint at the initial public offering price less the underwriting discount.

                                 ------------

  The underwriters expect to deliver the shares against payment in New York,
New York on          , 1999.

Goldman, Sachs & Co.

               Morgan Stanley Dean Witter

                                                      Credit Suisse First Boston

                                 ------------

                         Prospectus dated      , 1999.

        [MAP OF UNITED STATES SHOWING NORTHPOINT DSL NATIONAL COVERAGE]

 . Currently in 17 Markets.
 . Expanding to 28 Markets by the end of 1999.

  Our planned coverage will allow us to reach approximately four million businesses and 30 million households, including more than 80% of the small- and medium-sized businesses in our 28 markets.

                               PROSPECTUS SUMMARY

  This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" beginning on page 7, carefully.

                            Overview of Our Business

  We are a national provider of high speed, local data network services. Our networks use digital subscriber line, or DSL, technology to enable data transport over telephone company copper lines at guaranteed speeds up to 25 times faster than common dial-up modems. We market our network and data transport services to Internet service providers, long-distance and local telephone companies and data service providers, whom we call network service providers. Our customers can use our fast, secure and reliable data networks to provide continuously connected, economical Internet access and other data-intensive applications to end users. These end users are typically small- and medium-sized businesses with up to 500 employees, people who work in home offices, and telecommuters.

  We are currently providing services in 17 metropolitan areas in the United States and intend to offer service in a total of 28 metropolitan areas by the end of this year. We have been and expect to be the first, or one of the first, to offer DSL services in these markets. Our networks consist principally of digital communications equipment that we own and install in telephone company offices known as "central offices" and existing copper telephone lines that we lease to connect our equipment with end users' premises. We will initially install our equipment in the central offices with the highest density of small- and medium-sized businesses in our 28 markets. We have already secured and purchased space in over 625 of those central offices and intend to expand the coverage of our networks in these markets over time by installing equipment in additional central offices.

  Upon completion of our planned expansion, our networks will be able to reach approximately four million businesses and 30 million households, including more than 80% of the small- and medium-sized businesses in our 28 markets. We have already obtained required regulatory approvals, including competitive local exchange carrier authorizations, to offer services in each of those markets.
We are currently providing or have entered into agreements to provide our services to more than 85 network service providers and have connected approximately 3,200 of their end users to our networks.

  We have entered into strategic and commercial relationships with Microsoft, Tandy, @Home, Intel, Verio, Cable & Wireless, Frontier Corporation, Concentric Network, ICG Communications and Enron Communications, among others. Microsoft has expressed to us its intention to purchase $30 million of our common stock in this offering, although it is not bound to do so. Other strategic partners have invested $48.4 million in our company.

  NorthPoint was founded in May 1997 by six former MFS/WorldCom executives who developed and implemented the first commercial DSL service.

Our Solutions Meet The Growing Demand For Data Transport

  Data-intensive computing applications such as Internet access are becoming increasingly commonplace. Forrester Research projects that the total market for data networking services and Internet access will grow from $6.2 billion in 1997 to approximately $49.7 billion by 2002, of which approximately $27.9 billion will be generated from services to businesses. We believe that local data transport solutions commonly used today by our target end users to connect to the Internet and for other data applications are inadequate because they are either too slow or too expensive, or both.

  Our local networks provide end users with:

  . a range of fast data transport options, each of which has a combination of price and performance characteristics superior to traditional options;

  . the ability to upgrade data transmission speed without adding hardware;

  . dedicated and continuous connections to the Internet or other data services;

  . reliable performance over our continuously monitored network; and

  . secure transport of sensitive business data.

  Our networks and services offer a number of advantages to network service providers:

  . access to end users in a wide geographic area through a single point of interconnection in each market, enabling accelerated market entry with minimal capital expenditures;

  . an electronic interface to our national pre-qualification, order entry, customer support, provisioning, accounting and billing systems;

  . assured data transport speeds and service level guarantees; and

  . monitoring of our entire network from our control center.

Our Competitive Strengths

  . We Are Rapidly Expanding to 28 Markets. We have initially targeted those central offices in our 28 metropolitan areas with the highest density of small- and medium-sized businesses. By focusing on these dense business districts, we believe we can secure scarce central office space, launch services in new markets more rapidly, maximize the economic return from our capital expenditures and enable our customers to address a significant portion of their target end users in each geographic market quickly. We are currently operational in more than 260 central offices.

  . Our Networks Are Designed for Business Needs. Our DSL equipment is well-suited for business applications because it provides fast data transmission at symmetrical speeds to and from the end user. As an end user's needs evolve, we can remotely upgrade the speed of the connection with no additional capital cost. Business end users expect their connections to be reliable and their data to be secure. Our networks provide these features.

  . Our Network Architecture Uses Capital Efficiently. In deploying our networks, we do not rebuild elements such as the copper wire infrastructure that we can lease inexpensively. Instead, we purchase only the equipment that converts these elements into sophisticated data networks. We are also able to achieve substantial cost savings because our networks in each metropolitan area are based upon a common blueprint. A significant portion of our capital expenditures are also "success-based" because we incur them only as we add customers or end users. We can extend the coverage of our network within our markets as demand warrants by adding central offices with relatively modest incremental capital.

  . Selling to Network Service Providers Enables Rapid Utilization of Our
    Network and Growth. There are thousands of network service providers who are potential NorthPoint customers. Many of these network service providers have substantial sales and marketing organizations. We expect that our customers will be able to sell our services to more end users than we could on our own, helping us to defray our fixed costs more rapidly.

                                  The Offering

 Common stock offered.............  15,000,000 shares

 Common stock to be outstanding
  after the offering..............  121,041,144 shares

 Use of proceeds..................  We will use the net proceeds from the offering to continue building our networks
                                    and for working capital and general
                                    corporate purposes. See "Use of Proceeds."

 Dividend Policy..................  We intend to retain all future earnings to fund the development and growth of our
                                    business. Therefore, at this time we do not
                                    anticipate paying cash dividends. See
                                    "Dividend Policy."

 Nasdaq National Market symbol....  NPNT

  The shares of common stock to be outstanding after the offering are stated as of April 19, 1999 and include shares of common stock and Class B common stock to be issued upon automatic conversion of preferred stock and convertible debt upon completion of this offering, based upon an assumed initial public offering price of $23.00 per share. The shares of common stock outstanding exclude:

  . 28,125,000 shares of common stock reserved for issuance under our stock option plans, of which 19,082,107 shares at a weighted average exercise price of $3.19 were subject to outstanding options;

  . 2,250,000 shares of common stock reserved for issuance under our employee stock purchase plan; and

  . 5,435,774 shares of common stock and Class B common stock issuable upon exercise of outstanding and contingent warrants at a weighted average exercise price of $7.19, assuming an initial public offering price of $23.00 per share.

  Unless we indicate otherwise, the information in this prospectus assumes the underwriters will not exercise their over-allotment option. Unless we indicate otherwise, we have adjusted all information in this prospectus to reflect the completion of stock splits.

                                ----------------

  NorthPoint is a Delaware corporation. The address of our principal executive office is 222 Sutter Street, San Francisco, California, 94108, and our telephone number is (415) 403-4003. NorthPoint maintains a corporate website at http://www.northpointcom.com. The contents of our website are not part of this prospectus.

  NorthPoint Communications is our servicemark. This prospectus contains other product names, trade names, trademarks and servicemarks of NorthPoint and of other organizations.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
            (dollars in thousands, except share and per share data)

  You should read the following consolidated summary financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

  Our revenues consist entirely of service revenues because we do not currently sell end-user modems. EBITDA consists of net loss excluding net interest, taxes, depreciation and amortization. We have provided EBITDA because it is a measure of financial performance commonly used in the telecommunications industry, but other companies may calculate it differently from us. We have presented EBITDA to enhance your understanding of our operating results. You should not construe it as an alternative to operating income as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of liquidity.

                                                       Inception to  Year Ended
                                                       December 31, December 31,
                                                           1997         1998
                                                       ------------ ------------
Consolidated Statement of Operations Data:
Revenues..............................................   $   --       $    931
Income (loss) from operations.........................    (1,630)      (25,362)
Net income (loss).....................................    (1,440)      (28,847)

Other Data:
EBITDA................................................   $(1,430)     $(21,379)
Capital expenditures..................................       701        41,550
Consolidated Cash Flow Data:
Provided by (used in) operating activities............   $(1,094)     $(11,363)
Provided by (used in) investing activities............      (701)      (41,550)
Provided by (used in) financing activities............    11,243        54,420

  The pro forma balance sheet information below reflects:

  . the issuance of convertible debt and equity securities in 1999; and

  . the closing of our secured credit facility in April 1999, our initial drawdown of $55,000,000 under the facility, and the repayment of certain other debt.

The pro forma as adjusted balance sheet information reflects all of these adjustments and:

  . the receipt of estimated net proceeds of $319,500,000 from this offering, based upon an assumed initial public offering price of $23.00 per share;

  . the conversion upon the completion of this offering of all outstanding preferred stock and convertible debt, based upon an assumed initial public offering price of $23.00 per share; and

  . our anticipated issuance to Microsoft of a warrant to purchase Class B common stock.

                                                   As of December 31, 1998
                                                 -----------------------------
                                                            Pro     Pro Forma
                                                 Actual    Forma   as Adjusted
                                                 -------  -------- -----------
Consolidated Balance Sheet Data:
Cash and cash equivalents....................... $10,956  $118,844  $438,344
Property and equipment, net.....................  46,078    46,078    46,078
Total assets....................................  60,502   168,390   487,890
Long-term obligations, including current
 portion........................................   3,565    64,165    58,565
Total stockholders' equity (deficit)............  (6,534)   89,176   414,276

                                  RISK FACTORS

  An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase shares of common stock.

Because We Have a Limited Operating History, It Is Difficult to Evaluate Our Business

  We were formed in May 1997 and began offering commercial services in the San Francisco Bay Area in March 1998. Because of our limited operating history, you have limited operating and financial data about our company upon which to base an evaluation of our performance and an investment in our common stock.

  You should consider the risks, expenses and difficulties we may encounter, including those frequently encountered by early stage companies in new and rapidly evolving markets. As a result, we may be unable to:

  . develop our operational support systems and other information technology systems;

  . obtain central office space and suitable copper wire loops;

  . expand our customer base;

  . raise additional capital;

  . maintain adequate control of our expenses;

  . attract and retain qualified personnel;

  . enter into and implement interconnection agreements with traditional telephone companies, some of which are our competitors or potential competitors;

  . expand the geographic coverage of our network;

  . obtain governmental authorizations to operate as a competitive telecommunications company in new markets;

  . continue to upgrade our technologies and enhance our product features;
    and

  . respond to technological changes and competitive market conditions.

We Expect Our Losses and Negative Cash Flow to Continue

  To date, we have incurred substantial operating losses, net losses and negative cash flow on both an annual and quarterly basis. For the year ended December 31, 1998, we had operating losses of approximately $25,361,680, net losses of $28,846,706, and negative cash flow from operating and investing activities of $52,913,000. We cannot assure you that we will ever achieve profitability or generate positive cash flow.

  We expect our operating expenses will increase significantly, especially in the areas of operations, sales and marketing, as we develop and expand our business and, as a result, we will need to increase our revenue to become profitable. If our revenue does not grow as expected or increases in our expenses are not in line with our plans, there could be a material adverse effect on our business, prospects, financial condition and results of operations.

We Cannot Predict Whether We Will be Successful Because Our Business Model is Unproven and Our Market Is Developing

  Our business strategy is unproven. To be successful, we must, among other things, develop and market data networks and services that are widely accepted by our customers and their end users at prices that will yield a profit. Because our business and the overall market for high speed data communications services are in the early stages of development, we are unsure whether or when our DSL services will achieve commercial acceptance.

Our Failure to Achieve or Sustain Market Acceptance at Desired Pricing Levels Could Impair Our Ability to Achieve Profitability or Positive Cash Flow

  Prices for digital communication services have fallen historically, a trend we expect will continue. Accordingly, we cannot predict to what extent we may need to reduce our prices to remain competitive or whether we will be able to sustain future pricing levels as our competitors introduce competing services or similar services at lower prices. Our failure to achieve or sustain market acceptance at desired pricing levels could impair our ability to achieve profitability or positive cash flow, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Quarterly Operating Results Are Likely to Fluctuate Significantly, Causing Our Stock Price to be Volatile or to Decline

  We cannot accurately forecast our revenue because of our limited operating history and the emerging nature of the data communications industry in our markets. Our revenue could fall short of our expectations if we experience delays or cancellations by even a small number of our customers. A number of factors are likely to cause fluctuations in our operating results, including:

  . the rate at which we are able to attract and retain customers, and whether larger customers fulfill their volume commitments to us;

  . the ability of our customers to generate significant end user demand;

  . the timing and willingness of traditional telephone companies to provide and construct the required central office facilities;

  . the timing and willingness of traditional telephone companies to provide suitable copper wire loops at favorable prices;

  . the prices our customers and, in turn, their end users pay for our services;

  . availability of financing to continue to fund our expansion;

  . our ability to deploy our services on a timely basis to satisfy end user demand;

  . the mix of line orders between lower priced and higher priced lines;

  . the amount and timing of capital expenditures and operating costs as we expand our network;

  . the announcement or introduction of new or enhanced services by our competitors; and

  . technical difficulties or network downtime.

  As a result, it is likely that in some future quarters our operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely be materially adversely affected.

A Limited Number of Customers Account for a High Percentage of Our Revenue and the Loss of a Significant Customer Could Harm Our Business

  We currently provide or have agreements to provide data transport solutions to more than 85 network service providers. We believe that for the quarter ended March 31, 1999, our two largest customers will account for approximately 40% of our revenue. We anticipate that, as we expand our business, we will continue to rely upon a limited number of customers for a high percentage of our revenue and end-user lines. As a result of this concentration of our customer base, a loss of or decrease in business from one or more of our customers could have a material adverse effect on our business, prospects, financial condition and results of operations.

  Similarly, if our customers are unsuccessful in competing for end users in their own intensely competitive markets or experience other financial or operating difficulties, our business, prospects, financial condition and results of operations would be materially adversely affected.

  Many of our agreements with our customers are non-exclusive, and many of our customers are also customers of, or have invested in, our competitors. To the extent our significant customers strengthen their commercial relationships with our competitors, our business would be materially adversely affected.

We May Not Be Able to Continue to Grow Our Business If We Do Not Obtain Significant Additional Funds By the Middle of 2000

  We believe our current capital resources, together with the proceeds of this offering, investments from our strategic partners and our $110,000,000 secured credit facility, will be sufficient for our funding and working capital requirements and for the deployment and operation of our networks in targeted markets through the middle of 2000. We will need significant additional funds beyond then. We expect that the actual amount and timing of our future capital requirements will depend upon the demand for our services and regulatory, technological and competitive developments, including additional market developments and new opportunities, in our industry. We may seek additional financing earlier than the middle of 2000 if:

  . we alter the schedule, targets or scope of our network rollout plan;

  . our plans or projections change or prove to be inaccurate;

  . we acquire other companies or businesses; or

  . market conditions allow us to raise public or privately financed capital on attractive terms.

  We may be unsuccessful in raising sufficient additional capital at all or on terms that we consider acceptable. If we are unable to obtain adequate funds on acceptable terms, our ability to deploy and operate our networks, fund our expansion or respond to competitive pressures would be significantly impaired. Such limitation could have a material adverse effect on our business, prospects, financial condition or results of operations.

Our Business Activities and Our Ability to Raise Additional Funds Are Limited by Covenants Contained in Our Financing Agreements

  Our debt agreements and other financing agreements contain and will contain restrictions on our activities and financial covenants with which we will be required to comply. If we fail to comply with these requirements, we would be in default and our obligations could be declared immediately due and payable. We may be unable to make such required payments, or to raise sufficient funds from other sources.

  In addition, the terms of proposed new indebtedness or other funding may not be permitted by the terms of our current financing agreements. This may impair our ability to develop our business. If we fail to raise sufficient funds, we may be required to modify, delay or abandon some of our expansion plans, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We Need to Make Capital Expenditures, and the Amounts, Timing and Returns are Uncertain

  In 1999, we will have to make significant capital expenditures estimated at $130,000,000 to $160,000,000 to develop our business and deploy our services and systems. The amount and timing of these expenditures are uncertain and will depend upon our ability to execute our plans in a timely and cost-effective manner. We will need to increase our revenue in order to earn a return from our capital expenditures. If our revenue does not grow as expected, or capital expenditures exceed our estimates, there could be a material adverse effect on our business, prospects, financial condition and results of operations.

Our Failure to Manage Our Growth Effectively Could Impair Our Business

  If we are successful in implementing our business plan, our operations will expand rapidly. This rapid expansion could place a significant strain on our management, financial and other resources. Our ability to manage future growth, if it occurs, will depend upon our ability to:

  . control costs;

  . maintain regulatory compliance;

  . implement and significantly expand our financial and operating systems;

  . maintain our operations support systems; and

  . expand, train and manage our employee base.

We may be unable to do these things successfully. In addition, we may not successfully obtain, integrate and use our employees and management, operating and financial resources. Our business, prospects, financial condition and results of operations will be materially adversely affected if we are unable to manage our growth effectively.

The Data Communications Industry is Undergoing Rapid Technological Changes and New Technologies May Be Superior to the Technology We Use

  The data communications industry is subject to rapid and significant technological change, including continuing developments in DSL technology, which does not presently have widely accepted standards, and alternative technologies for providing high speed data communications such as cable modem technology. As a consequence:

  . we will rely on third parties, including some of our competitors and potential competitors, to develop and provide us with access to communications and networking technology;

  . our success will depend on our ability to anticipate or adapt to new technology on a timely basis; and

  . we expect that new products and technologies will emerge that may be superior to, or may not be compatible with, our products and technologies.

   If we fail to adapt successfully to technological changes or obsolescence or fail to obtain access to important technologies, our business, prospects, financial condition and results of operations could be materially adversely affected.

Our Success in Attracting and Retaining Customers Significantly Depends on Our Ability to Obtain Central Office Space From Traditional Telephone Companies

  We believe the growth and success of our business will depend upon securing physical central office space for our equipment in the central offices of traditional telephone companies in our target markets. We have experienced initial rejections of our applications to obtain space in some central offices. We believe we will continue to receive rejections of requested physical central office space as we expand our existing and planned networks. Although to date a majority of our applications to obtain physical central office space that were initially rejected have subsequently been accepted, we cannot assure you that we will be successful in reversing the pending rejections or any other rejected applications for space in desired central offices. Nor can we predict the extent of these rejections or their impact on our ability to provide service in our target markets. The rejection of our applications for central office space has in the past and could in the future result in delays and increased costs as we expand our services in our target markets. This may materially adversely affect our business, prospects, financial condition and results of operations.

  As we grow, we may be unable to secure central office space on a timely basis or at all. In some cases, although physical central office space is available, traditional telephone companies have claimed that they must refurbish space to make it suitable for our equipment--for example, by adding separate entrances, removing asbestos or obsolete machinery, or increasing power supply and air conditioning--which in some cases has made the cost to obtain that physical central office space prohibitively expensive. The FCC recently adopted new rules designed to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to provide them with alternative arrangements for obtaining central office space. We cannot be certain of how effective these rules will be or whether our competitors will benefit to a greater extent from these rules than we will. We expect physical central office space to become increasingly scarce due to increasing demand from a growing number of competitive telecommunications companies.

  Even when space is available, we may face delays ranging from four months to more than a year after we place an order before space for our equipment is made available. If our applications for physical central office space are rejected, or the costs or delays associated with obtaining central office space become too expensive, our expansion plans could be adversely affected, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

  Broad service availability is also important to our customers and potential customers that want to provide Internet access or other data services on a national or regional basis. Our inability to obtain physical central office space in a timely manner could have a material adverse effect on our ability to attract and retain customers.

  Any disputes with traditional telephone companies over the types of equipment we seek to install in the central office space could also delay our installation and even impair our ability to provide service in the manner we deem appropriate. These delays or refusals could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Success Depends on Interconnection Agreements with Traditional Telephone Companies in Each of Our Markets

  The success of our strategy depends on our ability to enter into and renew interconnection agreements with traditional telephone companies in each of our target markets on a timely basis. Delays in obtaining additional interconnection agreements would postpone our entry into a market, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

  Interconnection agreements have limited terms of two to three years and we cannot assure you that existing or new agreements will be extended or negotiated on terms favorable to us. Interconnection agreements are also subject to state commission, FCC and judicial oversight. These government bodies may modify the terms or prices of our interconnection agreements in ways that adversely affect our business, prospects, financial condition and results of operations.

Our Business Could Suffer if High Quality Copper Lines Are Not Available or Cost Us More Than We Expect

  We significantly depend on the quality of the copper lines and the traditional telephone companies' maintenance of such lines. We cannot assure you that we will be able to obtain the copper lines and the services we require from the traditional telephone companies at quality levels, prices, terms and conditions satisfactory to us. Our failure to do so would have a material adverse effect on our business, prospects, financial condition and results of operations.

  Under federal law, traditional telephone companies have an obligation to negotiate with us in good faith to enter into interconnection agreements, including agreements on the price at which we can obtain suitable lines from these telephone companies. If no agreement can be reached, either side may petition the applicable state commission to arbitrate remaining disagreements. These arbitration proceedings can last up to nine months. Moreover, the state commission must approve any interconnection agreement resulting from negotiation or arbitration, and any party may appeal an adverse decision by the state commission to federal district court. The potential cost in resources and delay from this process could harm our ability to compete in certain markets, and there is no guarantee that a state commission would resolve disputes, including pricing disputes, regarding our access to suitable lines in our favor. Moreover, the FCC rules governing pricing standards for access to the networks of the traditional telephone companies are currently being challenged in federal court. If the courts overturn the FCC's pricing rules, the FCC may adopt a new pricing methodology that would require us to pay a higher price to traditional telephone companies for access to suitable lines. This could have a detrimental effect on our business.

  We have not yet established a history of ordering and obtaining the provisioning and repair of very large volumes of lines from any traditional telephone company. We also depend on cooperation from traditional telephone companies for repair of transmission facilities. The traditional telephone companies in turn rely significantly on unionized labor. Labor-related issues and actions on the part of the traditional telephone companies have in the past, and may in the future, adversely affect traditional telephone companies' provision of services and network components that we order.

  Our dependence on the traditional telephone companies has caused and could continue to cause us to encounter delays in establishing our networks, provisioning lines and upgrading our services. These delays could adversely affect our relationships with our customers, harm our reputation or could otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

We Depend on Market Acceptance for DSL-Based Services

  The market for small- and medium-sized business, telecommuter and residential Internet access is in the early stages of development. Because we offer services to a new and evolving market and because current and future competitors are likely to introduce competing services, it is difficult for us to predict the rate at which these markets will grow. Various providers of high-speed digital communications services are testing products from various suppliers for various applications, and it is unclear if DSL will offer the same or more attractive price-performance characteristics. If the markets for our services fail to develop, grow more slowly than anticipated or become saturated with competitors, our business, prospects, financial condition and results of operations could be materially adversely affected.

We Depend on Our Billing, Customer Service and Information Support Systems, Which Need Further Development

  Sophisticated information and processing systems are vital to our growth and ability to monitor costs, bill customers, process customer orders and achieve operating efficiencies. Our plans for the development and implementation of our operations support systems rely, for the most part, on acquiring products and services offered by third-party vendors and integrating those products and services in-house to produce efficient operational solutions. However, we may not successfully identify all of our information and processing needs or implement these systems on a timely basis or at all, and these systems may not perform as expected.

  In addition, our right to use these systems is dependent upon license agreements with third-party vendors. Some of those agreements may be cancelable by the vendor and the cancellation or nonrenewal of these agreements may have a material adverse effect on our business, prospects, financial condition and results of operations.

  Similar issues are applicable to the operations support systems and other systems of our customers, and to the interface between our systems and those of our customers. Therefore, failures at our customers could also have a material adverse effect on our business, prospects, financial condition and results of operations.

If We Do Not Adequately Address Year 2000 Issues, We May Incur Significant Costs and Our Business Could Suffer

  The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, our computer programs that have date-sensitive software and software of companies into which our network is interconnected may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. If the systems of other companies on whose services we depend or with whom our systems interconnect are not year 2000 compliant, it could have a material adverse effect on our business, prospects, financial condition and results of operations. The year 2000 issue is discussed at greater length in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000 Issue" at page 34.

We May Be Unable to Expand Our Network Services Effectively and Provide High Performance to a Substantial Number of End Users

  Due to the limited deployment of our services, the ability of our DSL network to connect and manage a substantial number of end users at high transmission speeds is still unknown. While peak digital data transmission speeds across our DSL network to and from the central office and the end user can exceed 1.5 megabits per second, the actual data transmission speeds over our network could be significantly slower due to:

  . the type of DSL technology deployed;

  . the distance an end user is located from a central office;

  . the configuration of the telecommunications line being used;

  . the existence of and number of data transmission impediments on the telephone company copper lines;

  . the gauge of the copper lines; and

  . the presence and severity of interfering transmissions on nearby lines.

For example, we are not certain whether we can successfully deploy higher DSL speeds through digital loop carrier systems which, because they connect copper lines to a fiber link, currently limit DSL service to a maximum speed of 144 kilobits per second.

  Because we rely on traditional telephone companies to overcome technical limitations associated with loop carrier systems, we cannot assure you that we will be able to successfully deploy high speed DSL service to all areas in our markets. As a result, our network may not be able to achieve and maintain the highest possible digital transmission speed. Our failure to achieve or maintain high speed digital transmissions would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Success Depends on Our Retention of Executive Officers and Other Key Personnel and Our Ability to Hire Additional Key Personnel

  We are managed by a small number of executive officers. Competition for qualified executives in the data communications services industry is intense, and there are a limited number of persons with comparable experience. We depend upon our executive officers because we believe there are few managerial personnel with qualifications to swiftly implement a business plan integrating DSL technology with the existing telephone infrastructure. We do not have employment agreements with any of our executive officers, so any of these individuals may terminate his or her employment with us at any time. We do not have "key person" life insurance policies on any of our executive officers. The loss of these key individuals could have a material adverse effect on our business, prospects, financial condition and results of operations. See "Management" on page 53.

  We believe that our success will depend in large part on our ability to retain and attract qualified technical, marketing, managerial and other personnel. Additionally, we believe an effective sales force is critical to our success. The industry in which we compete is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. We may be unable to hire or retain necessary personnel in the future. Our inability to attract and retain key personnel would have a material adverse effect on our business, prospects, financial condition and results of operations.

The Market in Which We Operate is Highly Competitive, and We May Not Be Able to Compete Effectively, Especially Against Established Industry Competitors with Significantly Greater Financial Resources

  We face competition from many competitors with significantly greater financial resources, well-established brand names and larger customer bases. We also expect competition to intensify in the future. We expect significant competition from traditional and new telephone and telecommunications companies, including national long distance carriers, cable modem service providers, Internet service providers, on-line service providers, and wireless and satellite data service providers.

  Other Competitive Telecommunications Companies, Some with Greater Financial Resources, Compete in the Same Markets for the Same Customers. Other competitive telecommunications companies have entered and may continue to enter the market and offer high speed data services using a business strategy similar to ours. Some competitors, including those focusing on data transport such as Rhythms NetConnections Inc., Covad Communications Group, Inc., HarvardNet Inc., Dakota Services Limited, Prism Solutions, Inc. and Network Access Solutions Corporation, have begun to offer DSL-based access services, and others are likely to do so in the future. Certain of our customers have made investments in our competitors, which may enhance their relationships with these competitors at our expense. The Telecommunications Act of 1996 specifically grants any competitive local exchange carrier, or competitive telecommunications company, the right to negotiate interconnection agreements with traditional telephone companies, or incumbent local exchange carriers. The Telecommunications Act also allows competitive telecommunications companies to enter into interconnection agreements which are identical in all respects to ours. In addition, some competitive telecommunications companies have extensive fiber networks in many metropolitan areas primarily providing high speed digital and voice circuits to large corporations, and have interconnection agreements with traditional telephone companies pursuant to which they have acquired space in traditional telephone companies' central offices in many of our markets. As a result, our customers may contract with other competitive telecommunications companies, which may decrease our customers' demand for our services.

  Traditional Telephone Companies With Greater Resources Than Ours May Directly Compete in Our Markets. The traditional telephone companies have an established brand name and reputation for high quality in their service areas, possess significant capital to deploy DSL equipment rapidly, have their own copper lines and can bundle digital data services with their existing analog voice services to achieve economies of scale in serving customers. In addition, most traditional telephone companies have established or are establishing their own Internet service provider businesses, and all of the largest traditional telephone companies that are present in our target markets are conducting market trials of or have commenced offering DSL-based access services. For example, Pacific Bell and Southwestern Bell are offering commercial services in some territories in which we offer services, U S WEST is offering commercial DSL services and Ameritech has announced commercial DSL services in some areas of Michigan and Illinois. We recognize that the traditional telephone companies have the potential to quickly deploy DSL services and are in a position to offer service from central offices where we may be unable to secure space in traditional telephone companies' central offices. In addition, the FCC is considering establishing requirements for separate subsidiaries through which the traditional telephone companies could provide DSL service on a largely deregulated basis. As a result, we expect traditional telephone companies to be strong competitors in each of our target markets.

  National Long Distance Carriers May Begin to Compete for Our Small- and Medium-Sized Business Customers. Many of the leading traditional national long distance carriers, including MCI WorldCom, Inc., AT&T Corp. and Sprint Corporation, are expanding their capabilities to support high speed, end-to-end data networking services. They also have interconnection agreements with many of the traditional telephone companies and a number of spaces in traditional telephone companies' central offices from which they could begin to offer competitive DSL services. The newer national long distance carriers, such as Level 3 Communications, Inc., The Williams Companies, Inc., IXC Communications, Inc. and Qwest Communications International, Inc. are building and managing high speed fiber-based national data networks and partnering with Internet service providers to offer services directly to the public. These companies could modify their current business focus to include small- and medium-sized business customers using DSL or other technologies in combination with their current fiber networks.

  Cable Modem Service Providers May Offer High Speed Internet Access at More Competitive Rates Than Ours, Forcing Us to Lower Our Prices. Cable modem service providers, such as At Home Corporation and Road Runner, Inc. (with their cable partners), are deploying high speed internet access services over hybrid fiber coaxial cable networks. Where deployed, these networks provide similar and in some cases higher speed Internet access than we provide. They also offer these services at lower price points than our services. Actual or prospective cable modem service provider competition may have a significant negative effect on our ability to secure customers and may create downward pressure on the prices we can charge for our services.

  Internet Service Providers, Our Targeted Customers, May Begin to Provide DSL Services Directly. Internet service providers, such as GTE Internetworking, UUNET (a subsidiary of MCI WorldCom, Inc.), Sprint, Concentric Network Corporation, MindSpring Enterprises, Inc. and PSINet, Inc., provide Internet access to residential and business customers, generally using the existing telephone system. Some regional Internet service providers, such as HarvardNet Inc., InterAccess Co., Vitts Networks Inc. and Prism Solutions, Inc., have begun offering DSL-based services. Internet service providers could become competing DSL service providers if they attain certification as competitive telecommunications companies in the states in which they planned to operate.

  On-line Service Providers, Our Targeted Customers, May Begin to Provide DSL Services Directly. On-line service providers, such as America Online, Inc., Compuserve (a subsidiary of America Online), Microsoft Network, Prodigy, Inc., and WebTV Networks, Inc. (a subsidiary of Microsoft), provide, over the Internet and on proprietary on-line services, content and applications ranging from news and sports to consumer video conferencing. These services are designed for broad consumer access over telecommunications-based transmission media, which enable digital services to be provided to the significant number of consumers who have personal computers with modems. In addition, on-line service providers provide Internet connectivity, ease-of-use and consistency of environment. Many of these on-line service providers have developed their own access networks for modem connections. AOL has announced that it will purchase DSL services from Bell Atlantic and SBC Communications. If these on-line service providers were to extend their owned access networks to DSL, they would be our competitors.

  Wireless and Satellite Data Service Providers May Begin to Offer Wireless and Satellite-Based Internet Connectivity, Also Competing Against Us. Wireless and satellite data service providers are developing wireless and satellite-based Internet connectivity. We may face competition from terrestrial wireless services, including multi-channel multipoint distribution system, local multipoint distribution system, wireless communication service and point-to-point microwave systems. The FCC recently adopted new rules to permit multi-channel multipoint distribution system licensees to use their systems to offer two-way services, including high speed data, rather than solely to provide one-way video services. The FCC also has auctioned local multipoint distribution system licenses in all markets for wireless systems, which can be used for high speed data services. In addition, companies such as Teligent, Inc., Advanced Radio Telecom Corp., WNP (which recently agreed to be acquired by NEXTLINK) and WinStar Communications, Inc. hold point-to-point and/or point-to-multipoint microwave licenses to provide fixed wireless services such as voice, data and video conferencing.

  We also may face competition from satellite-based systems. Motorola Satellite Systems, Inc., Hughes Communications, Inc. (a subsidiary of General Motors Corporation), Teledesic LLC and others have filed applications with the FCC for global satellite networks which can be used to provide broadband voice and data services.

  In January 1997, the FCC allocated 300 MHz of spectrum in the 5 GHz band for unlicensed devices to provide short-range, high speed wireless digital communications. These frequencies must be shared with incumbent users without causing interference. Although the allocation is designed to facilitate the creation of new wireless local area networks, it is too early to predict what kind of equipment might ultimately be manufactured and for what purposes it might be used.

  The telecommunications industry is subject to rapid and significant changes in technology, and we cannot predict the effect of technological changes on our business, such as continuing developments in DSL technology and alternative technologies for providing high speed data communications. These technological developments in the telecommunications industry could have a material adverse effect on our competitive position and therefore on our business, prospects, financial condition and results of operations.

Industry Consolidation Could Make Competing More Difficult

  Consolidation of companies offering high speed local data transport is occurring through acquisitions, joint ventures and licensing arrangements involving our competitors and our customers' competitors. As a company with limited operating history, we cannot assure that we will be able to compete successfully in an increasingly consolidated industry. Any heightened competitive pressures that we may face may have a material adverse effect on our business, prospects, financial condition and results of operations. Additionally, because we rely on our customers' marketing channels to provide our services to business and residential end users, if our customers are adversely affected by consolidation and integration in the market, our business, prospects, financial condition and results of operations could be materially adversely affected.

Our Services are Subject to Uncertain Government Regulation, and Changes in Current or Future Laws or Regulations Could Restrict the Way We Operate Our Business

  We are subject to federal, state and local regulation of our telecommunications business. With the passage of the Telecommunications Act in 1996, Congress sought to foster competition in the telecommunications industry and to promote the deployment of advanced telecommunications technology. Implementation of the Telecommunications Act is the subject of ongoing administrative proceedings at the federal and state levels, litigation in federal and state courts, and legislation in federal and state legislatures. We cannot predict the outcome of the various proceedings, litigation and legislation or whether or to what extent these proceedings, litigation and legislation may adversely affect our business and operations.

  As a competitive telecommunications company, we are subject to FCC regulation for our contractual, or interconnection, arrangements with the traditional telephone companies, or incumbent local exchange carriers, in our markets, but the scope of this regulation is uncertain because it is the subject of ongoing court and administrative proceedings. Several parties have brought court challenges to the FCC's interconnection rules, including the rules that establish the terms under which a competitive telecommunications company may use portions of a traditional telephone company's network. Although the Supreme Court recently held that the FCC has the authority to adopt interconnection rules and specifically upheld several of these rules, other rules are still being considered by the courts. If a rule that is beneficial to our business is struck down, it could harm our ability to compete. In particular, the courts have not yet resolved the lawfulness of the methodology that the FCC established to determine the price that competitive telecommunications companies would have to pay traditional telephone companies for use of the traditional telephone companies' networks. The courts may determine that the FCC's pricing rules are unlawful, which would require the FCC to establish a new pricing methodology. If this occurs, the new pricing methodology that the FCC adopts may result in our having to pay a higher price to traditional telephone companies if we were to use a portion of their networks in providing our services, and this could have a detrimental effect on our business.

  Although the Supreme Court upheld most of the FCC's rules that the Court reviewed, it struck down the rule specifying the various portions of the traditional telephone companies' networks that the traditional telephone companies were required to make available to competitive telecommunications companies. As a result, the FCC will have to develop a new standard for determining which portions of the traditional telephone companies' networks must be made available to competitive telecommunications companies. This new standard may reduce the number of network components to which competitive telecommunications companies will have access. If this occurs, this may harm our ability to compete.

  Recently, various traditional telephone companies have requested the FCC grant them regulatory relief in the provision of data transmission services, including DSL services, which would allow the traditional telephone companies to compete more directly with DSL providers such as NorthPoint. In response, the FCC issued a decision that data services generally are telecommunications services that, when provided by traditional telephone companies, are subject to the FCC's interconnection rules, including the rule requiring that a traditional telephone company's data services be subject to unbundling and resale requirements. This issue is still pending before the FCC, and we cannot be certain that the FCC will not reconsider its decision. Moreover, although the FCC recently adopted new rules designed to provide greater access to central office space at less cost, these new rules may benefit our competitors to a greater extent than they benefit us, which could harm our competitiveness. Additionally, since the FCC issued its decision, various traditional telephone companies have again asked the FCC for regulatory relief with respect to their provision of data transmission services. The FCC has not yet resolved these later requests. We would expect that an FCC decision in favor of the traditional telephone companies could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Debt Creates Financial and Operating Risk That Could Limit the Growth of Our Business

  As of December 31, 1998, we had approximately $55,153,000 of indebtedness. We entered into a $110,000,000 secured credit facility in April 1999, and used an initial drawdown of $55,000,000 to repay our then-existing debt. We anticipate incurring additional indebtedness in the future. See "Capitalization" at page
23. After this offering and assuming we draw the entire $110,000,000 available to us under our secured credit facility, we will have approximately $414,276,000 in stockholders' equity and will have approximately $116,731,000 of debt outstanding.

  The degree to which we are leveraged could have important consequences to holders of our common stock, including, but not limited to, the following:

  . our ability to obtain additional financing or refinancing in the future for capital expenditures, repayment of outstanding indebtedness, working capital, acquisitions, general corporate or other purposes may be materially limited or impaired;

  . our cash flow, if any, may be unavailable for building our business, as a substantial portion of our cash flow may be dedicated to the payment of principal and interest on our indebtedness or other indebtedness that we may incur in the future, and our failure to generate sufficient cash flow to service such indebtedness could result in a default;

  . our debt agreements will contain restrictions and financial covenants which, if we fail to meet them, could result in our indebtedness being declared due prematurely, at a time when we could not make the required payments;

  . our leverage may make us more vulnerable to economic downturns, may limit our ability to withstand competitive pressures and may reduce our flexibility in responding to changing business and economic conditions; and

  . we may from time to time be more highly leveraged than many of our competitors, which may place us at a competitive disadvantage.

We Rely on Our Intellectual Property Which We May Be Unable to Protect, or We May Be Found to Infringe the Rights of Others

  Our success depends in part on our ability to protect our proprietary intellectual property. In addition, we may be sued over intellectual property rights. These lawsuits, or our inability to protect our intellectual property rights, could have a material adverse effect on our business, prospects, financial condition and results of operations.

  In April 1999 we received a letter from one of our competitors, Covad Communications Group, Inc., indicating that it has been informed of allowance of a United States patent application. This means that Covad can expect a United States patent will issue in the near future. According to Covad's letter, their patent application relates to digital subscriber loop implementations supporting (a) a bandwidth of 128 kbps or 144 kbps combined with (b) a bandwidth greater than 128 or 144 kbps. Although the Covad letter quoted an allegedly allowed patent claim, the allowed patent application remains secret until issuance of the patent, and we have no other pertinent information about this patent application. As a result, we are unable to evaluate fully the validity or relevance of this patent application. If the patent application results in an issued patent that is valid, and if we infringe this patent, we could be required to obtain a license under the patent. While Covad has indicated that we may be interested in obtaining a license from them at the appropriate time, we cannot be certain that such a license, if needed, would be available on commercially acceptable terms if at all. If our services or portions of our services infringe a valid patent, and if we are unwilling or unable to obtain a license, then we will be unable to offer the infringing services. This could have a material adverse effect on our business, prospects, financial condition and results of operations.

A System Failure or Breach of Network Security Could Delay or Interrupt Service to Our Customers

  The reliability of our transmission services in our markets would be impaired by a natural disaster or other unanticipated interruption of service or damage at any of our facilities. Additionally, failure of a traditional telephone company or other service provider to provide communications capacity required by us, as a result of a natural disaster, operational disruption or for any other reason, could cause interruptions in our services. Damage or failure that causes interruptions in our services could have a material adverse effect on our business, prospects, financial condition and results of operations.

  Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems of our customers, which might result in liability to our customers, and also might deter potential customers. Although we intend to implement security measures that are standard within the telecommunications industry, we may be unable to implement such measures in a timely manner or, if and when implemented, our security measures may be circumvented. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers and these customers' end users. Any of the foregoing factors relating to network security could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Business Could Suffer From a Reduction or Interruption From Our Equipment Suppliers or Other Third Parties On Whom We Rely for Installation and Provision of Field Service

  We plan to purchase all of our equipment from various vendors and outsource the installation and field service of our networks to third parties. We also depend on the availability of fiber optic transmission facilities from third parties to connect our equipment within and between metropolitan areas. Any reduction of or interruption from our equipment suppliers, such as Copper Mountain Network, Inc., from which we purchase most of our digital subscriber line access equipment, or interruption in service from any significant installer or field service provider, such as Lucent Technologies, Inc., which has installed and maintained our equipment in all of our markets, could have a disruptive effect on our business, prospects, financial condition and results of operations.

  In addition, the pricing of the equipment we purchase may substantially increase over time, increasing the costs we pay in the future, or decrease over time, providing later market entrants with a cost advantage over us. The availability and pricing of the equipment we purchase would be adversely affected if our suppliers were to compete with us, or if our competitors enter into exclusive or restrictive arrangements with our suppliers. It could take a significant period of time to establish relationships with alternative suppliers for each of our technologies and substitute their technologies into our network.

Uncertain Federal and State Tax and Other Surcharges on Our Services May Increase Our Payment Obligations

  Telecommunications providers are subject to a variety of complex federal and state surcharges and fees on their gross revenues from interstate and intrastate services, including regulatory fees, and surcharges related to the support of universal service. A finding that we misjudged the applicability of the surcharges and fees could increase our payment obligations and have a material adverse effect on our business, prospects, financial condition and results of operations.

Claims of Interference Could Harm Our Ability to Deploy Our Services

  Certain technical laboratory tests and field experience indicate that some types of DSL, in particular, asymmetrical DSL--in which data transport to the end user is faster than transport from the end user--may cause interference with and be interfered with by other signals present in a traditional telephone company copper plant. Citing this potential interference, some traditional telephone companies have imposed restrictions on the use of asymmetrical DSL technology over their copper lines. However, we do not believe that our symmetrical DSL technology equipment, which permits the same speed of data transport to and from the end user, poses interference risks.
If traditional telephone companies were to restrict our use of our technology or equipment in the future, our business, prospects, financial condition and results of operations could be materially adversely affected.

Our Stock Price May Be Volatile

  An active trading market for our common stock may not develop or be sustained after this offering. NorthPoint and the underwriters will determine the initial public offering price. The price at which our common stock will trade after this offering is likely to be volatile and may fluctuate substantially due to factors such as:

  . our historical and anticipated quarterly and annual operating results;

  . variations between our actual results and analyst and investor expectations;

  . announcements by us or others and developments affecting our business;

  . investor perceptions of our company and comparable public companies; and

  . conditions and trends in the data communications and Internet-related industries.

  In particular, the stock market has from time to time experienced significant price and volume fluctuations affecting the common stocks of technology companies, which may include data communications and Internet-related companies. These fluctuations may result in a material decline in the market price of our common stock.

The Sale of Shares Eligible for Future Sale or Perception of Future Sales Could Depress Our Stock Price

  Sales of a large number of shares of common stock in the market after the offering or the perception that sales may occur could cause the market price of our common stock to drop.

  We will have 121,041,144 shares of common stock outstanding immediately after the offering, based upon an assumed initial public offering price of $23.00 per share. Shares sold in this offering except for shares sold to Microsoft and other reserved shares, will be freely tradeable, except for any such shares held at any time by an "affiliate" of NorthPoint, as defined under Rule 144 under the Securities Act. Of the remaining shares, approximately 97% are subject to lock-up agreements in which the holders of the shares have agreed not to sell any shares, subject to limited exceptions, for a period of 180 days (or in some cases longer) after the date of this prospectus. The shares not subject to lock-up agreements are "restricted securities" as defined in Rule 144 under the Securities Act. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or an exemption under the Securities Act. See "Shares Eligible for Future Sale" beginning on page 66.

You Will Incur Immediate and Substantial Dilution

  We expect the initial public offering price to be substantially higher than the net tangible book value per share of the common stock. Therefore, you will incur immediate dilution in net tangible book value of $19.58 per share, assuming an initial public offering price of $23.00 per share. You may incur additional dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrantholders exercise their warrants to purchase common stock. See "Dilution" on page 25 for more information.

Our Principal Stockholders and Management Own a Significant Percentage of NorthPoint, and Will Be Able to Exercise Significant Influence

  Our executive officers and directors and principal stockholders together will beneficially own approximately 81% of our common stock after completion of this offering. These stockholders, if they vote together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control of NorthPoint. See "Principal Stockholders" on page 62 for information about the ownership of common stock by our executive officers, directors and principal stockholders.

Our Certificate of Incorporation and Bylaws Contain Provisions That Could Delay or Prevent a Change In Control of NorthPoint

  Certain provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of NorthPoint, even if a change in control would be beneficial to stockholders. Our certificate of incorporation allows our board of directors to issue, without stockholder approval, preferred stock with terms set by the board of directors. The preferred stock could be issued quickly with terms that delay or prevent a change in control of NorthPoint or make removal of management more difficult. Also, the issuance of preferred stock may cause the market price of the common stock to decrease. See "Description of Capital Stock" on page 68 for more information.

Forward-Looking Statements are Inherently Uncertain

  Certain statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expect" "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, including those described in this "Risk Factors" section, actual results may differ materially from those expressed or implied by these forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

  We estimate that our net proceeds from the sale of common stock in this offering will be approximately $319,500,000 ($367,500,000 if the underwriters exercise their over-allotment option in full), based upon an assumed offering price per share of $23.00 and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

  We intend to use more than $200,000,000 of the net proceeds from this offering to continue building our networks, and the remainder for working capital and general corporate purposes.

  Prior to the application of the net proceeds from the offering as described above, the net proceeds from the offering will be invested in marketable, investment-grade securities.

                                DIVIDEND POLICY

  We have never paid any dividends and do not anticipate declaring or paying cash dividends in the foreseeable future. We intend to retain future earnings, if any, to reinvest in our business and repay indebtedness. Certain covenants in our financing agreements will prohibit or limit our ability to declare or pay cash dividends.

                                 CAPITALIZATION

  The following table sets forth:

  (A) Our capitalization as of December 31, 1998.

  (B) Our pro forma capitalization after giving effect to:

    . the issuance to strategic investors of subordinated debt and convertible preferred stock, all of which will convert into convertible common stock upon this offering;

    .  a stock split of certain shares of preferred stock;

    . the closing of our secured credit facility in April 1999 and our initial drawdown of $55,000,000 thereunder; and

    . the repayment of our line of credit borrowings in April 1999.

  (C) Our as adjusted capitalization, assuming an initial public offering price of $23.00, to reflect, in addition:

    . the automatic conversion of the outstanding convertible subordinated debt and convertible preferred stock upon the closing of this offering;

    . the receipt of the estimated net proceeds from the sale of common stock in this offering, after deducting estimated underwriting discounts and estimated offering expenses payable by NorthPoint; and

    . our anticipated issuance to Microsoft Corporation of a warrant to purchase 869,565 shares of our Class B common stock, with an assumed exercise price of $34.50 per share.

You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                  As of December 31, 1998
                                               --------------------------------
                                                 (A)        (B)         (C)
                                                Actual   Pro Forma  As Adjusted
                                               --------  ---------  -----------
                                                   (dollars in thousands,
                                                 except per share amounts)
Cash and cash equivalents....................  $ 10,956  $118,844    $438,344
Short term debt:
  Current portion of capital lease
   obligations, net of unamortized debt
   discount..................................       925       925         925
  Line of credit borrowings, net of
   unamortized debt discount ................    48,422       --          --
                                               --------  --------    --------
   Total short term debt.....................    49,347       925         925
                                               --------  --------    --------
Long term debt:
  Capital lease obligations, net of
   unamortized debt discount.................     2,640     2,640       2,640
  Secured credit facility....................       --     55,000      55,000
  Convertible subordinated debt..............       --      5,600         --
                                               --------  --------    --------
   Total long term debt......................     2,640    63,240      57,640
                                               --------  --------    --------
Stockholders' equity (deficit):
Convertible preferred stock, $.001 par value;
 49,060,250 shares authorized, 38,499,054
 shares issued and outstanding (A) actual;
 80,993,145 shares issued or outstanding (B)
 pro forma; no shares issued and outstanding
 (C) as adjusted(1)..........................        39        81         --
Common stock, $.001 par value; 281,250,000
 shares authorized and 24,592,950 shares
 issued and outstanding (A) actual and (B)
 pro forma; 119,906,010 shares issued and
 outstanding (C) as adjusted(2)..............        25        25         120
Common stock warrants(3).....................     5,232     5,232       7,851
Additional paid-in capital(4)................    31,480   129,451     451,918
Deferred compensation........................   (13,023)  (13,023)    (13,023)
Accumulated deficit..........................   (30,287)  (32,590)    (32,590)
                                               --------  --------    --------
  Total stockholders' equity (deficit).......    (6,534)   89,176     414,276
                                               --------  --------    --------
   Total capitalization......................  $ 45,453  $153,341    $472,841
                                               ========  ========    ========

--------

(1) Excludes 917,780 shares of Series B preferred stock issuable upon exercise of outstanding warrants as of December 31, 1998, assuming full vesting.

(2) Excludes 19,082,107 shares of common stock issuable upon exercise of outstanding options under our stock option plans as of April 19, 1999; 2,250,000 shares of common stock reserved for issuance under our employee stock purchase plan; and 5,435,774 shares of common stock issuable upon exercise of outstanding and contingent warrants assuming an initial public offering price of $23.00 per share.

(3) Reflects the attribution of value to certain warrants issued in conjunction with our bridge loan and lease agreements, and upon completion of this offering, the warrant we anticipate issuing to Microsoft.

(4) Reflects the value of the warrant we anticipate issuing to Microsoft upon completion of the offering as a contra equity account in additional paid-in capital.

                                    DILUTION

  The pro forma net tangible book value of NorthPoint as of December 31, 1998 was $89,176,000 or $0.84 per share of outstanding common stock, after giving effect to the adjustments shown in column (B) under "Capitalization." The pro forma net tangible book value per share represents our total tangible assets less total liabilities, divided by 106,041,144 shares of common stock outstanding on a pro forma basis before the offering. Dilution per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share after the offering. After giving effect to this offering at an assumed initial public offering price of $23.00 per share, the as adjusted pro forma net tangible book value at December 31, 1998 would have been $414,276,000 or $3.42 per share. This represents an immediate increase in the net tangible book value of $2.58 per share to existing stockholders and an immediate dilution in net tangible book value of $19.58 per share to new investors purchasing shares at the assumed initial public offering price. The following table illustrates this per share dilution:

   Assumed initial public offering price per share...............       $23.00
     Pro forma net tangible book value per share as of
      December 31, 1998.......................................... $0.84
     Increase per share attributable to new investors............  2.58
                                                                  -----
   As adjusted pro forma net tangible book value per share after
    the offering.................................................         3.42
                                                                        ------
   Dilution per share to new investors...........................       $19.58
                                                                        ======

  The following table summarizes, on a pro forma basis as of December 31, 1998, the difference between the existing stockholders and new investors with respect to the number of shares of common stock purchased from NorthPoint, the total consideration paid and the average price per share paid at an assumed initial public offering price of $23.00 per share (before deducting estimated underwriting discounts and commissions and offering expenses payable by NorthPoint):

                             Shares Purchased   Total Consideration
                            ------------------- -------------------- Average Price
                              Number    Percent    Amount    Percent   per Share
                            ----------- ------- ------------ ------- -------------
   Existing stockholders... 106,041,144   87.6% $119,289,606   25.7%    $ 1.12
   New investors...........  15,000,000   12.4   345,000,000   74.3      23.00
                            -----------  -----  ------------  -----
     Total................. 121,041,144  100.0% $464,289,606  100.0%
                            ===========  =====  ============  =====

  The foregoing table assumes no exercise of stock options or warrants. As of April 19, 1999, there were options and warrants (including the warrant expected to be issued to Microsoft Corporation) outstanding to purchase 23,794,452 shares of common stock and Class B common stock at a weighted average exercise price of $4.13 per share. To the extent outstanding options and warrants are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data for the period from May 16, 1997 (inception) to December 31, 1997 and for the year ended December 31, 1998 have been derived from our audited financial statements and the related notes, which are included elsewhere in this prospectus. You should read the following consolidated summary financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

  Our revenues consist entirely of service revenues because we do not currently sell end-user modems or other electronic equipment. EBITDA consists of net loss excluding net interest, taxes, depreciation and amortization. We have provided EBITDA because it is a measure of financial performance commonly used in the telecommunications industry, but other companies may calculate it differently from us. We have presented EBITDA to enhance your understanding of our operating results. You should not construe it as an alternative to operating income as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of liquidity. The pro forma net loss per share reflects the conversion of the preferred stock outstanding as of December 31, 1998 into common stock.

                                                    Inception to   Year Ended
                                                    December 31,  December 31,
                                                        1997          1998
                                                    ------------  ------------
                                                     ($ in thousands, except
                                                              share
                                                       and per share data)
Consolidated Statement of Operations Data:
Revenues........................................... $       --    $       931
Operating expenses:
  Network expenses.................................          56         3,970
  Selling, marketing, general and administrative...       1,374        18,340
  Amortization of deferred compensation............         173         2,664
  Depreciation and amortization....................          27         1,319
                                                    -----------   -----------
    Total operating expenses.......................       1,630        26,293
                                                    -----------   -----------
Income (loss) from operations......................      (1,630)      (25,362)
Interest income (expense)..........................         190        (3,485)
                                                    -----------   -----------
Net income (loss).................................. $    (1,440)  $   (28,847)
                                                    ===========   ===========
Net income (loss) per common share................. $      (.07)  $     (1.18)
Shares used in computing net income (loss) per
 share.............................................  21,733,560    24,379,445
Pro forma net income (loss) per common share....... $      (.02)  $      (.46)
Shares used in computing pro forma net income
 (loss) per share..................................  58,747,682    62,878,499

Other Data:
EBITDA............................................. $    (1,430)  $   (21,379)
Capital expenditures...............................         701        41,550

Consolidated Cash Flow Data:
Provided by (used in) operating activities......... $    (1,094)  $   (11,363)
Provided by (used in) investing activities.........        (701)      (41,550)
Provided by (used in) financing activities.........      11,243        54,420

  The pro forma balance sheet information reflects:

  . the issuance of convertible debt and equity securities in 1999; and

  . the closing of our secured credit facility in April 1999 and our initial drawdown of $55,000,000 under the facility, and the repayment of certain other debt.

In addition to the foregoing, the pro forma as adjusted balance sheet information reflects:

  . the receipt of estimated net proceeds of $319,500,000 from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by NorthPoint.

  . the conversion upon the completion of this offering of all outstanding preferred stock and convertible debt, based upon an assumed initial public offering price of $23.00 per share; and

  . our anticipated issuance to Microsoft of a warrant to purchase Class B common stock.


                                                   As of December 31, 1998
                                                 -----------------------------
                                                            Pro    Pro Forma
                                                 Actual    Forma   as Adjusted
                                                 -------  -------- -----------
Consolidated Balance Sheet Data:
Cash and cash equivalents....................... $10,956  $118,844  $438,344
Property and equipment, net.....................  46,078    46,078    46,078
Total assets....................................  60,502   168,390   487,890
Long-term obligations, including current
 portion........................................   3,565    64,165    58,565
Total stockholders' equity (deficit)............  (6,534)   89,176   414,276

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of NorthPoint's financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our financial statements and related notes included elsewhere in this prospectus. In the discussion below, we refer to the period from inception to December 31, 1997 as "1997".

Overview

  Since inception on May 16, 1997, our principal activities have included:

  . developing our business plans;

  . procuring governmental authorizations and space in central offices;

  . raising capital, hiring management and other key personnel;

  . working on the design and development of our network architecture and operations support systems;

  . acquiring equipment and facilities; and

  . negotiating interconnection agreements.

As a result of our development activities, we have experienced operating losses. We expect to experience increasing operating losses as we expand our operations.

  We introduced our commercial services in March 1998 in the San Francisco Bay Area. We subsequently launched service in 16 additional markets, including the greater Los Angeles area, Boston, New York, Chicago, San Diego, Washington, D.C., Dallas, Detroit, Houston, Cleveland, Austin, Atlanta, Baltimore, Philadelphia, Pittsburgh and Miami/Fort Lauderdale. We intend to offer our services in 11 additional metropolitan areas by year-end. Deployment of our networks will require significant upfront capital expenditures. We have targeted for this year an initial 900 central offices necessary to roll out services in our 28 targeted markets and, subsequently, an additional 350 central offices that will allow us to achieve blanket coverage in these markets. We have already secured and purchased space in 625 of the initial central offices.

  The principal capital expenditures we incur when we enter any market include:

  . the establishment of a metropolitan node -- a facility at which we aggregate and disseminate data traffic in each metropolitan area -- and the purchase and installation of electronic switching equipment for that node;

  . the procurement, design and construction of the collocation cage in each central office;

  . the purchase and installation of the network management and network test equipment in those cages; and

  . the capitalized cost of the installation of such equipment.

In addition, we will incur operations, sales and market development expenses in order to enter a new market. Once we have deployed our network in a market, the majority of our additional capital expenditures will be dependent upon orders to connect new end users. These success-based capital expenditures include DSL line cards, incremental digital subscriber line access multiplexer and network test equipment, and line cards for our electronic switches in our metropolitan node. In addition to the capital expenditures required to enter a market, we will be required to fund each market's cash flow deficit as we build our customer base.

  Financial performance will vary from market to market, and the time when we will achieve positive EBITDA, if at all, will depend on factors such as:

  . the size of the addressable market;

  . the level of upfront sales and marketing expenses;

  . the number and sequencing of central offices built out;

  . the cost of the necessary infrastructure;

  . the timing of market entry; and

  . the commercial acceptance of our services.

Factors Affecting Future Operations

  Revenues. We will derive our revenues from monthly recurring and nonrecurring charges to our wholesale customers. Monthly recurring revenues consist of end user line fees for the network service providers' end users connected to our networks and interconnection fees for each connection to our metropolitan node in each market. Nonrecurring revenues include charges for the installation and activation of new end users. Our revenues consist exclusively of service revenues. We do not currently sell end-user modems or other electronic equipment.

  We seek to price our services competitively in relation to those of the traditional telephone companies and other competitive telecommunications companies in each market. Current standard end user line prices that we charge to our network service providers for our services generally range from $75 per month for 160 kilobits per second service to $250 per month for 1.5 megabits per second service, before volume discounts. Although pricing will be an important part of our strategy, we believe that customer relationships, customer care and consistent quality will be the key to generating customer loyalty. During the past several years, market prices for many telecommunications services have been declining, which is a trend that we believe will likely continue. As prices decline for any given speed of service, we expect that the total number of end users and the proportion of our end users purchasing our higher-speed, higher-priced services will increase. The cost to upgrade an end user's speed is generally minimal.

  Network Expenses. Our network expenses consist of nonrecurring and monthly recurring charges for the commodity transport elements we choose to lease rather than own. Nonrecurring network expenses include transport and loop installation fees. We expect these costs will be largely related to the activation of new central offices and new end users. Monthly recurring network expenses include loop fees, rent, power and other fees charged by traditional telephone companies, competitive telecommunications companies and other providers. As our customer and end user base grows, we expect the largest element of network expenses to be traditional telephone company charges for leased copper lines, which have historically been $3 to $40 per line per month, depending on the identity of the traditional telephone company and the location of the lines.

  Selling, Marketing, General and Administrative Expenses. Our selling, marketing, general and administrative expenses primarily consist of costs related to selling, marketing, customer care, provisioning, billing, regulatory, corporate administration, network engineering and maintenance. Additionally, we incur other costs associated with administrative overhead, office leases and bad debt. We expect that our selling, marketing, general and administrative costs will grow significantly as we expand our operations and that administrative overhead will be a large portion of these expenses during the start-up phase of our business. However, we expect these expenses to decline as a percentage of our revenue as we build our customer base and the number of end users connected to our networks increases.

  We plan to employ a regional sales team in each market we enter. To attract and retain a highly qualified sales force, we plan to offer our sales and customer care personnel a compensation package consisting of commissions and stock options. We expect to incur significant selling and marketing costs as we continue to expand our operations. In addition, we plan to offer sales promotions, especially in the first few years as we establish our market presence.

  Amortization of Deferred Compensation. Deferred compensation arose as a result of the granting of stock options to employees with exercise prices per share subsequently determined to be below the fair values per share for financial reporting purposes of our common stock at dates of grant. The deferred compensation is being amortized over the vesting period of the applicable options.

  Depreciation and Amortization. We expect depreciation and amortization expense to increase significantly as more of our network becomes operational and as we increase capital expenditures to expand our network. Depreciation and amortization expense includes:

  . depreciation of network infrastructure equipment;

  . depreciation of information systems, furniture and fixtures;

  . amortization of improvements to central offices, network control center facilities and corporate facilities;

  . amortization of central office space and improvements; and

  . amortization of software.

  Taxation. We have not generated any taxable income to date and therefore have not paid any federal income taxes since inception. Use of our net operating loss carryforwards, which begin to expire in 2003, may be subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended. We have recorded a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its recoverability.

Results of Operations

  Revenues. We commercially introduced our services in March 1998. Accordingly, we recognized no revenues in 1997. Revenues for the year ended December 31, 1998 were approximately $931,000, 75% of which consisted of recurring revenues and did not include sales of end user modems or other electronic equipment.

  Network Expenses. Network expenses were approximately $56,000 in 1997 and $3,970,000 in the year ended December 31, 1998. These costs consisted primarily of monthly rental costs for lines between end users and central offices, between central offices and our metropolitan nodes, between our metropolitan nodes and our network service providers, and end user line installation and costs charged to us by the traditional telephone companies.

  Selling, Marketing, General and Administrative Expenses. Selling, marketing, general and administrative expenses were approximately $1,374,000 for 1997 and $18,340,000 for the year ended December 31, 1998. These expenses consisted primarily of salaries and related expenses for the development of our business, network architecture and software, the establishment of our management team and the development of corporate identification, promotional and advertising materials.

  Amortization of Deferred Compensation. Amortization of deferred compensation was $173,000 in 1997 and $2,664,000 for the year ended December 31, 1998. The unamortized balance of $13,023,000 at December 31, 1998 will be amortized over the vesting period of each grant.

  Depreciation and Amortization. Depreciation and amortization expenses were approximately $27,000 for 1997 and $1,319,000 for the year ended December 31, 1998. Such expenses consisted primarily of depreciation of network equipment, information systems, office equipment, furniture and fixtures and amortization of leasehold improvements.

  Interest Income and Expense. We incurred minimal interest expense in 1997. Interest expense in 1998 was approximately $3,694,000. Interest expense for the year ended December 31, 1998 includes amortization of $1,868,000 and $198,000 related to debt discount recorded in conjunction with the issuance of bridge loan warrants and equipment lease warrants, respectively (see notes 6 and 10 to our consolidated financial statements). Interest income was approximately $190,000 for 1997 and $209,000 for the year ended December 31, 1998. This interest income was earned primarily from the proceeds raised in the Series B preferred stock financing in August 1997.

Quarterly Financial Information

  The following table sets forth certain consolidated statements of operations data for our most recent six quarters. This information has been derived from our unaudited consolidated financial statements. In our management's opinion, this unaudited information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                   Three Months Ended (dollars in 000's)
                          ---------------------------------------------------------
                          Sept. 30, Dec. 31, Mar. 31,  June 30,  Sept. 30, Dec. 31,
                            1997      1997     1998      1998      1998      1998
                          --------- -------- --------  --------  --------- --------
Revenues................    $ --     $  --   $    35   $   128    $   237  $    531
                            -----    ------  -------   -------    -------  --------
Operating expenses:
Network expenses........        5        51      145       263        851     2,711
Selling, marketing,
 general and
 administrative.........      511       863    1,542     2,565      4,505     9,728
Amortization of deferred
 compensation...........       40       134      200       334      1,038     1,092
Depreciation and
 amortization...........        6        21       77       195        321       726
                            -----    ------  -------   -------    -------  --------
Total operating
 expenses...............      562     1,069    1,964     3,357      6,715    14,257
                            -----    ------  -------   -------    -------  --------
Loss from operations....     (562)   (1,069)  (1,929)   (3,229)    (6,478)  (13,726)
Interest income.........       64       126      106        50         19        34
Interest expense........      --        --       (47)      (75)    (1,323)   (2,249)
                            -----    ------  -------   -------    -------  --------
Net loss................    $(498)   $ (943) $(1,870)  $(3,254)   $(7,782) $(15,941)
                            =====    ======  =======   =======    =======  ========

  We have generated greater revenues in each successive quarter in the last four quarters, reflecting increases in the number of customers and end users. Our network expenses have increased in every quarter, reflecting costs associated with customer and end user growth and the deployment of our networks in existing and new markets. Our selling, marketing, general and administrative expenses have increased in every quarter and include operations, sales and marketing costs associated with the acquisition of customers and end users, including sales commissions, and the development of regional and corporate infrastructure. Depreciation and amortization has increased in each quarter, primarily reflecting the purchase of equipment associated with the deployment of our networks. We have experienced increasing net losses on a quarterly basis as we increased our capital expenditures and operating expenses. See "Risk Factors--We Expect Our Losses and Negative Cash Flow to Continue."

  Liquidity and Capital Resources. Our operations have required substantial capital investment for the procurement, design and construction of our central office collocation cages, the purchase of telecommunications equipment and the design and development of our networks. Capital expenditures were approximately $41,550,000 for the year ended December 31, 1998. Although we have no material commitments for capital expenditures during 1999, we expect that our capital expenditures will be substantially higher in future periods in connection with the purchase of infrastructure equipment necessary for the development and expansion of our networks and the development of new markets.

  We will make additional capital expenditures in 1999 estimated at $130,000,000 to $160,000,000 to develop our networks. In each market, we will initially target the central offices with the highest density of small- and medium-sized businesses. We will expand into other central offices when we obtain adequate demand or volume commitments from our customers. We will also incur capital expenditures for building a metropolitan node in each market and for expanding our network control center in San Francisco.

  From inception to December 31, 1998, we financed our operations primarily through private placements of $15,700,000 of equity securities, $50,700,000 of debt securities and $5,200,000 of lease financings. As of December 31, 1998, we had an accumulated operating deficit of $30,287,000 and cash and cash equivalents of $10,956,000.

  Net cash used in operating activities was $1,094,000 for 1997 and $11,363,000 for the year ended December 31, 1998. The net cash used in operations was primarily due to net losses, offset in part by increases in accrued expenses. The net cash used in investing activities was $701,000 in 1997 and $41,550,000 in the year ended December 31, 1998, primarily due to acquisitions of property and equipment. Net cash provided by financing activities was $11,200,000 for 1997 related to the issuance of common and preferred stock. Net cash provided by financing activities was approximately $54,420,000 for the year ended December 31, 1998, of which $4,400,000 related to the issuance of preferred stock and $50,700,000 related to borrowings, offset in part by the repayment of certain capital lease obligations of approximately $745,000.

  Our working capital deficiency as of December 31, 1998 was $50,267,909. Of this amount, $47,696,566 consisted of a line of credit borrowing from Morgan Stanley Bridge Loan Fund, L.L.C. ("MSBLF"). We repaid our borrowing under this line of credit in full in early April 1999 with the proceeds from the initial drawdown on our $110,000,000 senior secured credit facility. We believe that our current capital resources, together with the proceeds from this offering, investments from our strategic partners and our $110,000,000 senior secured credit facility will be sufficient for our funding and working capital requirements and for the deployment and operation of our networks in our 28 targeted markets through the middle of 2000. We do not expect our current working capital deficiency to have any material effect on our business.

  In July 1998, we entered into a bridge loan agreement with MSBLF under which MSBLF agreed to provide up to $50,000,000 of senior increasing rate notes. The MSBLF bridge loan allowed us to draw funds and issue notes on an as needed basis, with interest at 10% per annum. MSBLF received fees consisting of cash and warrants. Under the bridge loan agreement, we issued warrants to purchase 2,250,000 shares of common stock to MSBLF. In addition, we were obligated to issue warrants to MSBLF to purchase up to an additional 1,350,000 shares from time to time:

  . as funds were drawn and notes were issued under the bridge loan; and

  . if any note remained outstanding under the bridge loan for at least three months.

As of December 31, 1998, we had drawn down all $50,000,000 under the bridge loan and issued 2,587,500 warrants to MSBLF. Proceeds from our secured credit facility (described below) have been used to repay principal (approximately $51,000,000 as of December 31, 1998) and interest on all outstanding indebtedness under the bridge loan and other indebtedness. Upon repayment of the bridge loan, MSBLF owned warrants to purchase 2,925,000 shares of common stock. For more information about the terms of the bridge warrants, see "Description of Capital Stock--Bridge Warrants. "

  In July and August 1998, we completed two rounds of private financing involving the issuance and sale of an aggregate of $4,402,000 of Series C preferred stock. The terms of a subsequent investment were thereafter documented and conditions precedent to the subsequent closing were fulfilled. The subsequent round of Series C financing, which was negotiated beginning in December 1998 and closed in February 1999, involved the issuance and sale of an aggregate of $59,171,000 of Series C preferred stock. The proceeds of these financings, net of expenses, totalled $61,308,000. Purchasers of our Series C preferred stock included, among others, funds affiliated with At Home Corporation, Intel Corporation, Carlyle Partners II, L.P. and Vulcan Ventures Incorporated.

  On April 5, 1999, we entered into a secured credit facility with Goldman Sachs Credit Partners L.P. and Newcourt Commercial Finance Corporation consisting of:

  . a $10,000,000 senior first priority secured term loan, all of which we drew down on the closing date;

  . a $50,000,000 senior first priority secured revolving credit facility that will convert into a senior first priority secured term loan within six months, $5,000,000 of which we drew down on the closing date; and

  . a $40,000,000 second priority secured term loan, all of which we drew down on the closing date.

  On April 27, 1999, we entered into an amendment to the secured credit facility under which the senior first priority secured revolving credit facility was increased by $10,000,000. The secured credit facility matures on the fifth anniversary of its closing date.

  The total amounts outstanding under the senior first priority secured loans bear interest, in the absence of an event of default, at our option at:

  .  the LIBOR rate plus four and one-half percent per year; or

  . the greater of the prime rate or the federal funds rate as announced by The Wall Street Journal plus four percent per year.

  The total amounts outstanding under the second priority secured term loan bear interest, in the absence of an event of default, at our option at:

  .  the LIBOR rate plus eight percent per year; or

  . the greater of the prime rate or the federal funds rate as announced by The Wall Street Journal plus seven and one-half percent per year.

  Borrowings under the secured credit facility are restricted based upon our leverage ratio and the value of our telecommunications assets from time to time. We have used and intend to use the proceeds of the secured credit facility:

  . to continue building our networks;

  . to repay the MBLSF bridge loan and other indebtedness;

  . to fund working capital; and

  . for general corporate purposes.

We pledged to the lenders under the secured credit facility all of the capital stock in NorthPoint Communications, Inc. held by NorthPoint Communications Group, Inc. We and our subsidiaries also pledged as additional collateral under the secured credit facility all of our personal property.

  In March and April 1999, we issued and sold an aggregate of $38,800,000 of Series D-1 preferred stock. Purchasers of our Series D-1 preferred stock included ICG Services, Inc. (an affiliate of ICG Communications, Inc.), At Home Corporation, Verio Inc., Cable & Wireless USA, Inc., Concentric Network Corporation, ALC Communications Corporation (an affiliate of Frontier Corporation), Network Plus Corporation and Netopia, Inc.

  We believe that proceeds from this offering, together with existing capital resources, the investments from our strategic partners and proceeds from our secured credit facility, will be sufficient to fund our expansion and operating deficits through the middle of 2000. However, we may decide to seek additional capital earlier than the middle of 2000, the timing of which will depend upon market conditions, among other things. The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of, among other things, the demand for our services and regulatory, technological and competitive developments, including additional market developments and new opportunities, in our industry. We may also need additional financing if:

  . we alter the schedule, targets or scope of our network rollout plan;

  . our plans or projections change or prove to be inaccurate; or

  . we acquire other companies or businesses.

We may obtain additional financing through commercial bank borrowings, equipment financing or the private or public sale of equity or debt securities.

  We may be unsuccessful in raising sufficient additional capital. In particular, we may be unable to raise additional capital on terms that we consider acceptable, that are within the limitations contained in our financing agreements and that will not impair our ability to develop our business. If we fail to raise sufficient funds, we may need to modify, delay or abandon some of our planned future expansion or expenditures, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

  As of December 31, 1998, we had not entered into any financial instruments that expose us to material market risk.

  Impact of Year 2000 Issue. We believe that our computer systems and software are year 2000 compliant. However, we cannot assess the impact of potential year 2000 problems on operators of traditional telephone systems or other service providers (such as electric and utility) in the markets in which we operate. Because our systems will be interconnected with those of traditional telephone companies who operate these traditional telephone systems and other service providers, any disruption of operations in the computer programs of these service providers would likely have an impact on our systems in our markets. We cannot assure you that this impact will not have a material adverse effect on our business, prospects, financial condition and results of operations.

  We have inventoried and tested our enterprise application systems, including internally-developed and vendor-developed applications and off-the-shelf software and hardware relating to our internal information systems, and believe that such systems are year 2000 compliant. We have not reviewed our non-information technology systems for year 2000 issues relating to embedded microprocessors. To the extent that year 2000 issues exist, these systems may need to be replaced or upgraded. Because our systems were implemented within the last two years, we do not anticipate significant year 2000 issues to arise, although we cannot be certain about this.

  In the provision of our DSL services, we use third party equipment and software and interact with traditional telephone companies that have equipment and software that may not be year 2000 compliant. We have requested assurances regarding year 2000 compliance from our equipment and software vendors and the traditional telephone companies. We currently have received assurances from most of our vendors and anticipate receiving assurances soon from the remaining vendors. We have not received similar assurances from the traditional telephone companies and do not anticipate that we will be able to do so. We plan to test our system interfaces with at least one traditional telephone company if we are able to obtain traditional telephone company cooperation. However, failure of our third-party or traditional telephone company software and equipment to be year 2000 compliant could cause us to incur significant expense in correcting any problems that arise, impacting our business, prospects, operating results and financial condition.

  We have requested information from our business partners regarding their year 2000 preparedness, but have not been assured that all of their systems are year 2000 compliant. We plan to test and validate our system interfaces with partners and to develop a contingency plan prior to the end of the third quarter of 1999. However, if our partners' systems are not year 2000 compliant, our business, prospects, operating results and financial condition could be adversely affected.

  In the normal course of doing business with our partners and suppliers, we establish manual back-up processes (fax, phone, e-mail, etc.) for all critical interconnections and business functions. These manual processes are designed to replace our automated interfaces and processes in the event of a failure. We plan to test these contingency procedures on a frequent basis to ensure that they work properly in support of our business. Our contingency procedures will be available if year 2000 problems occur in any of our partner or supplier environments. In addition, we plan to conduct back-ups of all of our mission-critical systems in advance, with the ability to revert to previous day transactions to ensure minimal loss of corporate data if year 2000 problems occur in our systems.

  Our aggregate historical and future costs for year 2000 analysis, planning and remediation have not been material to date and we do not expect them to be material in the future. However, we cannot assure that these costs will not be greater than we currently expect. If these costs increase significantly, our business, prospects, operating results and financial condition could be adversely affected. Our complete internal review of and planning for year 2000 issues is anticipated to be completed by November 1, 1999.

Recently Issued Accounting Pronouncements

  On January 1, 1998, we adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income as defined in SFAS No. 130 includes all changes in equity (net assets) during a period from nonowner sources. SFAS No. 130 is effective for years beginning after December 15, 1997. Adoption of SFAS No. 130 did not have any material impact on our financial statements.

  In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides guidance for determining whether computer software is internal-use software and accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. We have not yet determined the impact of adopting SOP 98-1, which will be effective for our year ending December 31, 1999.

  On April 3, 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-Up Activities. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. As we have not capitalized such costs to date, the adoption of SOP 98-5 is not expected to have an impact on our financial statements.

                                    BUSINESS

History

  NorthPoint was founded in May 1997 by six former MFS/WorldCom executives who developed and implemented the first commercial DSL service. We began offering our network services in March 1998 and have since entered into strategic and commercial relationships with Microsoft, Tandy (the parent company of the RadioShack stores), @Home, Intel, Verio, Cable & Wireless, Frontier Corporation, Concentric Network, ICG Communications, Enron Communications, Network Plus and Netopia among others. Most of these companies and The Carlyle Group, Vulcan Ventures, Accel Partners, Benchmark Capital, Greylock and others have invested in our company.

  We have expanded our management team by adding, among others, Elizabeth Fetter as our President and Chief Operating Officer. Ms. Fetter was previously the Vice President and General Manager of the Consumer Services Group at U S WEST. In addition, Reed Hundt, the former Chairman of the Federal
Communications Commission, is a member of our board of directors.

Industry Overview

  Data communications is the fastest growing segment of the telecommunications industry. Small- and medium-sized businesses, people working in home offices and telecommuters are increasingly demanding high-speed data connections for applications such as Internet access, intranets, extranets, telecommuting, e-commerce, e-mail, video conferencing and multimedia.

  The number of Internet users worldwide has increased substantially over the last several years, reaching nearly 140 million in 1998. Forrester Research, Inc. projects that the total market for data networking services and Internet access will grow from $6.2 billion in 1997 to approximately $49.7 billion by 2002, of which approximately $27.9 billion will be from services to businesses. Further, Forrester Research estimates that Internet commerce revenue could reach $3.2 trillion by 2003.

  Small- and Medium-Sized Businesses. We expect that a significant portion of the growth in data communications will be generated by small- and medium-sized businesses with up to 500 employees. Data communications, including the Internet, allow these businesses to compete more effectively by streamlining communications among employees, customers and suppliers. However, to take full advantage of these productivity-enhancing applications and the Internet, small- and medium-sized businesses need high-speed, secure and dedicated data connectivity.

  Home Offices and Telecommuters. We expect that people using computers from their homes to connect to corporate networks or to the Internet for in-home business purposes will also be a significant source of demand for high-speed data connectivity. According to International Data Corporation, or IDC, there were 26 million residences with computers in their home offices in the U.S. in 1998, growing to an estimated 39.2 million by 2002. A significant portion of people who work in home offices and telecommuters need access to corporate networks and/or the Internet for a variety of applications, including e-mail, databases and corporate intranets. According to The Yankee Group, the market for remote access services is expected to grow from $460 million in 1998 to $2 billion by 2002.

  Traditionally, small- and medium-sized businesses, people who work in home offices and telecommuters have relied on low-speed lines for data transport. For example, according to IDC, approximately 78% of Internet access revenues derived from small- and medium-sized businesses in 1997 were generated through the traditional telephone system, using relatively slow 28.8 to 56 kilobits per second dial-up modems or integrated services digital network (ISDN) lines. For higher speed connections, these end users have had to purchase T1 service, a digital transmission link which is fast (1.544 megabits per second) and always-on, but expensive (typically $300 to $1000 per month depending upon distance and region).

  Neither the slow dial-up modems and integrated services digital network service nor the expensive T1 option is an adequate solution for most small- and medium-sized businesses, people who work in home offices and telecommuters. The lack of optimal price-performance solutions has left these end users underserved, since when using a T1 service, the cost is high, and when using a dial-up modem or integrated-services digital network service, the speed of data transmission is slow.

Our Solution

  We believe that our DSL networks and the wide range of price-performance data transport options we provide meet the demands of this large, underserved group of end users. We attach high-speed digital equipment at both ends of a copper line, allowing data transmission to bypass the components of the traditional telephone system that are responsible for creating the local data bottleneck. By using our services with their own Internet access and other data applications, our network service provider customers--Internet service providers, long-distance and local telephone companies, and data service providers--can offer small- and medium-sized businesses, people who work in home offices and telecommuters:

  . A Range of Speed Options. We offer a wide range of data transport speeds, each with a combination of price and performance that is superior to traditional options.

  . Scaleable Services. End users can upgrade service to higher performance levels without adding hardware.

  . Always-On Connectivity. Traditional networks require a user or system to dial a phone number and wait while the modem connects to a data service provider such as an Internet service provider. Our service is always on, providing instantaneous connections and the capability to receive or transmit information continuously.

  . Reliability. We can remotely monitor and troubleshoot an end user's connection to ensure reliable performance.

  . Secure Transport of Sensitive Business Data. We offer our services over dedicated copper telephone lines, which ensures that data is protected on its path to and from an end user.

  Our networks and services offer a number of advantages to our network service provider customers over alternative local access solutions, including:

  . A Rapid, Capital-Efficient Method for Providing Service in a Metropolitan
    Area. By connecting at one point to each of our metropolitan networks, a network service provider can immediately offer service to any end user within the geographic boundaries served by traditional telephone company central offices in which we have installed our equipment. Using our networks in this way reduces the capital and operating investment a network service provider would otherwise need to reach end users in metropolitan areas that we serve.

  . Electronic Connections to Our National Operations Support Systems. We provide our customers an electronic connection to our national pre-qualification, order entry, customer support, provisioning, accounting and billing systems. This provides streamlined operations and lower overhead costs for our customers.

  . Guaranteed Data Transmission Speeds and Service Quality. We guarantee data throughput at high speeds on our networks.

  . Continuously Monitored Networks. We have remote monitoring capabilities and continuously monitor the entire network from our network control center. We use three methods to monitor our networks so that we can continue to monitor the networks even if one or two methods fail.

Strategy

  Our objective is to become the leading national provider of local data networks and transport services to network service providers serving small- and medium-sized businesses, people who work in home offices and telecommuters. To achieve this objective, we will:

  . Focus Initially on Business District Central Offices. Before entering a market, we prepare a detailed analysis of that market's central office service areas using industry data and business demographic statistics. We use this analysis to identify attractive service areas and develop a schedule for network deployment and expansion. We have initially targeted central offices in our 28 target markets with the highest density of small- and medium-sized businesses. Based upon our analysis, we believe that when complete, our networks will be able to reach approximately four million businesses, including more than 80% of the small- and medium-sized businesses in our 28 markets. By focusing initially on high-density business districts, we believe we can secure scarce space in central offices, open markets more rapidly, maximize the economic return from our capital expenditures and enable our customers to address a significant portion of their target end users in each geographic market quickly.

  . Enter Markets Early. We seek to obtain an advantage by being the first, or one of the first, DSL providers in our target markets to offer optimized local data transport solutions. We believe that the first mover advantage is valuable because after a network service provider establishes a relationship with a local data network service provider, there are costs associated with adding additional providers or switching providers. We are already providing services to network service providers in 17 metropolitan areas.

  . Rapidly Establish a National Presence. Our goal is to offer local data network and transport services to our customers in 28 metropolitan areas by year-end 1999. We expect that offering high speed local data transport solutions in many metropolitan areas will make our services more attractive to national and regional network service providers by enabling them to use our single system interface and uniform provisioning procedures in each of our markets. We are authorized to operate as a competitive telecommunications company in all of our 28 target markets.

  . Design Networks for Business End Users. Our networks are designed for business users and business applications and have the appropriate security, reliability and performance characteristics for those users and applications. Currently, we are using a type of DSL technology that permits symmetric data transmission--the same speed of data transport to and from the end user--which we believe is the best-suited for most business applications. We believe that business end users will not compromise the security, reliability and performance of their data connections and are willing to pay for those features.

  . Focus On Wholesale Marketing. We market our local data transport solutions on a wholesale basis to network service providers who, in turn, sell to and support end users. By marketing to network service providers, we:

    . minimize sales and marketing expenses by enabling our sales force to focus on prospective high-volume wholesale customers;

    . amortize the cost of our fixed capital expenses over a large base of end users more rapidly;

    . minimize our end user support costs; and

    . achieve a nationwide presence more quickly.

  . Provide Excellent Customer Service. We are dedicated to providing our customers and their end users superior customer support and service. Our systems provide management reports and other critical, real-time data for our network service provider customers.

  . Exploit Our Scaleable Systems. Our operations support systems have been designed to take advantage of efficiencies in our digital networks and can grow with our business. We believe that these systems, including our electronic connections to traditional telephone companies, will minimize our overhead and increase both customer and end user satisfaction. Our systems also give us the capability to monitor usage by our network service providers' end users and notify network service providers when an end user's usage patterns indicate that an upgrade in speed is warranted. These upgrades can be performed remotely and require no additional capital expenditures.

  . Enter Into Strategic Relationships. We have entered into strategic relationships with Microsoft, Tandy, @Home, Intel, Verio, Cable & Wireless, Frontier Corporation, Concentric Network, ICG Communications, Enron Communications, Network Plus and Netopia. We anticipate entering into additional relationships with others. We believe that these relationships are valuable because they provide additional technical, marketing and distribution expertise and, in some cases, involve capital investment and guaranteed or targeted numbers of new end-user lines.

  . Develop New Data Products and Solutions. We intend to expand our product offerings by providing additional value-added services over our networks and enhanced transport solutions.

Our Markets

  We currently provide service in 17 metropolitan areas and intend to offer services in a total of 28 metropolitan areas by the end of this year. We believe that offering local data network and transport services in many areas makes our services more attractive to national and regional network service providers because they can use our single system interface and uniform provisioning procedures in each of our markets. Our existing and planned markets for 1999 are:

   West                          Central                  East
   ----                          -------                  ----
   *Los Angeles(1)               *Austin                  *Atlanta
    Portland                     *Chicago                 *Baltimore
    Sacramento                   *Cleveland               *Boston
   *San Diego                     Columbus                *Miami/Fort Lauderdale
   *San Francisco Bay Area(2)    *Dallas                  *New York(3)
    Seattle                       Denver                   Orlando
                                 *Detroit                 *Philadelphia
                                 *Houston                  Raleigh-Durham
                                  Minneapolis              Tampa-St. Petersburg
                                 *Pittsburgh              *Washington, D.C.(4)
                                  San Antonio
                                  St. Louis

--------
 *  Markets in which we currently provide services.
(1) Includes Orange County.
(2) Includes San Francisco, Oakland and San Jose.
(3) Includes northern New Jersey.
(4) Includes northern Virginia and parts of Maryland.

Network Architecture

  We establish each of our regional networks by installing digital communications equipment in the traditional telephone company central offices with the highest density of small- and medium-sized businesses. DSL technology provides for high speed transmission of information over existing copper telephone lines by encoding the information in a digital format. Our equipment uses this technology to transmit high speed data over copper lines between the central office and the end user. In turn, we connect our equipment in each central office to our metropolitan node, a facility where data is collected in each metropolitan area. Our customers in each metropolitan area are connected, typically by leased fiber optic lines, to the metropolitan node. For our customers, having this single point of interconnection with us in each city reduces their capital expenditures and local network costs because we aggregate and disseminate their traffic to and from a central place. By leasing and reusing the existing copper wire and fiber optic infrastructure, we are able to use our capital to purchase and develop value-added elements of the network, including packet switches, digital communications equipment for each central office, and operations support systems.

  Set forth below is a diagram depicting the flow of data traffic in a local metropolitan market.

      [DIAGRAM OF THE FLOW OF DATA TRAFFIC IN A LOCAL METROPOLITAN MARKET]

  Our Equipment. We install DSL modems at the end user's premises and lease copper telephone wires from the traditional telephone company. These wires run from the end user's premises to the central office of the telephone company, where we lease space under tariff or renewable interconnection agreements. Within this space, we maintain equipment that connects to the local copper wires. Our central office equipment supplies the digital line code that enables high speed data transport over copper lines, organizes that data into packets and aggregates end-user traffic for transport to and from our metropolitan node. Data traffic is aggregated from various central offices at the metropolitan node and then transported to the network service providers over leased fiber optic lines. Our systems allow data transmission to bypass the components of the traditional telephone system that are responsible for creating inefficient data transmission. Therefore, while using the existing copper telephone wires from each end user to the central office, we are able to offer high speed data transmission.

  Central Office Installation. We contract with Lucent on a per-order basis to install our equipment in all traditional telephone company central offices in which we have space nationwide. Lucent preconfigures this equipment in accordance with our blueprint and ships it to our central offices for installation by Lucent's field operations personnel. We maintain our own field operations personnel to oversee this process and for subsequent maintenance and upgrades of the central office equipment.

Sales and Marketing

  We provide local data network and transport services on a wholesale basis to Internet service providers, long-distance and local telephone companies, and data service providers, whom we call network service providers. Our customers bundle our services with Internet access or other data-intensive applications for their customers, who are typically small- and medium-sized businesses, people who work in home offices and telecommuters. We are providing or have entered into agreements to provide our services to more than 85 network service providers and have connected approximately 3,200 of their end users.

  Our Sales Staff. We sell exclusively through wholesale channels. Our indirect sales and support model allows us to benefit from the sales and support organization of our customers. Our sales organization currently consists of account executives who are responsible for securing new customers and assisting customers in increasing the number of end users. The account executives are supported by regional marketing managers who provide localized marketing, competitive analysis, cooperative marketing programs, and sales support within each of our current 17 markets. We intend to increase the size of our sales and marketing staff as we enter an additional 11 markets by year-end.

  Our Services. Our networks and data transport services have been designed to enable our customers to meet the rapidly increasing information needs of their end users. By using NorthPoint's networks, network service providers can offer data services with better price and performance characteristics than dial-up and integrated services digital network modems and 1.54 megabit per second connections. Our current range of services and pricing (before volume discounts) in the San Francisco Bay Area (although pricing in other markets may vary) is as follows. Some of our higher speed services may be unavailable to certain end users whose premises are too far from a central office.

                   [DIAGRAM OF NORTHPOINT SERVICE OFFERINGS]

  * As represented above, 56 kbps service is dedicated.
   ISDN pricing is usage-based.
   ILEC T1 pricing varies by distance between the end user and the service provider.

  Each of our services is symmetric, providing the same speed to and from the end user. We believe that this design is well-suited for business data applications such as Internet access, intranets, extranets, telecommuting, e-commerce, e-mail, video conferencing and multimedia.

  The table below summarizes our services and the targeted end users for each service. Some of our higher speed services may be unavailable to certain end users whose premises are too far from a central office. The column marked "Maximum Range (feet)" in the following table means the estimated maximum distance between a central office and the end user for each of our services.


                                  Speed   Wholesale Maximum
                      Speed to  From End    Price    Range
        Service       End user    user      $/mo.    (feet)        Use/Market
------------------------------------------------------------------------------------
  NorthPoint DSL 144   144 kbps  144 kbps     75    35,000  . ubiquitous flat-rate
                                                              service at speeds
                                                              comparable to
                                                              integrated services
                                                              digital network (ISDN)
------------------------------------------------------------------------------------
  NorthPoint DSL 160   160 kbps  160 kbps     75    24,000  . always on e-mail and
                                                              web browsing solution
                                                              for individuals
------------------------------------------------------------------------------------
  NorthPoint DSL 200   200 kbps  200 kbps     90    22,850  . small businesses of
                                                              less than four
                                                              employees with
                                                              standard
                                                              e-mail and web usage
------------------------------------------------------------------------------------
  NorthPoint DSL 416   416 kbps  416 kbps    125    18,000  . e-mail and higher
                                                              bandwidth Internet
                                                              solution for small
                                                              businesses with less
                                                              than 10 employees
------------------------------------------------------------------------------------
  NorthPoint DSL 784   784 kbps  784 kbps    165    13,500  . remote local area
                                                              network access, web
                                                              surfing for businesses
                                                              under 25 employees
                                                            . supports high-
                                                              bandwidth intensive e-
                                                              commerce and video-
                                                              conferencing
                                                              applications
------------------------------------------------------------------------------------
  NorthPoint DSL 1.04 1.04 Mbps 1.04 Mbps    199    12,350  . remote local area
                                                              network access, web
                                                              surfing for businesses
                                                            . supports large file
                                                              transfers and web
                                                              hosting
------------------------------------------------------------------------------------
  NorthPoint DSL T1   1.54 Mbps 1.54 Mbps    250    10,000  . T1 performance
                                                            . pricing not distance-
                                                              sensitive

  Performance Upgrades. We can remotely increase an end user's speed from 160 kilobits per second through 1.54 megabits per second without upgrading the equipment located at the end user's premises. Remote upgrades allow an end user to have improved performance without service interruptions or additional equipment investment. Approximately 62% of the end users currently connected to our networks are within 10,000 feet of the central office and can be upgraded to our fastest service. In general, we expect that end users' needs will evolve over time, resulting in demand for faster connections. The cost to upgrade an end user's speed is minimal and the cost to provide faster service is not substantial.

  The Value Proposition to Network Service Providers. In addition to providing reliable, high quality data network services, we offer our customers:

  . Immediate, Capital-Efficient Access to Markets. In the past, network service providers would have had to make significant capital investments to provide dedicated data services in their targeted service areas. With a single connection to our metropolitan node, however, network service providers can immediately provide high speed dedicated data services to end users connected to each central office we serve in that metropolitan area. Using our networks in this way reduces the capital investment a network service provider would otherwise need to reach end users in our metropolitan areas and enables network service providers to provide services in any or all of our markets more quickly than if they built their own network infrastructure.

  . Single-Source Provider. We serve as a single-source provider to our customers. Because we maintain the physical connection with the traditional telephone company in each market and assume responsibility for managing all end-user installations and for monitoring and managing our data networks, the network service provider does not need to have relationships with traditional telephone companies, inside wiring companies or equipment maintenance and monitoring service providers.

  . Avoidance of Regulatory Burden. To provide DSL service on its own, an Internet service provider or other data service provider would have to be authorized as a competitive telecommunications company in each state in which it planned to provide service. Network service providers who partner with us avoid the costs, delays and complexities of achieving competitive telecommunications company status in each market.

  . Transparent Service Delivery to End Users. Our automated order entry, provisioning and maintenance systems are designed to allow network service providers to interface directly with our support systems and provide their end users with completely transparent service delivery. Our systems also enable our network service providers to pre-qualify prospective end users. The end user receives a bill from the network service provider and is not billed by the traditional telephone companies or NorthPoint.

  . Electronic Interfaces. We have designed our national operations support systems to interface directly with network service providers' existing provisioning, management, accounting and billing systems. This enables two-way trouble ticketing and secure connections for both proactive and query-based status checking on all aspects of service delivery and billing.

  . Broad Range of Speeds and Prices. Our wide range of price and performance options enables network service providers to match their service offerings with an end user's specific need for data transmission capacity. Current options available from traditional telephone companies are more limited and often fail to address the needs of small- and medium-sized businesses, people who work in home offices and telecommuters.

  . Identification of Service Upgrade Opportunities. As an end user's data transmission needs evolve, our operations support systems track end user usage and identify opportunities on a timely basis for the network service provider to recommend service upgrades to its end users.

  . Reliability and Guaranteed Data Transmission Speeds. We design our networks for business-quality service, including 24 hours a day, 7 days a week monitoring, network management links, guaranteed data throughput and consistent high speed transmission.

  . Secure Connections. Our network architecture enables network service providers to offer to their end users applications that require a secure connection for transmission of sensitive data.

  . Marketing Support. We support our customers by providing sales leads, co-marketing programs and training for network service provider sales and service representatives.

Operations Support Systems

  Our operations support systems are designed to grow with our business and provide us with significantly enhanced operational efficiencies.

  Connections to Our Customers. Our Web-based ordering system not only allows network service providers to place orders on-line, but assists them in marketing the service to new and existing end users, as well as pre-qualifying prospective end users for the maximum level of service that will be available to them. Our systems also interface with our customers' management, provisioning, accounting and billing systems. Our network statistics allow the network service provider to track historical usage and suggest service upgrades based upon customer need.

  Connections to the Traditional Telephone Companies. We are currently testing electronic connections with Pacific Bell and Ameritech and plan to have similar interfaces to all our traditional telephone company suppliers by the end of 1999. This will provide us with a single electronic ordering interface and will facilitate provisioning large volumes of orders.

Deployment and Operations

  To provide and monitor data transport services to end users, network service providers have traditionally been required to coordinate multiple service and equipment suppliers. We act as a single-source provider of a network service provider's local data networking and transport needs, eliminating both complexity and inconvenience for our customers.

  Interconnecting With New Network Service Providers. When a network service provider decides to use our services in a metropolitan market, we arrange for the leasing, testing and monitoring of a fiber connection between our metropolitan node in the area and the network service provider's local point of presence. Our customers pay a monthly fee for the connection and for our data traffic aggregation and monitoring services.

  Provisioning with the Traditional Telephone Company. We order from the traditional telephone companies and test copper wire loops that link central offices and end users. In most cases, if the line is not testing to our specifications at the time of provisioning or later, our network control center is able to help the traditional telephone company pinpoint the source of the problem.

  End User Installation. We contract with third parties for the installation of lines to end users, including any necessary wiring inside end users' premises. Our contractors also deliver, install and test the customer premise equipment and test the connection over our network. Our network service provider customer generally pays an installation charge to us and sells the modem and/or other customer premise equipment to the end user.

  Network Monitoring. We monitor all of our metropolitan networks from our network control center on a continuous basis, enabling us to identify and resolve network problems before they affect our customers or their end users. The network control center maintains visibility into each element of our networks, allowing us to provide reliable service and efficient customer installation, as well as rapid responses to customer inquiries.

Key Strategic and Commercial Relationships

  We have entered into strategic and commercial relationships that we believe are valuable because they provide additional technical, marketing and distribution expertise and, in some cases, involve capital investment and guaranteed or targeted numbers of new end-user lines. We anticipate entering into additional strategic and commercial relationships with others.

  Our strategic and commercial relationships include:

                                      Investment           Description
                                      (millions)

 Microsoft Corporation...............   $30.0*   Software and services company

 Verio Inc...........................    10.0    Business Internet solutions
                                                 provider, targeting small- and
                                                 medium-sized businesses

 ICG Communications, Inc. ...........    10.0    Competitive integrated
                                                 communications provider

 At Home Corporation.................     8.0    Broadband data service
                                                 provider with a division,
                                                 @Work, focused on small- and
                                                 medium-sized businesses

 Cable & Wireless USA, Inc. .........     5.0    Affiliate of multinational
                                                 telecommunications company
                                                 with extensive international
                                                 data and Internet business

 Concentric Network Corporation......     5.0    Internet service provider,
                                                 targeting small- and medium-
                                                 sized businesses

 Frontier Corporation ...............     4.9    Integrated communications
                                                 provider offering services in
                                                 major markets across the U.S.
                                                 through its subsidiaries

 Network Plus Corporation............     2.5    Integrated communications
                                                 provider targeting small- and
                                                 medium-sized businesses in the
                                                 Northeast and Southwest

 Intel Corporation...................     2.0    Designs, develops,
                                                 manufactures and markets
                                                 computer components and
                                                 related products at various
                                                 levels of integration

 Netopia, Inc. ......................     1.0    Develops, markets and supports
                                                 products and services to
                                                 enable businesses to use the
                                                 Internet

 Tandy Corporation...................     --     Parent company of the
                                                 RadioShack electronics,
                                                 computing and communications
                                                 stores

 Enron Communications, Inc...........     --     Network applications provider
                                                 delivering broadband content
                                                 and applications to businesses
                                                 in the U.S.

* Microsoft has expressed to us its intention to purchase $30 million of our common stock in this offering, although it is not bound to do so.

  Microsoft. In April 1999, we entered into a strategic relationship with Microsoft. Microsoft has expressed to us its intention to purchase $30 million of our common stock in this offering, although it is not bound to do so. Under our two-year commercial agreement with Microsoft, we will jointly market and promote NorthPoint's DSL services, and Microsoft intends to use its existing channels, websites and direct sales force to augment our own marketing efforts. Together, we will also develop the specifications for an open standard to allow broadband content and application providers to optimize the use of high-speed networks to deliver their products and services. Microsoft will also provide software consulting services to us. In addition, if Microsoft purchases $30 million of our common stock in this offering, Microsoft will receive a warrant to purchase an additional $30 million of our Class B common stock at a price that is 50% above the initial public offering price.

  Verio. In February and March 1999, we entered into a strategic relationship with Verio. Verio has designated us as its preferred provider in 21 of our 28 markets. Verio also committed to purchase a specified number of DSL lines over the two-year term of the agreement. As of March 31, 1999, Verio marketed NorthPoint DSL services in 10 markets through a broadcast media campaign including television and radio advertisements in which the NorthPoint DSL service is "co-branded" with Verio's Internet services. In connection with these agreements, Verio provided us with $5.6 million pursuant to a subordinated convertible promissory note and invested $4.4 million in our Series D-1 preferred stock. Verio's $10 million investment will convert into Class B common stock upon this offering.

  ICG. In March 1999, we entered into several strategic agreements with subsidiaries of ICG. Pursuant to these agreements, ICG designated us as its preferred provider of DSL services, sold us all of its DSL network equipment, agreed to share certain of its central office space with us, committed to purchase a specified number of DSL lines and agreed to provide us with local transport services. In conjunction with these agreements, ICG invested $10 million in our Series D-1 preferred stock.

  @Home. In June 1998, we entered into a strategic agreement with @Work (a division of At Home Corporation) in which @Work agreed to sell our services to its small- and medium-sized business customers. In March 1999, we entered into an amended agreement with @Work in which @Work established targeted volume commitment levels and agreed to jointly develop and implement marketing programs to expand the demand for @Work DSL lines supplied by us. In addition, we will jointly pursue additional online activities that will provide services to small- and medium-sized businesses and promote awareness of our services. In July 1998, At Home Corporation purchased $2 million of our Series C preferred stock and in March 1999, it invested $6 million in our Series D-1 preferred stock.

  Cable & Wireless. In March 1999, we signed a two-year agreement with Cable & Wireless in which we were designated as Cable & Wireless' preferred DSL provider in the U.S. We will work with Cable & Wireless to develop new products for the domestic and international markets, as well as to jointly market DSL and other products. In conjunction with the agreement, Cable & Wireless invested $5 million in our Series D-1 preferred stock.

  Concentric. In April 1999, Concentric committed to purchase a specified number of DSL lines over the two-year term of our strategic agreement. Concentric also agreed to use our services in 20 metropolitan areas, in addition to the seven metropolitan areas in which they currently offer our services. In addition, Concentric and NorthPoint will undertake development and co-marketing of new products. In conjunction with the agreement, Concentric invested $5 million in our Series D-1 preferred stock.

  Frontier. In April 1999, a subsidiary of Frontier signed a strategic development and services agreement with us. In the two-year agreement, Frontier designated us as a preferred provider of DSL services. In addition, we will jointly undertake development of new products and systems interfaces. NorthPoint may also purchase transport, hosting, peering and collocation services from Frontier. In conjunction with the agreement, another affiliate of Frontier invested $4.9 million in our Series D-1 preferred stock.

  Network Plus. In March 1999, we entered into a two-year agreement with Network Plus in which we were designated as Network Plus' preferred provider of DSL lines. Network Plus also committed to purchase a specific number of DSL Lines. We will also work with Network Plus to develop new products. In conjunction with the agreement, Network Plus invested $2.5 million in our Series D-1 preferred stock.


  Intel. We have entered into a strategic relationship with Intel, a company that designs, develops, manufactures and markets computer components and related products at various levels of integration. Intel is also one of the supporters of the G.lite specification for a consumer version of DSL. We are working with Intel to enhance our service offerings. In August 1998, Intel purchased $2 million of our Series C preferred stock and acquired contingent warrants to purchase 212,568 shares of our common stock at the same price per share. The contingent warrants become exercisable by Intel on or after September 30, 1999 provided that, by that date, Intel has placed good faith purchase orders for our DSL services in Phoenix, Arizona and Portland, Oregon, or we have not used our best efforts to launch our services in those two markets.

  Netopia. In April 1999, Netopia designated NorthPoint as the preferred provider for its Small Business DSL Education Center and DSL Affiliate Program on the GeoCities Internet Portal website. This partnership allows us to receive customer referrals as a result of Netopia's and GeoCities' promotional activities. The approximately 3.5 million GeoCities website owners (called Homesteaders) will have the opportunity to participate in the Netopia DSL Affiliate Program and the approximately 19.5 million GeoCities visitors per month will have the opportunity to visit the DSL Education Center. In conjunction with the agreement, Netopia invested $1 million in our Series D-1 preferred stock.


  Tandy. In April 1999, we entered into a strategic alliance with Tandy, parent company of the RadioShack stores. Under the terms of the five-year agreement, Tandy designated us a preferred provider of DSL services for sale to its customers in markets we serve. We expect our network to cover approximately 1,400 Tandy-owned RadioShack stores nationwide by the end of 1999. In these stores, RadioShack will demonstrate our services and sell high-speed Internet access using our network services. We have agreed to install DSL connections and certain hardware in RadioShack stores that will be selling our services.

  Enron Communications. In April 1999, Enron Communications entered into a strategic product distribution agreement with us. Under this agreement, we will enable our networks to deliver Enron's advanced, broadband applications to end users on our networks. We will receive a portion of the revenue generated by such applications. We have agreed to cooperate in distributing future products and applications that meet the needs of our customers and end users and will jointly promote such services to our network service providers. Enron Communications is the communications subsidiary of Enron Corp., one of the world's leading integrated natural gas and electricity companies.

Alternative Data Transport Technologies

  We believe that our DSL-enabled networks offer price and performance characteristics that are attractive to network service providers for many of their end users when compared with other options:

  . Dial-up Analog Modems. Analog modems use the traditional telephone system, and are the most commonly used data transport technology today. Because the electronic components of the traditional telephone system limit data transmission speeds, however, these traditional modems rarely exceed data throughput of 56 kilobits per second. In addition, modems generally require that the user or system dial a phone number to connect with a data service, which creates delays in making connections and may present security concerns.

  . Integrated Services Digital Network (ISDN). Integrated services digital network is a technology that works with the traditional telephone system to send voice and data over existing copper wires at speeds up to 144 kilobits per second. Integrated services digital network is equal in speed or slower than all of our services. Integrated services digital network is typically priced with usage charges, making an always-on connection with an integrated services digital network modem prohibitively expensive.

  . T1 Service. T1 service provides data transmission speed of 1.544 megabits per second. T1 pricing has traditionally been sensitive to the distance between an end user and its service provider, creating marketing difficulties and pricing anomalies.

  . Cable Modems. Cable modem networks have penetrated certain residential markets, but only about half of all homes nationwide are wired for high-capacity cable. In addition, we believe that many of our target business end users are not passed by existing cable infrastructure. Moreover, although cable modems offer high speed services, they operate over a shared cable infrastructure and therefore cannot offer guaranteed bandwidth or the network security features that we believe a majority of our targeted end users demand. In addition, cable modems do not offer symmetric bandwidth, which we believe is important for business applications.

  . Wireless. Few of our target end users are served today by fixed wireless infrastructure. We believe further rollout will be slowed by the need for fixed wireless service providers to obtain roof rights and overcome technological limitations and interference from terrain, obstructions and weather.

  . Fiber. Fiber optic lines provide high speed data transport, but today reach only a fraction of our target end users. Local fiber optic builds have generally targeted large corporations based in downtown office buildings. Moreover, even where fiber passes a building, our DSL-enabled network may be more cost effective for small- to medium-sized businesses.

  For more information about the highly competitive market in which we operate, see "Risk Factors--The Market in Which We Operate is Highly Competitive, and We May Not Be Able to Compete Effectively, Especially Against Established Industry Competitors with Significantly Greater Financial Resources."

Government Regulation

  Overview. Our telecommunications services are subject to varying degrees of federal, state and local regulation. The FCC and state utility commissions regulate telecommunications common carriers. A telecommunications common carrier is a company which offers telecommunications services to the public or to all prospective users on standardized rates and terms. Our data transport services are common carrier services.

  The FCC exercises jurisdiction over telecommunications common carriers, and their facilities and services, to the extent they are providing interstate or international communications. The various state regulatory commissions retain jurisdiction over telecommunications carriers, and their facilities and services, to the extent they are used to provide communications that originate and terminate within the same state. The degree of regulation varies from state to state.

  In recent years, the regulation of the telecommunications industry has been in a state of flux as the United States Congress and various state legislatures have passed laws seeking to foster greater competition in telecommunications markets. The FCC and state utility commissions have adopted many new rules to implement these new laws and encourage competition. These changes, which are still incomplete, have created new opportunities and challenges for us and our competitors. The following summary of regulatory developments and legislation does not purport to describe all present and proposed federal, state and local regulations and legislation affecting the telecommunications industry. Certain of these and other existing federal and state regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which this industry operates. Neither the outcome of these proceedings nor their impact upon the telecommunications industry or us can be predicted at this time.

  Federal Regulation. Although we currently are not subject to price cap or rate of return regulation at the federal level and are not currently required to obtain FCC authorization for the installation, acquisition or operation of our network facilities, we nevertheless must comply with the requirements of common carriage under the Communications Act of 1934 (the "Communications Act"), as amended, to the extent we provide interstate services. Pursuant to the Communications Act, we are subject to the general requirement that our charges and regulations for communications services must be "just and reasonable" and that we may not make any "unjust or unreasonable discrimination" in our charges or regulations. Certain other specific regulations applicable to us are discussed below. The FCC also has jurisdiction to act upon complaints against any common carrier for failure to comply with its statutory obligations.

  Comprehensive amendments to the Communications Act were made by the Telecommunications Act, which was signed into law on February 8, 1996. The Telecommunications Act effected plenary changes in regulation at both the federal and state levels that affect virtually every segment of the telecommunications industry. The stated purpose of the Telecommunications Act is to promote competition in all areas of telecommunications. While it may take years for the industry to feel the full impact of the Telecommunications Act, it is already clear that the legislation provides us with both new opportunities and new challenges.

  The Telecommunications Act greatly expands the interconnection requirements on the incumbent local exchange carriers, or ILECs. The Telecommunications Act requires the ILECs to:

  . provide physical collocation, which allows companies such as us and other interconnectors to install and maintain their own network termination equipment in ILEC central offices, and virtual collocation only if requested or if physical collocation is demonstrated to be technically infeasible;

  . unbundle components of their local service networks so that other providers of local service can compete for a wide range of local services customers;

  . establish "wholesale" rates for their services to promote resale by competitive local exchange carriers, or CLECs, and other competitors;

  . establish number portability, which will allow a customer to retain its existing phone number if it switches from the ILEC to a competitive local service provider;

  . establish dialing parity, which ensures that customers will not detect a quality difference in dialing telephone numbers or accessing operators or emergency services; and

  . provide nondiscriminatory access to telephone poles, ducts, conduits and rights-of-way.

In addition, the Telecommunications Act requires ILECs to compensate competitive carriers for traffic originated by ILECs and terminated on the competitive carriers' network.

  The FCC is charged with establishing national guidelines to implement certain portions of the Telecommunications Act. The FCC issued its Interconnection Order on August 8, 1996. On July 18, 1997, however, the United States Court of Appeals for the Eighth Circuit issued a decision vacating the FCC's pricing rules, as well as certain other portions of the FCC's interconnection rules, on the grounds that the FCC had improperly intruded into matters reserved for state jurisdiction. On January 25, 1999, the Supreme Court largely reversed the Eighth Circuit's order, holding that the FCC has general jurisdiction to implement the local competition provisions of the Telecommunications Act. In so doing, the Supreme Court stated that the FCC has authority to set pricing guidelines for unbundled network elements, to prevent ILECs from disaggregating existing combinations of network elements, and to establish "pick and choose" rules regarding interconnection agreements (which would permit a carrier seeking interconnection to "pick and choose" among the terms of service from other interconnection agreements between the ILECs and other CLECs). This action reestablishes the validity of many of the FCC rules vacated by the Eighth Circuit. Although the Supreme Court affirmed the FCC's authority to develop pricing guidelines, the Supreme Court did not evaluate the specific pricing methodology adopted by the FCC and has remanded the case to the Eighth Circuit for further consideration. In its decision, however, the Supreme Court also vacated the FCC's rule that identifies the unbundled network elements that ILECs must provide to CLECs. The Supreme Court found that the FCC had not adequately considered certain statutory criteria for requiring ILECs to make those network elements available to CLECs and must reexamine the matter. Thus, while the Supreme Court resolved many issues, including the FCC's jurisdictional authority, other issues remain subject to further consideration by the courts and the FCC. The Eighth Circuit has not yet reinstated the FCC's rules that were affirmed by the Supreme Court, and several ILECs have asked the Eighth Circuit not to reinstate those rules until further legal challenges have been resolved. We cannot predict the ultimate disposition of those matters. The possible impact of this decision, including the portion dealing with unbundled network elements, on existing interconnection agreements between ILECs and CLECs or on agreements that may be negotiated in the future also cannot be determined at this time.

  As a result of the pro-competitive provisions of the Telecommunications Act, we have been able to obtain authorizations to operate as a CLEC in California, Colorado, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, Minnesota, Missouri, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Texas, Virginia, Washington and Washington D.C. We have signed interconnection agreements in all these states except Illinois and Michigan, where we are procuring unbundled network elements out of tariff.

  The FCC has established different levels of regulation for dominant and non-dominant carriers. Of domestic common carrier service providers, only GTE, the regional Bell operating companies and other ILECs are classified as dominant carriers and all other providers of domestic common carrier services, including us, are classified as non-dominant carriers. As a non-dominant carrier, we are subject to less FCC regulation than dominant carriers.

  The Telecommunications Act also directs the FCC, in cooperation with state regulators, to establish a universal service fund that will provide subsidies to carriers that provide service to under-served individuals and in high cost areas. A portion of carriers' contributions to the universal service fund also will be used to provide telecommunications-related facilities for schools, libraries and certain rural health care providers. The FCC released its initial order in June 1997. This order will require us to contribute to the universal service fund, but may also allow us to receive payments from the fund if we are deemed eligible. We also may provide service to under-served customers in lieu of making universal service fund payments. The FCC's implementation of universal service requirements remains subject to judicial and additional FCC review. Additional changes to the universal service regime, which would increase our costs, could have adverse consequences for us.

  Recently, various regional Bell operating companies have filed petitions with the FCC requesting regulatory relief in connection with the provision of data services, including DSL services. In response to these petitions, the FCC issued a decision that data services generally are telecommunications services that, when provided by ILECs, are subject to the FCC's interconnection rules, including the rule requiring that an ILEC's data services be subject to unbundling and resale requirements under the Telecommunications Act. Petitions have been filed with the FCC asking it to reconsider its decision in this regard. The FCC has also initiated a proceeding to determine whether ILECs will be able to avoid certain of their obligations by providing data services through "truly" separate affiliates, whether the FCC will specifically require ILECs to unbundle their DSL equipment and resell DSL services, and whether the FCC will grant the regional Bell operating companies relief in local access and transport areas for the provision of data services. A decision by the FCC on these issues is expected shortly. In addition, various regional Bell operating companies have requested relief from dominant carrier regulation for their data services in certain regions. The effect that these proceedings will have on our ability to obtain facilities and services from ILECs and on the competition that we will face from ILECs cannot be predicted.

  As part of the FCC's proceeding regarding the provision of data services, the FCC adopted new rules designed to make it easier and less expensive for CLECs to obtain collocation at ILEC central offices by, among other things, restricting the ILECs' ability to prevent certain types of equipment from being collocated and requiring ILECs to offer alternative collocation arrangements to CLECs. The FCC also adopted rules relating to spectrum compatibility, and initiated a new proceeding to address spectrum compatibility issues in greater detail. In addition, this new proceeding will address line sharing, which, if implemented, would allow CLECs to offer data services over the same line that a consumer uses for voice services without the CLEC having to provide the voice service. We cannot predict what effect the FCC's decisions on these issues will have on our business.

  State Regulation. To the extent that we provide telecommunications services which originate and terminate within the same state, we are subject to the jurisdiction of that state's public service commission. As noted above, we have obtained authorizations to operate as a CLEC in all of our 28 target markets. We are not subject to price cap or rate of return regulation in any state in which we are currently certificated to provide local exchange service.

  The Telecommunications Act preempts state statutes and regulations that prohibit or have the effect of prohibiting the provision of competitive local services. As a result of this sweeping legislation, we will be free to provide the full range of intrastate local and long distance services in all states in which we currently operate, and in any states into which we may wish to expand. While this action greatly increases our addressable customer base, it also increases the amount of competition to which we may be subject.

  Although the Telecommunications Act's prohibition of state barriers to competitive entry took effect on February 8, 1996, various legal and policy matters still must be resolved before the Telecommunications Act's policies promoting local competition are fully implemented.

  To the extent we provide intrastate services, we may be required to file tariffs with the state public service commission setting forth the terms, conditions and prices for services classified as intrastate. Like the FCC, most states also consider complaints relating to a carrier's intrastate services or rates.

  As we expand our operations into other states, we may become subject to the jurisdiction of their respective public service commissions for certain services offered by us.

  Local Government Authorizations. We may be required to obtain from municipal authorities street opening and construction permits to install our facilities in certain cities. In some of the areas where we provide service, we are subject to municipal franchise requirements requiring us to pay license or franchise fees either on a percentage of gross revenue, flat fee or other basis. The Telecommunications Act requires municipalities to charge nondiscriminatory fees to all telecommunications providers, but it is uncertain how quickly this requirement will be implemented by particular municipalities in which we operate or plan to operate or whether it will be implemented without a legal challenge.

Customers

  In 1998, our two largest customers were Concentric Network Corporation and Flashcom, Inc. See Note 2 to our consolidated financial statements. A loss of or decrease in business from any major customer could have a material adverse effect on our business, prospects, financial condition and results of operations. For more information, see "Risk Factors--A Limited Number of Customers Account for a High Percentage of Our Revenue and the Loss of a Significant Customer Could Harm Our Business."

Employees

  As of April 12, 1999, NorthPoint had 423 employees (including 20 temporary personnel and consultants), employed in engineering, sales, marketing, customer support and related activities, and general and administrative functions. None of our employees is represented by a labor union, and we consider our relations with our employees to be good. See "Risk Factors--Our Success Depends on Our Retention of Executive Officers and Other Key Personnel and Our Ability to Hire Additional Key Personnel."

Facilities

  We are headquartered in facilities consisting of approximately 50,000 square feet in the San Francisco Bay Area which we occupy under five-year leases. In addition, we occupy 12,000 square feet in San Francisco under a two-year lease and have short-term leases for our 25 regional offices. We consider this space adequate for our current operations. We also lease space in a number of traditional telephone company central offices and private facilities in which we locate our equipment.

Legal Proceedings

  We are not currently engaged in any material legal proceedings.

  We are, however, subject to state commission, FCC and court decisions as they relate to the interpretation and implementation of the Telecommunications Act, the interpretation of CLEC interconnection agreements in general and our interconnection agreements in particular. In some cases, we may be deemed to be bound by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to our agreements. The results of any of these proceedings could have a material adverse effect on our business, prospects, financial condition and results of operations.

                                   MANAGEMENT

Executive Officers and Directors

  Our executive officers and directors, and their ages as of May 3, 1999, are as follows:

   Name                               Age               Positions
   ----                               ---               ---------
   Michael W. Malaga................   34 Chief Executive Officer and Chairman
                                           of the Board of Directors
   Elizabeth A. Fetter..............   40 President and Chief Operating Officer
   Herman W. Bluestein..............   52 Chief Development Officer
   William J. Euske.................   47 Chief Technical Officer
   Nathan T. Gregory................   47 Chief Network Architect
   Henry P. Huff....................   55 Chief Financial Officer and Vice
                                           President, Finance
   Robert F. Flood..................   57 Vice President, Operations
   Steven J. Gorosh.................   41 Vice President, General Counsel and
                                           Secretary
   Samuel M. Lamonica, Jr...........   47 Vice President, Information
                                           Technology and Application
                                           Development
   Timothy M. Monahan...............   33 Vice President, Corporate Development
   Richard J. Morris................   32 Vice President, Engineering and
                                           Program Management
   John H. Stormer..................   36 Vice President, Marketing
   Ann W. Zeichner..................   44 Vice President, Sales
   Robert K. Dahl...................   58 Director
   Michael J. Fitzpatrick...........   49 Director
   Reed E. Hundt....................   51 Director
   Andrew S. Rachleff...............   40 Director
   Dino J. Vendetti.................   37 Director
   J. Peter Wagner..................   33 Director
   Frank D. Yeary...................   35 Director

  Michael W. Malaga is a founder and has been the Chief Executive Officer and Chairman of NorthPoint since June 1997. Mr. Malaga was also the President of NorthPoint from June 1997 to March 1999. From June 1995 to June 1997, Mr. Malaga was employed at MFS Communications Company, Inc., most recently as the Director of Strategic Development, where he led the strategic and development efforts for xDSL and small-business Internet access. While at MFS, Mr. Malaga played a principal role in integrating its purchase of UUNET Technologies, Inc., a national ISP. Prior to joining MFS, Mr. Malaga worked at GenRad, Inc.'s Structural Test Products Division from 1988 to June 1995.

  Elizabeth A. Fetter has been the President and Chief Operating Officer of NorthPoint since March 1999. From January 1998 until joining NorthPoint, Ms. Fetter was Vice President and General Manager of the Consumer Services Group at U S WEST where she was responsible for a $4.7 billion dollar business serving over 11 million customers with integrated wireline, wireless and data services. In 1997, Ms. Fetter served as Vice President and General Manager of Operator and Directory Services for SBC Communications Inc. From March 1991 to April 1997, Ms. Fetter held various executive positions in strategy, finance, sales, marketing and general management at Pacific

Bell, most recently as President of the Industry Markets Group, where she was responsible for the Company's wholesale, interconnection and resale businesses. Ms. Fetter worked in international management consulting and at Chevron Corporation prior to March 1991.

  Herman W. Bluestein has been the Chief Development Officer of NorthPoint since September 1998. From October 1997 until joining NorthPoint, Mr. Bluestein was Chief Executive Officer of Pacific Communications Services. From 1995 through 1997, Mr. Bluestein was Vice President of Wireless Strategy and Development for MCI Communications Corp. (now known as MCI WorldCom, Inc.) where he developed and executed MCI's wireless strategy, negotiated service agreements with cellular and PCS providers and managed strategic relationships with service providers. From 1994 to 1995, Mr. Bluestein was Vice President, Business Development and Alliance General Manager for MCI's alliance with British Telecommunications, plc. From 1989 to 1994, Mr. Bluestein was Vice President of Strategic Business Development and Geographic Expansion for Centex Telemanagement, Inc., a San Francisco-based telecommunications company that was acquired by MFS in 1994.

  William J. Euske is a founder and has been the Chief Technical Officer of NorthPoint since June 1997. From July 1992 to March 1997, he was the Senior Vice President of Advanced Networks and Technology at MFS, where he led the launch of MFS's xDSL services. As Vice President of Product Engineering for its Data Services unit, he built one of the first commercial ATM networks, which supported wire-speed LAN traffic, frame relay and variable bit rate voice traffic. Prior to his employment at MFS, Mr. Euske was the Head of North American Research and Development for British Telecom from November 1989 to July 1992.

  Nathan T. Gregory is a founder and has been the Chief Network Architect of NorthPoint since June 1997. Mr. Gregory was with MFS beginning in September 1992, where he was responsible for the data architecture for the xDSL product offering, including all equipment evaluation and testing, central office configuration design, and service offering engineering specifications. Mr. Gregory was also a principal member of the original MFS Data Services team responsible for releasing the first commercial ATM service in the United States as well as its worldwide frame relay product.

  Henry P. Huff has been the Vice President, Finance and Chief Financial Officer of NorthPoint since June 1998. Mr. Huff served as the Chief Financial Officer of Fabrik Communications, Inc., a messaging service provider, from October 1996 until June 1998 and as the Chief Financial Officer of Sierra Ventures, a Menlo Park-based venture capital firm, from February 1992 to September 1996. From August 1986 to February 1992, Mr. Huff was the Chief Financial Officer of Centex.

  Robert F. Flood is a founder and has been the Vice President, Operations of NorthPoint since June 1997. Prior to joining NorthPoint, Mr. Flood was the Vice President of Network Administration at MFS, where he was responsible for traffic engineering, switch translations, capacity planning and network infrastructure on both the local and long-distance portions of the network. From 1990 until joining MFS in June 1994, Mr. Flood was Director of Engineering and Customer Service at Centex where he was responsible for cost management, provisioning, traffic engineering and customer service.

  Steven J. Gorosh is a founder and has been the Vice President, General Counsel and Secretary of NorthPoint since June 1997. From June 1994 to June 1997, Mr. Gorosh was the Senior Counsel for MFS Intelenet, where he helped set regulatory strategy and obtain necessary local service regulatory authority for the nation's largest alternative local service provider. From June 1991 to June 1994, Mr. Gorosh served as the Senior Counsel at Centex prior to its acquisition by MFS. From April 1988 until joining Centex, Mr. Gorosh was an attorney in the FCC Common Carrier and General Counsel Bureaus.

  Samuel M. Lamonica, Jr. has been the Vice President, Information Technology and Application Development of NorthPoint since May 1998. From March 1995 until joining NorthPoint, Mr. Lamonica was employed at Network Equipment Technologies, Inc. as a Senior Manager of application development for N.E.T.'s customer service, engineering and sales and marketing organizations. From January 1980 to February 1995, Mr. Lamonica served in various technical capacities for Pacific Bell, including Pacific Bell Service Manager. He was responsible for the design, development and implementation of projects including 411 directory assistance systems, hotel billing systems, language assistance bureau, automated pay-by-phone, message center mass market voice mail and business market segmentation.

  Timothy M. Monahan is a founder and has been the Vice President, Corporate Development of NorthPoint since June 1998. From June 1997 until June 1998, Mr. Monahan served as NorthPoint's Vice President, Finance and Chief Financial Officer. Mr. Monahan was the Director of Corporate Development at MFS from 1996 to 1997, where he led the financial and planning aspects of its commercial xDSL product and internal ISP creation project, forming an evaluation basis for the purchase of UUNET by MFS. From 1993 to 1996, Mr. Monahan was Assistant Treasurer and Manager of Business Planning at MFS. Prior to joining MFS, from June 1988 to June 1991, Mr. Monahan was a consultant with Booz, Allen & Hamilton.

  Richard J. Morris has been the Vice President, Engineering and Program Management of NorthPoint since June 1997. From September 1994 until joining NorthPoint, Mr. Morris was the Director of Data Product Development at MFS, where he developed its xDSL product and led project teams in engineering design, operations, provisioning and product rollout. He was also responsible for the development of domestic and international data services of MFS, including LAN extension over ATM, MAE Internet connectivity, ATM and frame relay services. From 1990 until joining MFS, Mr. Morris was the Manager, Broadband Networks for British Telecom, where he served as deployment project manager and its representative on the European ATM deployment forums.

  John H. Stormer has been the Vice President of Marketing of NorthPoint since September 1998. Mr. Stormer was previously NorthPoint's Director of Business Development since November 1997. From August 1991 to April 1996, Mr. Stormer held several director positions at Sprint Corporation and later at Sprint Telecommunications Venture (now known as Sprint PCS). At Sprint PCS, Mr. Stormer led the early development of the consumer marketing strategy to launch integrated wireless and wireline services. Prior to Sprint, Mr. Stormer held management positions at AT&T Corporation in Business Marketing and Operator Services, and at Marion Merrell Dow (now known as Hoechst Marion Rousell) in Business Planning and Development.

  Ann W. Zeichner has been the Vice President, Sales of NorthPoint since September 1998. From September 1997 until September 1998, Ms. Zeichner served as NorthPoint's Vice President, Sales and Marketing. From June 1995 to May 1997, Ms. Zeichner was President and Chief Executive Officer of Cambio Networks, Inc., a supplier of network infrastructure documentation solutions. From August 1993 to May 1995, Ms. Zeichner served as a Vice President of Sales at Centrum, a remote-access startup company acquired by 3Com Corporation. After the acquisition, she joined 3Com as Vice President of Sales for the Personal Office Division in July 1994 and later was appointed as 3Com's Corporate Director of Industry Marketing. Prior to that, she held Vice President Sales positions at Ascend Communications, Inc., ADC Fibermux Corp. and Micom Communications Corp.

  Robert K. Dahl has served as a member of the board of directors since March 1998. Mr. Dahl has been a General Partner at Riviera Ventures, an Alameda-based private investment and management firm, since February 1998, where he specializes in investing in companies in the communications sector. From December 1993 to July 1997, Mr. Dahl served as the Executive Vice President and Chief Financial Officer for Ascend Communications, Inc. and from July 1997 to January 1998, Mr. Dahl served as Ascend's Executive Vice President of Corporate Planning.

Mr. Dahl also serves as a director of Ascend, Momentum Business Applications, Inc., the Bank of Alameda and several privately held companies.

  Michael J. Fitzpatrick has served as a member of the board of directors since May 1999. Mr. Fitzpatrick has been President and Chief Executive Officer and a director of E-Tek Dynamics, Inc. since October 1997 and Chairman of the Board of E-Tek since April 1999. From July 1994 to October 1997, Mr. Fitzpatrick served as President and Chief Executive Officer of Pacific Telesis Enterprises, a telecommunication service provider. While at Pacific Telesis, Mr. Fitzpatrick also served as Executive Vice President of Marketing and Sales from January 1994 to July 1994 and Executive Vice President of Statewide Markets with Pacific Bell, an affiliate of Pacific Telesis, from September 1993 to January 1994. From October 1991 to August 1993, Mr. Fitzpatrick was President and Chief Executive Officer of Network Systems Corporation, an internetworking company.

  Reed E. Hundt has served as a member of the board of directors since May 1998. Mr. Hundt served as Chairman of the FCC from 1993 to 1997. He currently serves as senior advisor at McKinsey & Company, Inc., an international consulting firm. Prior to joining the FCC, Mr. Hundt was a partner at Latham & Watkins, an international law firm. Mr. Hundt also serves on the board of directors of Allegiance Telecom, Inc., Ascend Communications and Novell, Inc.

  Andrew S. Rachleff has served as a member of the board of directors since August 1997. Since 1995, Mr. Rachleff has been a General Partner at Benchmark Capital, a Menlo Park-based venture capital firm, where he specializes in investing in companies in the communications industry. Prior to co-founding Benchmark Capital, Mr. Rachleff spent ten years as a general partner with Merrill, Pickard, Anderson & Eyre, a Menlo Park-based venture capital firm. Mr. Rachleff serves on the boards of directors of several privately held companies.

  Dino J. Vendetti has served as a member of the board of directors since February 1999. Mr. Vendetti has managed investments in the telecommunications, cable and data networking industries for Vulcan Ventures, Inc. since May 1998. From August 1997 until joining Vulcan Ventures, Mr. Vendetti was Vice President and Research Analyst at Dain Rauscher covering the telecommunications industry. From July 1996 to April 1997, Mr. Vendetti was Vice President of Product Management at Metawave Communications Corporation. From October 1994 to July 1996, Mr. Vendetti served as Director of Business Development and Product Management for Qualcomm, Inc., where he was responsible for the global infrastructure product line.

  J. Peter Wagner has served as a member of the board of directors since August 1997. Mr. Wagner joined Accel Partners, a San Francisco-based private equity investing firm, in July 1996, and has been a General Partner since January 1998, where he specializes in investing in companies in the communications sector, including networking, telecommunications and wireless technology. From September 1992 to July 1996, Mr. Wagner was a Product Line Manager for Silicon Graphics, Inc. Mr. Wagner also serves on the boards of directors of several privately held companies.

  Frank D. Yeary has served as a member of the board of directors since February 1999. Mr. Yeary joined The Carlyle Group in 1998 as a Managing Director and is in charge of Carlyle's domestic and global telecommunications and media investments. From January 1995 to June 1998, Mr. Yeary was Managing Director, Global Head of Telecommunications & Media and was a member of the Investment Banking Management Committee at Salomon Smith Barney.

Board of Directors

  Our certificate of incorporation divides our directors into three classes. Three Class I Directors hold office initially for a term expiring at the annual meeting of stockholders in 2000. Two Class II Directors hold office initially for a term expiring at the annual meeting of stockholders in 2001. Two

Class III Directors hold office initially for a term expiring at the annual meeting of stockholders in 2002. The members of each class hold office until their successors are duly elected and qualified. At each annual meeting of NorthPoint stockholders, the successors to the class of directors whose term expires at the meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

Committees of the Board of Directors

  In March 1999, the board of directors established an audit committee and a compensation committee. The audit committee consists of Messrs. Dahl, Rachleff and Yeary, all of whom are outside directors. The audit committee recommends engagement of NorthPoint's independent auditors, approves the services performed by such auditors and reviews and evaluates NorthPoint's accounting policies and its systems of internal accounting controls. The compensation committee consists of Messrs. Hundt, Wagner and Vendetti, all of whom are outside directors of NorthPoint. The compensation committee makes recommendations to the board of directors in connection with matters of compensation, including determining the compensation of NorthPoint's executive officers.

Compensation Committee Interlocks and Insider Participation

  No interlocking relationship exists between the board of directors or the compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. Messrs. Hundt, Wagner and Vendetti are affiliated with Charles Ross Partners, Accel Partners and Vulcan Ventures, respectively, which are holders of our preferred stock. See "Certain Transactions."

Executive Compensation

  The following table sets forth information concerning compensation of our Chief Executive Officer and the top four other highly compensated executive officers whose salary and incentive compensation exceeded $100,000 for the year ended December 31, 1998 (the "Named Executive Officers"). The column marked "All Other Compensation" consists of relocation expenses for which we reimbursed Mr. Bluestein.

                           SUMMARY COMPENSATION TABLE

                                                 Annual          Long-Term
                                              Compensation     Compensation
                                            ---------------- -----------------
                                                             Shares Underlying  All Other
       Name And Principal Position           Salary   Bonus       Options      Compensation
       ---------------------------          -------- ------- ----------------- ------------
Michael W. Malaga.........................  $140,000 $14,215          --              --
 President, CEO and Chairman of the Board
 of Directors
Herman W. Bluestein.......................  $ 60,769 $20,000      787,500        $105,491
 Chief Development Officer
Robert F. Flood...........................  $125,000 $12,692          --              --
 Vice President, Operations
Samuel M. Lamonica, Jr. ..................  $138,769 $13,877       33,750             --
 Vice President, Information Technology
 and Application Development
Richard J. Morris.........................  $124,846 $12,485          --              --
 Vice President, Engineering and Program
 Management

Option Grants and Exercises

  The following table provides information concerning grants of options to purchase our common stock made during the fiscal year ended December 31, 1998 to the Named Executive Officers. In the column marked "Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term," potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the SEC rules. Actual gains if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option-holders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                     Potential Realizable
                                      % of Total                       Value At Assumed
                                       Options                       Annual Rates of Stock
                                      Granted To Exercise             Price Appreciation
                              Options Employees  or Base                For Option Term
                              Granted In Fiscal   Price   Expiration ---------------------
             Name               (#)      Year     ($/SH)     Date      5% ($)    10% ($)
             ----             ------- ---------- -------- ---------- ---------- ----------
Michael W. Malaga...........      --      --        --         --           --         --
Herman W. Bluestein.........  787,500     8.7%    $0.55    9/14/08   $2,201,309 $3,573,369
Robert F. Flood.............      --      --        --         --           --         --
Samuel M. Lamonica, Jr......   33,750    0.04%    $0.55    8/27/08      120,870    193,465
Richard J. Morris...........      --      --        --         --           --         --

  The following table provides information concerning exercises of options to purchase our common stock in the fiscal year ended December 31, 1998, and unexercised options held as of December 31, 1998, by the Named Executive Officers. The fair value of the unexercised in-the-money options was determined by our management to be $1.41 per share at December 31, 1998, less the exercise price of such options. The option exercise prices were set by our board of directors and generally reflect its best estimate of the fair value of our stock on the date of each grant based on recent sales of our equity securities, developments in our business and developments in the financial markets. When the board of directors elects to grant options at a lower price we recognize deferred compensation for the difference.

             AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END VALUES

                                                                       Value of Unexercised
                                 Number of Unexercised Options        In-The-Money Options at
                                   Held at December 31, 1998             December 31, 1998
                               --------------------------------- ---------------------------------
 Name                          Exercisable (#) Unexercisable (#) Exercisable ($) Unexercisable ($)
 ----                          --------------- ----------------- --------------- -----------------
Michael W. Malaga.............         --               --               --               --
Herman W. Bluestein...........         --           787,500              --          $675,500
Robert F. Flood...............         --               --               --               --
Samuel M. Lamonica, Jr........      25,312          109,687         $ 34,988          133,913
Richard J. Morris.............     675,000          225,000          933,000          311,000

1997 Stock Option Plan

  Our 1997 Stock Option Plan was adopted by the board of directors and approved by the stockholders in September 1997. A total of 16,147,647 shares of common stock has been reserved for issuance under the plan. As of April 19, 1999, options to purchase 14,500,027 shares of common stock were outstanding under the plan.

  The plan provides for grants to employees of NorthPoint (including officers and employee directors) of "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal

Revenue Code of 1986, as amended (the "Code"), and for grants of nonstatutory stock options ("NSOs") to employees (including officers and employee directors) and consultants (including non-employee directors) of NorthPoint.

  The plan is administered by the board of directors or a committee of the board of directors. The plan is currently being administered by the compensation committee of the board of directors. The administrator may determine the terms of the options granted, including the exercise price, the number of shares subject to each option and the exercisability of the option. The administrator also has the full power to select the individuals to whom options will be granted and to make any combination of grants to any participants.

  Options generally have a term of ten years. One-fourth of the shares subject to the option vest on the one-year anniversary of the vesting commencement date and 1/48th of the shares subject to the option vest on each monthly anniversary of the vesting commencement date thereafter.

  The option exercise price may not be less than 100% of the fair market value of the common stock on the date of grant; provided, however, that NSOs may be granted at exercise prices of not less than 85% of the fair market value on the date the option is granted. In the case of an ISO or NSO granted to a person who at the time of the grant owns stock representing more than 10% of the total combined voting power of all classes of stock of NorthPoint, the option exercise price for each share covered by such option may not be less than 110% of the fair market value of a share of common stock on the date of grant of such option.

  The term of an option is determined by the specific option agreement; provided, however, the term may not be longer than ten years. Furthermore, the maximum term for an option granted to an optionee is five years, if at the time of the grant the optionee owns more than 10% of the total combined voting power of all classes of stock of NorthPoint. No option may be exercised by any person after its term expires.

  In the event of a sale of all or substantially all of the assets of NorthPoint, or the merger of NorthPoint with or into another corporation, each option must be assumed or an equivalent option substituted by the successor corporation. If the successor corporation does not agree to assume the option or to substitute an equivalent option, the option will terminate upon the consummation of the merger or sale of assets; provided, however, the administrator has the discretion to decide to accelerate the vesting of the option to make it exercisable as to some or all of the shares subject to the option. In March 1999, NorthPoint Communications Group assumed all of the options then outstanding under the 1997 Stock Option Plan.

1999 Stock Plan

  NorthPoint's 1999 Stock Plan was adopted by the board of directors in March 1999 and approved by our stockholders in April 1999. A total of 11,977,353 shares of common stock has been reserved for issuance under the 1999 Stock Plan. As of April 19, 1999, 4,582,080 options had been issued under the 1999 Stock Plan.

  The 1999 Stock Plan provides for grants of ISOs to employees, consultants and members of NorthPoint's board of directors, and for grants of NSOs and stock purchase rights to employees (including officers and employee directors) and consultants (including non-employee directors) of NorthPoint.

  The 1999 Stock Plan is administered by the compensation committee or another committee of the board of directors. The 1999 Stock Plan is currently being administered by the compensation committee. The administrator of the 1999 Stock Plan may determine the terms of the options and stock purchase rights granted, including the exercise price, the number of shares subject to each option and/or stock purchase right and the exercisability of the option and/or stock purchase right. The administrator of the 1999 Stock Plan also has the full power to select the individuals to whom options and/or stock purchase rights will be granted, to make any combination of grants to any participants and to determine whether stock acquired pursuant to a stock purchase right is to be subject to repurchase by NorthPoint.

  Options generally have a term of ten years. Options granted to employees vest at a rate of no less than 20% per year over five years from the date the option is granted. Under the 1999 Stock Plan, each independent director will receive 40,000 options at the time of the successful completion of this offering. These options vest over three years at the rate of 1/36th on each monthly anniversary of the vesting commencement date. At each subsequent meeting at which they are re-elected, each outside director will receive 13,000 options which vest over three years, starting at the beginning of the third year anniversary at the rate of 1/12th on each monthly anniversary of the vesting commencement date. Stock purchase rights may be subject to repurchase options that lapse at a rate of no less than 20% per year over five years from the date of purchase.

  Option exercise prices may not be less than 100% of the fair market value of the common stock on the date of the grant; however, NSOs may be granted at exercise prices of not less than 85% of the fair market value of the date the option is granted. In the case of an ISO or NSO granted to a person who at the time of the grant owns stock representing more than 10% of the total combined voting power of all classes of stock of NorthPoint, the option exercise price for each share covered by such option may not be less than 110% of the fair market value of a share of common stock on the date of grant of such option.

  Option terms are determined by the option agreements; however, no option may have a term longer than ten years. The maximum term for an option granted to an optionee is five years, if at the time of the grant the optionee owns more than 10% of the total combined voting power of all classes of NorthPoint stock. No option may be exercised by any person after its term expires.

  In the event of a sale of all or substantially all of the assets of NorthPoint, or the merger of NorthPoint with or into another corporation, the administrator may provide for the repurchase, replacement or termination of options or stock purchase rights. The administrator also has the discretion to accelerate the vesting of options or stock purchase rights to make them exercisable as to some or all of the underlying shares.

1999 Employee Stock Purchase Plan

  NorthPoint's 1999 Employee Stock Purchase Plan was adopted by the board of directors in March 1999 and approved by the stockholders in April 1999. A total of 2,250,000 shares of common stock has been reserved for issuance under the purchase plan. As of the date of this prospectus, no shares have been issued under the purchase plan.

  The purchase plan, which is intended to qualify under Section 423 of the Code, contains consecutive six-month offering periods. The offering periods generally start on January 1 and July 1 of each year, except for the first offering period, which will commence on the effective date of this offering and will end on June 30, 1999.

  Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, no employee may be granted a right to purchase stock under the purchase plan (1) to the extent that, immediately after the grant of the right to purchase stock, the employee would own (or be treated as owning) stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of NorthPoint or (2) to the extent that his or her rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceed $25,000 worth of stock for each calendar year. The purchase plan permits participants to purchase common stock through payroll deductions of up to 10% of the participant's base compensation. Base compensation is defined as the participant's gross base compensation, excluding overtime payments, sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments. The maximum number of shares a participant may purchase with respect to a single offering period is 4,500 shares.

  Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the purchase plan is 85% of the lesser of the fair market value of the common stock (1) at the beginning of the offering period or (2) at the end of the offering period. Participants may end their participation at any time other than the final ten days of an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with NorthPoint.

  Rights to purchase stock granted under the purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the purchase plan. The purchase plan provides that, in the event of a merger of NorthPoint with or into another corporation or a sale of substantially all of NorthPoint's assets, each outstanding right to purchase stock may be assumed or substituted for by the successor corporation.

  The board of directors has the authority to amend or terminate the purchase plan. However, no such action by the board of directors may adversely affect any outstanding rights to purchase stock under the purchase plan, except that the board of directors may terminate an offering period on any exercise date if the board of directors determines that the termination of the purchase plan is in the best interests of NorthPoint and its stockholders. Notwithstanding anything to the contrary, the board of directors may in its sole discretion amend the purchase plan to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants.

Limitation on Liability and Indemnification Matters

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Our bylaws provide that we shall indemnify each of our directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was a director or officer of NorthPoint or serving as a director or officer of another corporation, partnership, joint venture, trust or other enterprise at our request. We have also entered into agreements to indemnify directors and our executive officers.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information as of April 19, 1999 with respect to the beneficial ownership of our common stock, as adjusted to reflect the conversion of outstanding preferred stock into common stock immediately prior to the completion of this offering, by:

  . each person known by us to own beneficially more than five percent, in the aggregate, of the outstanding shares of our common stock, assuming the conversion of all preferred stock into common stock;

  .  our directors and our Named Executive Officers; and

  .  all executive officers and directors as group.

Share ownership in each case includes shares issuable upon exercise of outstanding options and warrants that are exercisable within 60 days of April 19, 1999 as described in the footnotes below. Percentage of ownership is calculated pursuant to SEC Rule 13d-3(d)(1). Percentage ownership calculations before and after the offering are based on 106,041,144 shares and 121,041,144 shares, respectively, of common stock outstanding. The address for all executive officers and directors is c/o NorthPoint Communications, Inc., 222 Sutter Street, San Francisco, CA 94108.

                                                            Percent Ownership
                                                            -----------------
                                                  Shares     Before   After
                                               Beneficially    the     the
Name                                              Owned     Offering Offering
----                                           ------------ -------- --------
Accel Partners(1).............................  11,735,602    11.1%     9.7%
 428 University Avenue
 Palo Alto, CA 94301
Benchmark Capital(2)..........................  11,999,592    11.3%     9.9%
 2480 Sand Hill Road, Suite 200
 Menlo Park, CA 94025
The Carlyle Group(3)..........................  23,902,257    22.5%    19.7%
 1001 Pennsylvania Avenue N.W., Suite 220 S
 Washington, D.C. 20004
Greylock IX Limited Partnership...............  11,999,590    11.3%     9.9%
 One Federal Street
 Boston, MA 02110
Vulcan Ventures Incorporated..................  10,243,824     9.7%     8.5%
 110 110th Avenue, N.E., Suite 650
 Bellevue, WA 98004
Michael W. Malaga.............................   7,461,030     7.0%     6.2%
Herman W. Bluestein...........................           0       *        *
Robert K. Dahl(4).............................     209,975       *        *
Michael J. Fitzpatrick........................           0       *        *
Robert F. Flood...............................   4,139,412     3.9%     3.4%
Reed E. Hundt(5)..............................     194,506       *        *
Samuel M. Lamonica, Jr. ......................      46,405       *        *
Richard J. Morris.............................     900,000       *        *
Andrew S. Rachleff(2).........................  11,999,592    11.3%     9.9%
Dino J. Vendetti(6)...........................      31,869       *        *
J. Peter Wagner(1)............................  11,735,602    11.1%     9.7%
Frank D. Yeary(3).............................  23,902,257    22.5%    19.7%
All directors and executive officers as a
 group (20 persons)(7)(8).....................  76,349,735    72.0%    63.1%

--------
 * Less than 1%.

 (1) Consists of 11,735,602 shares held by various affiliates of Accel Partners. Mr. Wagner, a General Partner of Accel Partners, may be deemed to have voting and investment power over the shares held by Accel Partners and its affiliates. Mr. Wagner disclaims beneficial interest in such shares, except to the extent of his interest in Accel Partners.

 (2) Consists of 10,528,132 shares held by Benchmark Capital Partners, L.P. and 1,471,460 shares held by Benchmark Founders' Fund, L.P. Mr. Rachleff, a Managing Member of Benchmark Capital Management Co., LLC, the General Partner of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P., may be deemed to have voting and investment power over the shares held by Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. and its affiliates. Mr. Rachleff disclaims beneficial interest in such shares, except to the extent of his interest in Benchmark Capital Management Co., LLC.

 (3) Consists of 23,902,257 shares held by various affiliates of The Carlyle Group. Mr. Yeary, a director of NorthPoint, is a General Partner of The Carlyle Group. Mr. Yeary disclaims beneficial interest in such shares, except to the extent of his interest in The Carlyle Group and its affiliates.

 (4) Consists of 127,477 shares held by The Dahl Family Trust dated October 31, 1989, as amended May 3, 1990. Mr. Dahl is the Trustee of The Dahl Family Trust.

 (5) Consists of 127,477 shares held by Charles Ross Partners Investment Fund Number 1. Mr. Hundt, a General Partner of Charles Ross Partners, may be deemed to have voting and investment power over the shares held by Charles Ross Partners Investment Fund Number 1. Mr. Hundt disclaims beneficial interest in such shares, except to the extent of his interest in Charles Ross Partners.

 (6) Mr. Vendetti was appointed by Vulcan Ventures as its representative on NorthPoint's Board of Directors.

 (7) Includes 2,160,981 shares of common stock subject to options that are exercisable within 60 days of April 19, 1999.

 (8) Includes 10,528,132 shares held by Benchmark Capital Partners, L.P.; 1,471,460 shares held by Benchmark Founders' Fund, L.P.; 11,735,602 shares held by affiliates of Accel Partners; 23,902,257 shares held by various affiliates of the Carlyle Group. Andrew Rachleff, a director of NorthPoint, is a Managing Member of Benchmark Capital Management Co., LLC, the General Partner of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. Peter Wagner, a director of NorthPoint, is a General Partner of Accel Partners. Frank Yeary, a director of NorthPoint, is a General Partner of The Carlyle Group.

                              CERTAIN TRANSACTIONS

Reorganization

  In March 1999, we completed a reorganization in which NorthPoint Communications, Inc. became a wholly owned subsidiary of a newly created holding company, NorthPoint Communications Group, Inc. As a result of the reorganization, the stockholders of NorthPoint Communications immediately before the reorganization became the only stockholders of NorthPoint Communications Group immediately after the reorganization. The reorganization allows us to pledge the capital stock of NorthPoint Communications to the lenders of our $110,000,000 secured credit facility, which closed in April 1999.

Issuance of Stock Options

  We have reserved 28,125,000 shares of common stock for issuance under our stock option plans. On February 26, 1998, we granted an option to purchase 247,500 shares of common stock at an exercise price of $0.03 per share to Robert Dahl, a Director of NorthPoint. On May 15, 1998, we granted an option to purchase 247,500 shares of common stock at an exercise price of $0.09 per share to Reed Hundt, a Director of NorthPoint. On June 1, 1998, we granted an option to purchase 731,250 shares of common stock at an exercise price of $0.09 per share to Henry P. Huff, Vice President, Finance and Chief Financial Officer of NorthPoint. On September 14, 1998, we granted an option to purchase 787,500 shares of common stock at an exercise price of $0.55 per share to Herman W. Bluestein, Chief Development Officer of NorthPoint. On March 22, 1999, we granted an option to purchase 2,025,000 shares of common stock at an exercise price of $6.67 per share to Elizabeth A. Fetter, President and Chief Operating Officer of NorthPoint. The option exercise prices were set by our board of directors and generally reflect its best estimate of the fair value of our stock on the date of each grant based on recent sales of our equity securities, developments in our business and developments in the financial markets. When the board of directors elects to grant options at a lower price, we recognize deferred compensation for the difference.

Issuance of Series C Preferred Stock

  In December 1998, we began negotiations for the sale of our Series C preferred stock. On February 19, 1999, we sold 37,715,335 shares of Series C preferred stock at a purchase price of $1.57 per share. Purchasers of the Series C preferred stock included funds affiliated with The Carlyle Group (23,902,257 shares). Other purchasers of the Series C preferred stock included Vulcan Ventures Incorporated (10,243,824 shares), Benchmark Capital Partners, L.P. (279,616 shares), Benchmark Founders' Fund, L.P. (39,079 shares), funds affiliated with Accel Partners (311,683 shares), The Dahl Family Trust Dated October 31, 1989, as amended May 3, 1990 (127,477 shares), Dino Vendetti (31,869 shares) and The Sierra Ventures Mgmt. Co. 1989 Deferred Savings Plan FBO Henry P. Huff (15,934 shares). Andrew Rachleff, Frank Yeary, Peter Wagner and Dino Vendetti, each of whom currently serves as a member of the board of directors, are affiliated with Benchmark Capital, The Carlyle Group, Accel Partners and Vulcan Ventures, respectively. Upon the completion of this offering, all outstanding shares of Series C preferred stock will automatically convert into shares of common stock.

Registration Rights

  Some holders of common stock issuable upon conversion of preferred stock and upon exercise of certain warrants are entitled to registration rights. See "Description of Capital Stock--Registration Rights."

Vendor Relations

  Greylock IX Limited Partnership, a principal stockholder of NorthPoint, owns more than 10% of the capital stock of Copper Mountain, a vendor of NorthPoint. Our payments to Copper Mountain for the year ended December 31, 1998 totaled approximately $8,490,467. We believe that the transactions with Copper Mountain were completed on an arm's-length basis.

The Strategic Investments

  The Series D-1 Preferred Stock Private Placements. In March and April 1999, concurrently with the execution of commercial agreements, we received equity investments from ALC Communications Corporation (an affiliate of Frontier Corporation), At Home Corporation, Cable & Wireless USA, Inc., Concentric Network Corporation, ICG Services, Inc. (an affiliate of ICG Communications, Inc.), Netopia, Inc., Network Plus Corporation and Verio Inc. ALC Communications Corporation purchased $4,900,016 of Series D-1 preferred stock. At Home Corporation purchased $5,999,994 of Series D-1 preferred stock. Cable & Wireless USA, Inc. purchased $4,999,994 of Series D-1 preferred stock. Concentric Network Corporation purchased $5,001,120 of Series D-1 preferred stock. ICG Services, Inc. purchased $9,999,990 of Series D-1 preferred stock. Netopia, Inc. purchased $999,988 of Series D-1 preferred stock. Network Plus Corporation purchased $2,499,992 of Series D-1 preferred stock. Verio Inc. purchased $4,400,000 of Series D-1 preferred stock.

  Upon completion of this offering, the Series D-1 preferred stock will convert into Class B common stock. Each investor in Series D preferred stock will receive the number of shares of Class B common stock that is the quotient of their investment divided by the lesser of (a) the midpoint of the price range first set forth on the cover page of the preliminary prospectus and (b) 90% of the initial public offering price. The Series D-1 purchasers have each agreed not to transfer any Series D-1 preferred stock or Class B common stock to any non-affiliated third party until March 2000. The Series D-1 purchasers have also each agreed not to acquire more than 10% of NorthPoint's voting stock without our consent until March 2002. In addition, each of the Series D-1 purchasers has agreed to vote any voting securities it holds as recommended by our board of directors, except with respect to votes pursuant to the protective provisions of our certificate of incorporation.

  Microsoft. We have entered into a commercial agreement with Microsoft, which is described in "Business--Key Strategic and Commercial Relationships". Microsoft has expressed its intention to purchase $30 million of our common stock in this offering, but is not bound to do so. If Microsoft purchases $30 million of our common stock in this offering, it will also receive a warrant to purchase an additional $30 million of our Class B common stock at an exercise price per share that is 50% above the initial public offering price. This warrant will be exercisable at any time and will expire five years after the date of this offering. Commencing in March 2000, the Class B common stock may be converted into common stock on a one-for-one basis, at Microsoft's option, provided that Microsoft would not hold more than 10% of the voting stock of NorthPoint. The Class B common stock will automatically convert into common stock upon transfer by Microsoft to a third party after March 2000. This warrant, the Class B common stock issuable upon exercise of this warrant and the common stock issuable upon the conversion of the Class B common stock are being registered by the registration statement that includes this prospectus. In addition, we have agreed to grant Microsoft certain registration rights with respect to the shares of Class B common stock (and the shares of common stock issuable upon conversion of such shares) to be issued upon exercise of these warrants.

  Microsoft has agreed that, if it purchases any shares of our common stock in this offering, or if it receives this warrant, it will not transfer any common stock or Class B common stock issuable upon exercise of the warrant to any non-affiliated third party until one year after this offering. Microsoft has also agreed not to acquire more than 10% of our voting stock without our consent until April 2002.

  Each of the above strategic investors will own less than 2.5% of our common stock outstanding after this offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, we will have 121,041,144 shares of common stock outstanding, including shares to be issued upon completion of this offering upon automatic conversion of preferred stock and convertible debt, based upon an assumed initial public offering price of $23.00 per share. The shares sold in this offering, except for shares sold to Microsoft and other reserved shares, will be freely tradable without restriction under the Securities Act, except for any such shares held at any time by an "affiliate" of NorthPoint, as this term is defined under Rule 144 under the Securities Act. Microsoft has agreed that any shares it may purchase in this offering (including shares issuable upon exercise of its warrant) will be subject to a lock-up agreement until one year after this offering. Each other purchaser of reserved shares will be required to agree that it will enter into a lock-up agreement with the underwriters. Any of these reserved shares that are not purchased by Microsoft or others will be offered to the public on the same basis as the other shares offered hereby and will be freely tradable following the offering unless held by an affiliate of NorthPoint.

  We issued and sold the remaining 106,041,144 shares in private transactions. These shares may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. In general, under Rule 144, as currently in effect, a person who has beneficially owned shares for at least one year, including an "affiliate," as that term is defined in Rule 144, is entitled to sell, within any three-month period, a number of "restricted" shares that does not exceed the greater of one percent (1%) of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to manner of sale limitations, notice requirements and the availability of current public information about NorthPoint. Rule 144(k) provides that a person who is not deemed an "affiliate" and who has beneficially owned shares for at least two years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above. Of the 106,041,144 remaining shares outstanding, affiliates beneficially own approximately 93% of such shares. Of the shares owned by non-affiliates, no shares have been held by such non-affiliates in excess of two years. See "Risk Factors--The Sale of Shares Eligible for Future Sale or Perception of Future Sales Could Depress Our Stock Price."

  Any employee, officer, director, advisor or consultant to NorthPoint who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after NorthPoint becomes subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

  As of April 19, 1999, there were outstanding stock options to purchase an aggregate of 19,082,107 shares of common stock, of which 3,034,819 are presently exercisable or exercisable within 60 days. All outstanding stock options are held by our executive officers, employees or consultants. Following the offering, we intend to file registration statements on Form S-8 covering the 28,125,000 shares of common stock issuable under our stock option plans (including shares subject to outstanding options) and 4,000,000 shares issuable under our employee stock purchase plan (including 2,250,000 shares currently reserved for issuance), thus permitting the resale of such shares in the public market without restriction under the Securities Act.

  NorthPoint, NorthPoint's executive officers and directors, certain of NorthPoint's stockholders, including all of the holders of our Series C preferred stock, and certain NorthPoint employees holding shares or options exerciseable in the six months following this offering, have agreed with the underwriters, subject to certain exceptions, not to sell, otherwise dispose of or hedge any shares of NorthPoint's common stock, any options or warrants to purchase NorthPoint's common stock, or any securities convertible into, exchangeable for or that represent a right to acquire shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of the representatives of the underwriters. The lock-up agreements by these persons (other than NorthPoint) cover an aggregate of approximately 100 million shares. In addition, the holders of our Series D-1 preferred stock have agreed not to sell or otherwise dispose of their shares or any securities into which the Series D-1 preferred stock may convert until March 2000.

  Prior to this offering, there has been no public market for the common stock. We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock by existing stockholders could adversely affect prevailing market prices.

                          DESCRIPTION OF CAPITAL STOCK

  The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our certificate of incorporation and other agreements referenced below. The following summary gives effect to the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering.

  The authorized capital stock of NorthPoint consists of 281,250,000 shares of common stock and 101,250,000 shares of preferred stock. As of April 19, 1999, there were 67 holders of record of common stock. The common stock and the preferred stock each have a par value of $0.001 per share. As of April 19, 1999, there were 26,039,194 shares of common stock outstanding and, after the offering, there will be 121,041,144 shares outstanding. As of April 19, 1999, options to purchase 19,082,107 shares of common stock were outstanding. Upon the completion of this offering, no shares of preferred stock will be outstanding. We also have certain other warrants and contingent warrants as described below.

Common Stock

  The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of NorthPoint's liquidation, dissolution or winding up or NorthPoint's acquisition by another entity (including any reorganization, merger or consolidation or sale of stock) or sale of all or substantially all of NorthPoint's assets, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of the holders of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights.

Preferred Stock

  Upon the completion of this offering, all outstanding shares of Series B and Series C preferred stock will automatically convert on a one-for-one basis into 77,535,283 shares of common stock. Assuming an initial public offering price of $23.00 per share, upon completion of this offering, all outstanding shares of Series D-1 preferred stock will convert into 2,466,667 shares of Class B common stock. For more information about the Class B common stock, see "--Class B Common Stock." See notes 9 and 14 of the notes to our financial statements for a description of the currently outstanding preferred stock.

  Our preferred stock is divisible into and issuable in one or more series. The rights and preferences of the different series may be established by the Board of Directors without further action by the stockholders. The board of directors is authorized with respect to each series to fix and determine, among other things:

  . its dividend rate;

  . its liquidation preference;

  . whether or not the shares will be convertible into, or exchangeable for, any other securities; and

  . whether or not the shares will have voting rights, and, if so, the conditions under which the shares will vote as a separate class.

  We believe that the board of directors' ability to issue preferred stock on such a wide variety of terms will enable the preferred stock to be used for important corporate purposes, such as financing acquisitions or raising additional capital. However, were it inclined to do so, the board of directors could issue all or part of the preferred stock with (among other things) substantial voting power or advantageous conversion rights. This stock could be issued to persons deemed by the board of directors likely to support current management in a contest for control of the company, either as a precautionary measure or in response to a specific takeover threat. NorthPoint has no current plans to issue preferred stock for any purpose.

Class B Common Stock

  The rights of holders of Class B common stock are identical to the rights of holders of common stock except that the holders of Class B common stock do not have voting rights. Commencing in March 2000, the Class B common stock may be converted into common stock on a one-for-one basis at the election of the holder, provided that such holder and its affiliates would not hold more than 10% of the voting stock of NorthPoint, or will automatically convert into common stock upon transfer after such date to a third party.

Bridge Warrants

  Holders of warrants issued under our bridge loan agreement with MSBLF may purchase shares of common stock for an exercise price of approximately $0.0044 per share for 562,500 shares, and $2.9644 per share for an additional 2,362,500 shares. The bridge warrants expire in July 2003. Holders of unexercised bridge warrants are not entitled to receive dividends or other distributions or to receive notice of any meeting of stockholders. Holders of unexercised bridge warrants also do not have voting or any other rights of stockholders. The exercise price and number of shares of common stock issuable upon exercise of the bridge warrants are subject to adjustment upon specified events, including:

  . stock or cash dividends, stock splits, reverse stock splits or reclassifications;

  . issuances of common stock, rights, options or warrants at prices per share lower than the then current market value per share;

  . distributions of debt, assets, or cash; and

  . our consolidation or merger with or into another person or sale of all or substantially all of our assets.

Other Warrants

  In connection with an equipment lease, we have issued warrants to purchase an aggregate of 917,779 shares of Series B preferred stock at an exercise price of $0.30 per share. We have issued contingent warrants to Intel to purchase 212,568 shares of common stock at an exercise price of $1.57 per share, provided certain conditions are met. In addition, certain holders of our Series C preferred stock are entitled to receive warrants under antidilution provisions. These provisions are expected to cause the issuance of warrants to purchase approximately 510,860 shares of common stock at a weighted average exercise price of $2.848 per share.

  We have agreed that, upon the closing of this offering, in the event that Microsoft purchases $30,000,000 worth of shares of our common stock concurrently with this offering at the initial public offering price, we will grant Microsoft a warrant to purchase $30,000,000 of Class B common stock at an exercise price per share that is 50% above the initial public offering price of our common stock. This warrant will be exercisable at any time and will expire five years after the date of this offering. This warrant, and the Class B common stock issuable upon exercise of this warrant, and the common stock issuable upon the conversion of the Class B common stock, are being registered by the registration statement that includes this prospectus.

Registration Rights

  Pursuant to the Fifth Amended and Restated Rights Agreement dated March 22, 1999, as of April 19, 1999, holders of 83,139,519 shares of common stock issued or issuable upon conversion of Series B preferred stock, Series C preferred stock, Series D preferred stock, Series D-1 preferred stock and Class B common stock or exercise of warrants issued under our bridge loan agreement with MSBLF and certain other outstanding warrants (collectively, the "Rights Holders") are entitled to certain registration rights with respect to these shares ("Registrable Securities").

  Company Registration. If we propose to register any of our or a holder's common stock under the Securities Act, the Rights Holders are entitled to notice of such proposed registration and the opportunity to include the Registrable Securities in the registration. If the registration involves an underwriting, the underwriters have the right to limit shares proposed to be included in the registration and underwriting by the Rights Holders to 20% of the total number of securities included in such registration and underwriting, unless such offering is the initial public offering of our securities in which case the Rights Holders may be excluded if no other stockholders' securities are included.

  Requested Registration. At any time after the earlier of (1) six months after the effective date of the first registration statement for a public offering of common stock or (2) June 30, 2001, if the holders of at least 20% of the Registrable Securities relating to the Series B preferred stock, Series C preferred stock, Series D preferred stock, Series D-1 preferred stock and Class B common stock or the holders of at least 40% of the Registrable Securities relating to the Bridge Warrants request that we file a registration statement, we are required to use our best efforts to cause such shares to be registered, subject to certain conditions and limitations. The holders of the Registrable Securities relating to the Series B preferred stock, Series C preferred stock, Series D preferred stock, Series D-1 preferred stock and Class B common stock and of the Registrable Securities relating to the warrants issued under our bridge loan agreement with MSBLF are each entitled to two such demand registrations. If, in an underwritten public offering, the underwriters require a limitation on the number of securities to be included in the registration, then the number of shares of Registrable Securities that may be included in the registration and underwriting will be allocated (1) among all Rights Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by the Rights Holders at the time of filing the registration statement in the case of a registration requested by the holders of Registrable Securities relating to the Series B preferred stock and Series C preferred stock, and (2) first to the holders of Registrable Securities relating to the Bridge Warrants and then among all other Rights Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Rights Holders at the time of filing the registration statement in the case of a registration requested by the holders of Registrable Securities relating to the warrants issued under our bridge loan agreement with MSBLF.

  Registration on Form S-3. The Rights Holders have the right to require us to register all or a portion of their Registrable Securities on Form S-3 when this form becomes available to us, provided that the aggregate proceeds of such registration are expected to exceed $1,000,000 or cover all remaining Registrable Securities relating to the warrants issued under our bridge loan agreement with MSBLF and provided that we are not required to effect more than one such registration in any twelve-month period.

  Termination of Registration Rights. The registration rights terminate as to any Rights Holder five years following a bona fide firm underwritten public offering of shares of common stock registered under the Securities Act, provided the per share public offering price is not less than $2.55 as adjusted to reflect subsequent stock dividends, stock splits or recapitalizations and the aggregate offering price, net of underwriting discounts and commissions, exceeds $50,000,000.

Other Registration Rights

  In addition, in the event we grant a warrant to purchase Class B common stock to Microsoft concurrently with this offering, we have agreed to grant Microsoft registration rights with respect to the shares of Class B common stock, and the shares of common stock issuable upon conversion of these shares, to be issued upon exercise of this warrant. Specifically, at any time after one year following the effective date of the first registration statement for a public offering of common stock, if the holders of at least 50% of the Microsoft registrable securities then held by Microsoft or any of its transferees request that we file a registration statement, we are required to use our best efforts to cause the shares to be registered, subject to conditions and limitations. The holders of the Microsoft registrable securities are entitled to two demand registrations. The rights of the holders of the Microsoft registrable securities are subject to the registration rights granted to the Rights Holders pursuant to the Rights Agreement. The registration rights granted to Microsoft and its transferees terminate five years following a bona fide firm underwritten public offering of shares of common stock registered under the Securities Act, provided the per share public offering price is not less than $2.55 as adjusted to reflect subsequent stock dividends, stock splits or recapitalizations and the aggregate offering price, net of underwriting discounts and commissions, exceeds $50,000,000.

Certificate of Incorporation, Bylaw and Statutory Provisions Affecting Stockholders

  Our certificate of incorporation divides our board of directors into three classes of directors serving staggered three-year terms. Under the Delaware General Corporation Law, directors serving on a classified board can be removed only for cause.

  Our certificate of incorporation and bylaws also provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The certificate of incorporation and bylaws also:

  . provide that special meetings of the stockholders may be called only by a resolution adopted by a majority of the board of directors;

  . establish an advance notice procedure for stockholder proposals;

  . require that certain business combinations be approved by supermajority vote; and

  . reserve to the board the exclusive right to change the number of directors or to fill vacancies on the board.

  NorthPoint is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time that the person became an interested stockholder, unless:

  . before such time the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested person owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and by certain employee stock plans; or

  . at or after such time the business combination is approved by the Board of Directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

  A "business combination" generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting stock or who is an affiliate or associate of the corporation and, together with his or her affiliates and associates, has owned 15% or more of the corporation's outstanding voting stock within three years.

  The provisions of the certificate of incorporation, bylaws and the Delaware General Corporation Law described above would make more difficult or discourage a proxy contest or acquisition of control by a holder of a substantial block of our stock or the removal of the incumbent board of directors. Such provisions could also have the effect of discouraging an outsider from making a tender offer or otherwise attempting to obtain control of NorthPoint, even though such an attempt might be beneficial to us and our stockholders.

  Our certificate of incorporation and bylaws also:

  . eliminate the personal liability of directors for monetary damages resulting from breaches of fiduciary duty to the extent permitted by the Delaware General Corporation Law; and

  . indemnify directors and officers to the fullest extent permitted by
    Section 145 of the Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary.

  We believe that these provisions are necessary to attract and retain qualified directors and officers. We have also entered into agreements to indemnify our directors and certain of our officers.

Transfer Agent and Registrar

  ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for the common stock.

                                 LEGAL MATTERS

  The validity of the common stock being offered hereby will be passed upon for NorthPoint by Latham & Watkins, Menlo Park, California and for the underwriters by Sullivan & Cromwell, Los Angeles, California. Regulatory and other matters requested by the underwriters will be passed upon for NorthPoint by Steven J. Gorosh, our General Counsel. A partner of Latham & Watkins holds shares of Northpoint's common stock. These shares represent less than 0.1% of Northpoint's outstanding common stock.

                                    EXPERTS

  The financial statements of NorthPoint Communications, Inc. as of December 31, 1997 and 1998, for the period from May 16, 1997 (date of inception) to December 31, 1997, and for the year ended December 31, 1998 have been included in this registration statement and the related prospectus in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information about NorthPoint and the shares offered by this prospectus, you should refer to the registration statement, including the exhibits and schedules filed with the Registration Statement. You may obtain copies of the registration statement (of which this prospectus is a part), together with such exhibits and schedules, upon payment of the fee prescribed by the SEC, or you may examine these documents without charge at the office of the SEC.

  After the offering is completed, NorthPoint will be subject to the informational requirements of the Securities Exchange Act of 1934 and will be required to file annual and quarterly reports, proxy statements and other information with the SEC. You can inspect and copy reports and other information filed by NorthPoint with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements regarding issuers, including NorthPoint, that file electronically with the SEC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

NorthPoint Communications Group, Inc.

  The following consolidated financial statements do not include separate consolidated financial statements of NorthPoint Communications Group, Inc. as management has determined that they would not be material to investors. This determination is based on the fact that, as of December 31, 1998, on a consolidated basis, (i) NorthPoint Communications Group, Inc. had not commenced operations, (ii) NorthPoint Communications Group, Inc. had no significant assets, liabilities, contingent liabilities or commitments, and (iii) the expected merger of NorthPoint Communications, Inc., with and into NorthPoint Merger Sub, Inc., a wholly owned subsidiary of NorthPoint Communications Group, Inc., would be a reorganization under common control.

NorthPoint Communications, Inc.

                                                                           Page
                                                                           ----
Independent Accountants' Report........................................... F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998.............. F-3

Consolidated Statements of Operations for the period from May 16, 1997
 (date of inception) through December 31, 1997 and for the year ended
 December 31, 1998........................................................ F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the period from May 16, 1997 (date of inception) through December 31, 1997 and for the year ended December 31, 1998......................................... F-5

Consolidated Statements of Cash Flows for the period from May 16, 1997
 (date of inception) through December 31, 1997 and for the year ended
 December 31, 1998........................................................ F-6

Notes to Consolidated Financial Statements................................ F-7

  In March 1999, NorthPoint Communications, Inc. merged with and into NorthPoint Merger Sub, Inc., a wholly owned subsidiary of NorthPoint Communications Group, Inc. The financial statements of NorthPoint
Communications, Inc. have been included because they would represent virtually all of the operations, assets and liabilities of NorthPoint Communications Group, Inc., had the merger been completed as of December 31, 1998.

                        NORTHPOINT COMMUNICATIONS, INC.

                       Report of Independent Accountants

To the Board of Directors and Stockholders of NorthPoint Communications, Inc.:

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of NorthPoint Communications, Inc. and its wholly-owned subsidiary (the Company) as of December 31, 1997 and 1998, and the results of their operations and their cash flows for the period from May 16, 1997 (date of inception) through December 31, 1997 and for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                        /s/ PricewaterhouseCoopers LLP

San Francisco, California
February 24, 1999, except for Note 14,
 for which the date is April 16, 1999

                        NORTHPOINT COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                      -------------------------
                                                         1997          1998
                                                      -----------  ------------
Assets
Current assets:
 Cash and cash equivalents..........................  $ 9,448,259  $ 10,955,655
 Accounts receivable, net of an allowance of $0 and
  $18,640, respectively.............................          --        523,261
 Prepaid expenses and other assets..................       59,005     2,649,268
                                                      -----------  ------------
  Total current assets..............................    9,507,264    14,128,184

Property and equipment, net.........................    1,775,732    46,077,796
Deposits............................................       72,941       295,520
                                                      -----------  ------------
  Total assets......................................  $11,355,937  $ 60,501,500
                                                      ===========  ============

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
 Accounts payable, including related party payables
  of $86,423 and $5,189,469, respectively...........  $   277,820  $  9,379,322
 Accrued expenses...................................          --      5,481,033
 Deferred revenue...................................          --        188,754
 Capital lease obligations, current portion, net of
  unamortized debt discount of $0 and $265,321,
  respectively......................................      236,339       925,418
 Line of credit borrowings, net of unamortized debt
  discount of $0 and $2,303,434, respectively.......          --     48,421,566
                                                      -----------  ------------
  Total current liabilities.........................      514,159    64,396,093
                                                      -----------  ------------
Capital lease obligations, long-term portion, net of
 unamortized debt discount of $0 and $597,760,
 respectively.......................................      865,558     2,639,580
Line of credit borrowings, long-term portion........        1,000           --
                                                      -----------  ------------
  Total liabilities.................................    1,380,717    67,035,673
                                                      -----------  ------------

Commitments and contingencies (Note 7).

Stockholders' equity (deficit):
 Convertible preferred stock, $0.001 par value,
  49,060,250 shares authorized, 37,014,122 and
  38,499,054 shares issued and outstanding at
  December 31, 1997 and 1998, respectively,
  liquidation preference of $15,492,710.............  $    37,014  $     38,499
 Common stock, $0.001 par value, 112,500,000 shares
  authorized, 24,345,000 and 24,592,950 shares
  issued and outstanding at December 31, 1997 and
  1998, respectively................................       24,345        24,593
 Warrants...........................................          --      5,232,403
 Additional paid-in capital.........................   12,384,132    31,480,066
 Deferred compensation..............................   (1,030,002)  (13,022,759)
 Accumulated deficit................................   (1,440,269)  (30,286,975)
                                                      -----------  ------------
  Total stockholders' equity (deficit)..............    9,975,220    (6,534,173)
                                                      -----------  ------------
  Total liabilities and stockholders' equity
   (deficit)........................................  $11,355,937  $ 60,501,500
                                                      ===========  ============

   The accompanying notes are an integral part of these financial statements.

                        NORTHPOINT COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                             May 16, 1997
                                        (date of inception) to    Year ended
                                          December 31, 1997    December 31, 1998
                                        ---------------------- -----------------
Revenues..............................       $       --          $    930,776

Operating expenses:
  Network expenses....................            55,553            3,970,339
  Selling, marketing, general and
   administrative.....................         1,373,782           18,339,817
  Amortization of deferred
   compensation.......................           173,612            2,663,725
  Depreciation and amortization.......            27,179            1,318,575
                                             -----------         ------------

  Total operating expenses............         1,630,126           26,292,456
                                             -----------         ------------

  Loss from operations................        (1,630,126)         (25,361,680)
Interest income.......................           189,874              209,124
Interest expense......................               (17)          (3,694,150)
                                             -----------         ------------

  Net loss............................       $(1,440,269)        $(28,846,706)
                                             ===========         ============
Net loss per common share--basic and
 diluted..............................       $     (0.07)        $      (1.18)
                                             ===========         ============
Weighted average shares used in
 computing net loss per common share--
 basic and diluted....................        21,733,560           24,379,445
                                             ===========         ============


   The accompanying notes are an integral part of these financial statements.

                        NORTHPOINT COMMUNICATIONS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                      Convertible
                    Preferred Stock       Common Stock               Additional                                    Total
                  -------------------- ------------------              Paid-in     Deferred    Accumulated     Stockholders'
                    Shares     Amount    Shares   Amount   Warrants    Capital   Compensation    Deficit     Equity  (Deficit)
                  -----------  ------- ---------- ------- ---------- ----------- ------------  ------------  -----------------
Balances at
inception (May
16, 1997)........         --   $   --         --  $   --  $      --  $       --  $        --   $        --     $        --
 Issuance of
 common stock....                      22,700,250  22,700                 77,300                                    100,000
 Issuance of
 preferred stock
 Series A........  13,095,000   13,095                                   568,905                                    582,000
 Conversion of
 preferred stock
 Series A into
 preferred stock
 Series B........ (11,152,633)     --                                                                                   --
 Issuance of
 preferred stock
 Series B........  35,071,755   23,919                                10,484,788                                 10,508,707
 Issuance of
 common stock....                       1,644,750   1,645                 49,525                                     51,170
 Deferred
 compensation....                                                      1,203,614   (1,203,614)                          --
 Amortization of
 deferred
 compensation....                                                                     173,612                       173,612
 Net loss........                                                                                (1,440,269)     (1,440,269)
                  -----------  ------- ---------- ------- ---------- ----------- ------------  ------------    ------------
Balances at
December 31,
1997.............  37,014,122   37,014 24,345,000  24,345             12,384,132   (1,030,002)   (1,440,269)      9,975,220
 Issuance of
 common stock....                         247,950     248                 38,937                                     39,185
 Issuance of
 preferred stock
 Series C........   1,484,932    1,485                                 4,400,515                                  4,402,000
 Issuance of
 common and
 preferred stock
 warrants .......                                          5,232,403                                              5,232,403
 Deferred
 compensation....                                                     14,656,482  (14,656,482)                          --
 Amortization of
 deferred
 compensation....                                                                   2,663,725                     2,663,725
 Net loss........                                                                               (28,846,706)    (28,846,706)
                  -----------  ------- ---------- ------- ---------- ----------- ------------  ------------    ------------
Balances at
December 31,
1998.............  38,499,054  $38,499 24,592,950 $24,593 $5,232,403 $31,480,066 $(13,022,759) $(30,286,975)   $ (6,534,173)
                  ===========  ======= ========== ======= ========== =========== ============  ============    ============


  The accompanying notes are an integral part of these financial statements.

                        NORTHPOINT COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    May 16, 1997
                                                      (date of
                                                    inception) to   Year ended
                                                    December 31,   December 31,
                                                        1997           1998
                                                    -------------  -------------
Cash flows from operating activities:
 Net loss.........................................  $ (1,440,269)  $ (28,846,706)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization...................        27,179       1,318,575
  Amortization of deferred compensation...........       173,612       2,663,725
  Amortization of debt discount...................           --        2,065,888
 Changes in assets and liabilities:
  Accounts receivable.............................           --         (523,261)
  Prepaid expenses and other assets...............       (59,005)     (2,590,263)
  Deposits........................................       (72,941)       (222,579)
  Accounts payable................................           --        9,101,502
  Accrued expenses................................       277,820       5,481,033
  Deferred revenue................................           --          188,754
                                                    ------------   -------------
   Net cash used in operating activities..........    (1,093,604)    (11,363,332)
                                                    ------------   -------------
Cash flows from investing activities:
 Purchase of property and equipment...............      (701,014)    (41,549,724)
                                                    ------------   -------------
   Net cash used in investing activities..........      (701,014)    (41,549,724)
                                                    ------------   -------------
Cash flows from financing activities:
 Proceeds from issuance of common and preferred
  stock...........................................    11,241,877       4,441,185
 Borrowings from line of credit...................         1,000      50,724,000
 Principal payments on capital lease obligations..           --         (744,733)
                                                    ------------   -------------
   Net cash provided in financing activities......    11,242,877      54,420,452
                                                    ------------   -------------
Net increase in cash and cash equivalents.........     9,448,259       1,507,396
Cash and cash equivalents at beginning of period..           --        9,448,259
                                                    ------------   -------------
Cash and cash equivalents at end of period........  $  9,448,259   $  10,955,655
                                                    ============   =============
Supplemental cash flow information and noncash ac-
 tivities:
 Fixed assets obtained through capital lease......  $  1,101,897   $   4,085,092
                                                    ============   =============
 Warrants issued for bridge loan and capital
  lease...........................................  $        --    $   5,232,403
                                                    ============   =============
 Income taxes paid................................  $        800   $         800
                                                    ============   =============
 Interest paid....................................  $         17   $     992,437
                                                    ============   =============

   The accompanying notes are an integral part of these financial statements.

                        NORTHPOINT COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Organization and Basis of Presentation

 The Company

  NorthPoint Communications, Inc. was formed in May 1997 to provide high speed network and data transport services, allowing Internet Service Providers
(ISPs), broadband data service providers and long distance and local phone companies (collectively, network service providers or NSPs) to meet the rapidly increasing information needs of small and medium-sized businesses, people who work in home offices and telecommuters.

 Basis of Presentation

  The consolidated financial statements include the accounts of NorthPoint Communications, Inc. and its wholly-owned subsidiary (the Company). All material intercompany accounts and transactions have been eliminated.

  The Company was considered a development stage company in 1997. Although the Company was incorporated on May 16, 1997, principal operations did not effectively begin until August 1997. These principal activities included developing business plans, procuring governmental authorizations and central office collocation space improvements, raising capital, hiring management and other key personnel, working on the design and development of the Company's network architecture and operations support system, acquiring equipment and facilities and negotiating interconnection agreements. In March 1998, the Company began generating revenue from providing transport services to NSP customers.

  Certain prior year balances have been reclassified to conform with the current year presentation.

  All financial statements have been restated to give retroactive effect for all periods to a common stock split of 2.0178 for 1 effective August 16, 1997, a 3 for 2 common and preferred stock split effective April 9, 1999 and a 3 for 2 common and preferred stock split effective April 16, 1999 (Note 14).

2. Summary of Significant Accounting Policies

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Business Risks and Credit Concentrations

  The Company's operations are subject to significant risks and uncertainties including competitive, financial, developmental, operational, technological, regulatory and other risks associated with an emerging business.

  As of December 31, 1998, the Company's cash and cash equivalents are deposited with one financial institution in the form of demand deposits and money market accounts. At December 31, 1998, the Company had bank deposits of $10,855,655 in excess of federally insured limits.

                        NORTHPOINT COMMUNICATIONS, INC.

  The Company sells its services on a wholesale basis to NSPs. For the year ended December 31, 1998, two NSP customers accounted for 70% of revenue. These same customers accounted for 55% of accounts receivable at December 31, 1998.

  The Company is dependent upon a small number of major suppliers and service providers.

 Cash and Cash Equivalents

  The Company considers all highly liquid monetary instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

 Property and Equipment

  Property and equipment, including property and equipment under capital leases, are recorded at cost and are depreciated using the straight-line method over the shorter of their useful lives or, for leased assets, the remaining lease term. The estimated useful life is three years for software, and five years for all other property and equipment. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations in the period in which they are realized.

  Central office collocation space improvements represent payments to compensate carriers for infrastructure improvements within their central offices to allow the Company to install its equipment, which allows the Company to interconnect with the carrier's network. These payments are capitalized and are amortized over their estimated useful lives of five years.

  The Company capitalizes costs associated with the design and implementation of the Company's network including internally and externally developed software. Capitalized external software costs include the actual costs to purchase existing software from vendors. Capitalized internal software costs generally include personnel costs incurred in the enhancement and implementation of purchased software packages. As of December 31, 1997 and 1998, no internal costs have been capitalized.

 Long-Lived Assets

  Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, requires that long-lived assets and certain intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is to be recognized based on the fair value of the assets. No impairment losses have been recognized to date.

 Revenues

  Revenues from transport services are recognized when the services are provided. Payments received in advance of providing services are recorded as deferred revenue until the period such services are provided. Revenues related to installation services are recognized when the installation is completed. To date, such revenues have not significantly exceeded the direct costs of installation.

                        NORTHPOINT COMMUNICATIONS, INC.

 Advertising and Sales Promotion Costs

  Advertising and sales promotion costs are expensed as incurred and totaled $0 and $281,539 in 1997 and 1998, respectively.

 Income Taxes

  The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

 Fair Value of Financial Instruments

  Amounts reported for cash and cash equivalents, accounts receivable, accounts payable, line of credit borrowings, and other accrued expenses are considered to approximate fair value primarily due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the capital lease obligations approximates fair value.

 Earnings (Loss) Per Share

  The Company computes net loss per share pursuant to Statement of Financial Accounting Standards No. 128, Earnings Per Share. Basic net loss per share is computed by dividing income or loss applicable to common stockholders by the weighted average number of shares of the Company's common stock outstanding during the period after having given consideration to shares subject to repurchase. Diluted net loss per share is determined in the same manner as basic net loss per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method and conversion of the Company's convertible preferred stock.

  The following table presents the calculation of basic and diluted net loss per share:

                                            May 16, 1997
                                        (date of inception)     Year ended
                                        to December 31, 1997 December 31, 1998
                                        -------------------- -----------------
   Net loss............................     $  1,440,269       $ 28,846,706
                                            ------------       ------------
   Basic & Diluted:
     Weighted average shares of common
      stock outstanding................       21,733,560         24,419,328
     Less weighted average shares
      subject to repurchase............              --              39,883
                                            ------------       ------------
     Weighted average shares used in
      computing basic and diluted net
      loss per share...................       21,733,560         24,379,445
                                            ------------       ------------
       Basic and diluted net loss per
        share..........................     $      (0.07)      $      (1.18)
                                            ============       ============

  The dilutive effect of options, warrants and convertible preferred stock has not been considered as their effect would be antidilutive for all periods presented. See Notes 9 and 10.

                        NORTHPOINT COMMUNICATIONS, INC.

 Stock-based compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price of the option. The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18.

 Comprehensive Income

  The Company has adopted the accounting treatment prescribed by Statement of Financial Accounting Standards No. 130, Comprehensive Income. The adoption of this statement had no impact on the Company's financial statements for the periods presented.

 Segment Information

   In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131). SFAS No. 131 supersedes SFAS 14, Financial Reporting for Segments of a Business Enterprise. replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company operates in one segment: High speed network and data transport services. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 had no impact on the Company's Financial Statements for the periods presented.

 Recently Issued Accounting Pronouncements

  In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company has not yet determined the impact of adopting SOP 98-1, which will be effective for the Company's year ending December 31, 1999.

  On April 3, 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, (SOP 98-5), Reporting on the Costs of Start-Up Activities, which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP-98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. As the Company has not capitalized such costs to date, the adoption of SOP 98-5 is not expected to have an impact on the financial statements of the Company.

                        NORTHPOINT COMMUNICATIONS, INC.

3. Property and Equipment

  Property and equipment consist of the following:

                                                     December 31, December 31,
                                                         1997         1998
                                                     ------------ ------------
Networking equipment................................  $  146,890  $22,856,460
Central office collocation space improvements.......     459,051   14,706,047
Computers and software..............................      72,099    2,488,542
Leasehold improvements..............................       4,848    1,244,924
Furniture, fixtures and office equipment............      18,126      938,877
Property and equipment under capital leases:
 Networking equipment...............................     564,568    3,184,894
 Central office collocation space improvements......     221,908      892,537
 Furniture, fixtures and equipment..................     285,032      987,888
 Leasehold improvements.............................      30,389      121,670
                                                      ----------  -----------
  Total property and equipment......................   1,802,911   47,421,839

Less accumulated depreciation and amortization......     (27,179)  (1,344,043)
                                                      ----------  -----------
  Property and equipment, net.......................  $1,775,732  $46,077,796
                                                      ==========  ===========

  Included in accumulated depreciation and amortization is $22,759 and $630,121 of accumulated depreciation and amortization relating to property and equipment under capital leases as of December 31, 1997 and 1998, respectively (See Note
8).

  Depreciation and amortization expense was $27,179 and $1,318,575 for the period from May 16, 1997 (date of inception) to December 31, 1997 and for the year ended December 31, 1998, respectively, including amortization of software of $236 and $88,099, respectively.

4.Income Taxes

  The provision for income taxes is summarized as follows:

                                             May 16, 1997
                                               (date of
                                             inception) to      Year ended
                                           December 31, 1997 December 31, 1998
                                           ----------------- -----------------
   Current tax expense:
     Federal..............................     $     --         $       --
     State................................           800                800
                                               ---------        -----------
                                                     800                800

   Deferred tax expense:
     Federal..............................      (445,065)        (8,188,230)
     State................................           --          (1,397,905)
     Valuation allowance for deferred tax
      assets..............................       445,065          9,586,135
                                               ---------        -----------

       Net tax expense....................     $     800        $       800
                                               =========        ===========

                        NORTHPOINT COMMUNICATIONS, INC.

  The primary components of temporary differences which give rise to deferred taxes are as follows:

                                                             December 31,
                                                        -----------------------
                                                          1997         1998
                                                        ---------  ------------
   Noncurrent deferred tax assets (liabilities):
     Net operating loss carryforwards.................. $ 534,549  $  9,410,087
     Depreciation......................................   (89,484)      (81,222)
     Accrued liabilities...............................       --        702,335
                                                        ---------  ------------
       Gross deferred tax asset........................   445,065    10,031,200

     Valuation allowance...............................  (445,065)  (10,031,200)
                                                        ---------  ------------

       Net deferred tax asset.......................... $       0  $          0
                                                        =========  ============

  Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has recorded a valuation allowance against its net deferred tax asset at both December 31, 1997 and 1998. Management evaluates the recoverability of the deferred tax asset and the level of the valuation allowance. At such time as it is determined that it is more likely than not that the deferred tax asset will be realizable, the valuation allowance will be reduced.

  At December 31, 1997 and 1998, the Company had net operating loss carryforwards of approximately $1,336,000 and $23,525,000, respectively, for both federal and state income tax purposes. The federal carryforwards expire in the years 2012 through 2018. For federal and state tax purposes, a portion of the Company's net operating loss may be subject to certain limitations on annual utilization in case of changes in ownership, as defined by federal and state tax laws. Such amount, if any, has not yet been determined.

  A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

                                                   May 16, 1997
                                                     (date of
                                                   inception) to  Year ended
                                                   December 31,  December 31,
                                                       1997          1998
                                                   ------------- ------------
   Provision computed at federal statutory rate...  $ (504,094)  $(9,705,573)
   State taxes, net of federal tax benefit........         --     (1,397,906)
   Change in valuation allowance..................     445,065     9,586,135
   Permanent difference...........................      59,029     1,505,761
   Others.........................................         --         11,583
                                                    ----------   -----------
   Net tax provision..............................  $        0   $         0
                                                    ==========   ===========

5.Line of Credit

  The Company has a bank line of credit collateralized by accounts receivable, equipment, and inventories. The line requires monthly payments of interest only, at prime plus 1.5%, and any unpaid principal and interest will be due on May 1, 1999. The line has a maximum amount available of $1,000,000, of which $275,000 is designated under an available standby letter of credit at December 31, 1998. The letter of credit expires on February 28, 1999. The amount outstanding under the bank line of credit was $1,000 and $725,000 as of December 31, 1997 and 1998, respectively, and the interest rate in effect was 10% and 9.25%, respectively.

                        NORTHPOINT COMMUNICATIONS, INC.

6.Bridge Loan

  In July 1998, the Company finalized a commitment from an investment bank to provide up to $50,000,000 of debt financing (the "Bridge Loan"). The Bridge Loan carries interest at 10% per annum through January 15, 1999. The interest rate increases to 11.5% by July 15, 1999 at which date the Bridge Loan is payable. If not paid by July 15, 1999, the Bridge Loan converts into Senior Rollover Notes, Series A and B with principal balances of $15,000,000 and $35,000,000 respectively and the interest rate increases by 50 basis points at the end of each three month period for which the Senior Rollover Notes remain outstanding. As of December 31, 1998, the Company has drawn down the entire $50,000,000 available under its bridge loan commitment.

  The Bridge Loan contains various business and financial covenants including, among other things, (i) limitations on dividends, redemptions and repurchases of capital stock, (ii) limitations on the incurrence of indebtedness, liens, leases and sale-leaseback transactions and (iii) limitations on capital expenditures.

  In connection with the Bridge Loan, the Company issued warrants (the Bridge Loan Warrants) to purchase 2,250,000 shares of common stock to this bank, at an exercise price of $0.0044 per share for the first 562,500 shares, and $2.9644 for the remainder. Upon draw down of funds in excess of $15,000,000, the Company is required to issue warrants to purchase up to 1,350,000 additional shares of common stock at a price of $2.9644. The amount of additional warrants issued is based on the outstanding principal of the bridge loan, divided by $35 million and multiplied by 337,500, as of each three month anniversary of each draw date.

  Under the terms of the loan, warrants to purchase 2,587,500 shares of common stock have been issued, none of which have been exercised as of December 31, 1998. (Note 10)

  The fair value of the warrants has been determined using a Black-Scholes Model, applying an expected life of 5 years, a weighted average risk-free interest rate of 5.31%, an expected dividend yield of zero percent and a volatility of 75%. Based on the fair value of these warrants, the Company has recognized a discount of $4,171,118 to the bridge loan, which is amortized over the life of the loan term. Amortization of this discount amounted to $0 and $1,867,684 in 1997 and 1998, respectively.

  At various dates throughout the period January to July 1999, the Company is required to issue warrants to purchase a total of 1,012,500 additional shares of common stock under the Bridge Loan (Note 14). If the loan is repaid prior to July 15, 1999, fewer warrants will be issued. The fair value of these warrants will be recognized upon issuance and will be amortized over the remaining life of the Bridge Loan.

7. Commitments and Contingencies

  The Company is subject to state public utilities commission, Federal Communications Commission and court decisions as they relate to the interpretation and implementation of the Telecommunications Act, the interpretation of CLEC interconnection agreements in general and the Company's interconnection agreements in particular. In some cases the Company may be bound by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to the Company's agreements. The Company cannot estimate the effect, if any, of these proceedings.

                        NORTHPOINT COMMUNICATIONS, INC.

8. Capital and Operating Leases

  In October 1997, the Company entered into an agreement with a lease provider under which the Company obtained a capital lease facility of up to $7,500,000.

  Under this agreement, the Company entered into capital leases for property and equipment in 1997 and 1998 (Note 3). The property and equipment leased under this facility are pledged as collateral for the lease commitment.

  The Company leases office space under noncancelable operating leases. Rent expense under operating leases was $56,838 and $830,655 for the period from May 16, 1997 (date of inception) to December 31, 1997 and for the year ended December 31, 1998, respectively, which includes $3,879 and $272,983 in sublease rent expense, respectively. The following is a schedule of future minimum lease payments under capital and operating leases for the year ending December 31, 1998:

                                                          Capital   Operating
                                                           Leases     Leases
                                                         ---------- ----------
   1999................................................. $1,512,058 $2,171,043
   2000.................................................  1,512,058  1,622,769
   2001.................................................  1,512,058  1,532,353
   2002.................................................    557,719  1,582,097
   2003.................................................        --     462,486
                                                         ---------- ----------
   Total minimum lease payments.........................  5,093,893 $7,370,748
                                                                    ==========
   Less amount representing interest....................    665,814
                                                         ----------
   Present value of minimum lease payments..............  4,428,079
   Less discount recognized for value of warrants (note
    10).................................................    863,081
                                                         ----------
   Net capital lease obligations........................  3,564,998
   Less current portion of net capital lease
    obligations.........................................    925,418
                                                         ----------
   Long-term portion of net capital lease obligations... $2,639,580
                                                         ==========

9. Convertible Preferred Stock

  The Company has authorized 49,060,250 shares of preferred stock, of which 38,265,646 shares are designated Series B preferred stock (Series B stock) and 10,794,604 shares are designated as Series C preferred stock (Series C stock). On June 18, 1997, the Company issued 13,095,000 shares of Series A preferred stock (Series A stock) with total proceeds of $582,000. In August 1997 the Company issued to the holders of Series A stock 1,942,366 shares of Series B preferred stock at a price of $0.2996345 per share, payable in cash or by surrender of 2.996345 shares of Series A stock, based on the fair value of Series B preferred stock and the original issue price of Series A stock. All holders of Series A stock chose to pay by surrender of their Series A stock and consequently no shares of Series A stock are outstanding since August 1997. At December 31, 1998, 37,014,122 shares of Series B stock were outstanding and 1,484,932 shares of Series C stock were outstanding.

 Dividends

  The holders of Series B stock are entitled to receive noncumulative dividends and the holders of Series C stock are entitled to receive cumulative dividends in preference to any dividend on common stock, at an annual rate equal to the greater of (i) $0.03555555 or $0.18826666 per share, respectively, in the case of the Series B stock or Series C stock or (ii) a per share amount equal to

                        NORTHPOINT COMMUNICATIONS, INC.

the per share amount paid on any other outstanding shares of capital stock of the Company, on an as-converted basis when and if declared by the Board of Directors. No such dividends have been declared or paid to date.

 Liquidation Preference

  In the event of any liquidation, dissolution, or winding up of the Company, including a change of control, the holders of the preferred stock are entitled to receive, in preference to the holders of common stock, .29963454 per share for each share of Series B stock and 1.56888888 per share for each share of Series C stock ($15,492,710 in total), plus all declared but unpaid dividends, if any. Holders of preferred Series B and Series C stock are then entitled to receive assets and funds of the Company in proportion to the number of shares as if converted pursuant to the following paragraph.

 Conversion Rights

  Each share of Series B and Series C preferred stock is convertible into one share of common stock, (i) in the event of the closing of an underwritten public offering of any of the Company's equity securities, (ii) upon the election of the holders of at least a majority of the then outstanding shares of Preferred Stock, or (iii) at anytime at the option of the holder.

  The preferred stock carries provisions which protect the holders of such securities from dilution caused by capital reorganizations, stock splits, or other such capital changes.

 Redemption Rights

  The convertible preferred stock is not redeemable.

 Voting Rights

  The holders of preferred stock are entitled to vote on all matters and entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted pursuant to the conversion rights. Except as otherwise required by law, the holders of the preferred stock have voting rights equal to those of the common stockholders.

  The holders of preferred stock have the right to elect three members of the Board of Directors and the holders of the shares of common stock have the right to elect one member of the Board of Directors. Any additional directors shall be elected by holders of both classes of stock.

10.Stock Warrants

 Equipment Lease Warrants

  In conjunction with the capital leases of property and equipment (Note 8), the Company has issued warrants to purchase up to 1,251,524 shares of Series B preferred stock to an equipment lease provider, at an exercise price of $0.30 per share. As of December 31, 1997 and 1998, warrants to purchase 250,303 and 917,779 shares, respectively, had vested. The fair value of the warrants on each of the vesting dates has been determined using a Black-Scholes Model, applying an expected life of 5 years, a weighted average risk-free interest rate of 5.7%, an expected dividend yield of zero percent and a volatility of 75%, resulting in a debt discount of $1,061,286 and related amortization of $198,204 in 1998.

                        NORTHPOINT COMMUNICATIONS, INC.

  Warrants vest based on the aggregate amounts drawn under the lease facility up to $7,500,000 as follows: 83,434 fully paid and nonassessable shares of Preferred Stock vest upon the funding of any portion of each incremental $500,000 drawn in the aggregate under the facility, and any remaining unvested warrants will vest on March 31, 1999. In the event that (i) the Company terminates its right to draw down any unused portion available under the facility before March 31, 1999; and (ii) at the time of such termination the amounts drawn representing software and tenant improvements do not exceed 35% of the aggregate amount drawn under the facility, the remaining unvested warrants will be cancelled. If however at the time of termination the amounts drawn representing software and tenant improvements are in excess of 35% of the aggregate amount drawn under the facility warrants will vest to the maximum of 1,251,524 shares of Preferred Stock.

 Bridge Loan Warrants

  In conjunction with the Bridge Loan (Note 6) the Company issued warrants to purchase 562,500 shares of common stock for an exercise price of $.0044 per share, and 2,025,000 shares of common stock for an exercise price of $2.9644 per share. The Bridge Loan Warrants are exercisable immediately and expire in July 2003. These warrants carry provisions which protect the holder from dilution caused by certain specified events, including:

  . stock or cash dividends, stock splits, reverse stock splits or reclassifications;

  . issuances of common stock, rights, options or warrants at prices per share lower than the then current market value per share;

  . distributions of debt, assets, or cash; and

  . consolidation or merger with or into another person or sale of all or substantially all of the Company's assets.

In these events, the exercise price and number of shares issuable upon exercise of these warrants will be adjusted to reduce the dilution caused by these events.

 Contingent Warrants

  The Company has agreed to issue warrants to purchase up to 212,568 shares of its common stock at a price of $1.5689 per share to one of its shareholders, contingent on the introduction of DSL services in certain markets by the Company and the placement of a purchase order by this shareholder for a certain number of DSL end users in those markets, prior to September 30, 1999. No warrants have been issued under this agreement at December 31, 1998.

11. Stock Options

  In September 1997, the Company adopted the 1997 Stock Option Plan under which the Board of Directors may grant options to purchase common stock either as incentive stock options to employees and directors or nonstatutory stock options to employees, directors, and consultants. Options granted as incentive stock options are issued at an exercise price between 100% and 110% of fair market value, as determined by the Board of Directors. Nonstatutory options are issued at between 85% and 110% of their fair market value. At December 31, 1997 and 1998, 8,194,639 and 16,875,000 shares of common stock, respectively, have been authorized for the exercise of stock options.

  Generally, options granted under this plan become exercisable at a rate of 1/4 of the total at the end of twelve months from the vesting commencement date, and 1/48 of the total per month

                        NORTHPOINT COMMUNICATIONS, INC.

thereafter of employment. Options generally expire ten years from the date of the grant except in the case of an incentive stock option granted to an optionee who, at the time of the option is granted, owns stock representing more than ten percent of the voting power of all classes of stock outstanding. In this case, the term of the option is 5 years from the date of the grant.

  The following table summarizes activity under the Company's stock option plan for the period from May 16, 1997 (date of inception) to December 31, 1997 and for the year ended December 31, 1998:

                                                                        Weighted
                                                 Shares     Number of   Average
                                               available     Options    Exercise
                                               for Grant   Outstanding   Price
                                               ----------  -----------  --------
   Reserved for issuance......................  8,194,639
    Granted................................... (5,130,000)  5,130,000    $0.03
    Exercised.................................        --          --
    Cancelled.................................        --          --
                                               ----------  ----------    -----
   Balances as of December 31, 1997...........  3,064,639   5,130,000    $0.03
   Reserved for issuance......................  8,680,360
    Granted................................... (9,088,087)  9,088,087    $0.29
    Exercised.................................        --     (241,875)   $0.15
    Cancelled.................................    217,969    (217,969)   $0.10
                                               ----------  ----------    -----
   Balances as of December 31, 1998...........  2,874,881  13,758,243    $0.20
                                               ==========  ==========    =====

  The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 1998:

                 Options Outstanding                     Options Exercisable
   ---------------------------------------------------  -----------------------
                                Weighted
                                 Average
                                Remaining    Weighted                 Weighted
    Range of       Number      Contractual   Average      Number      Average
    Exercise     Outstanding      Life       Exercise   Exercisable   Exercise
     Prices      at 12/31/98     (Years)      Price     at 12/31/98    Price
    --------     -----------   -----------   --------   -----------   --------
      $.03        7,618,781       8.86         $.03      2,038,144     $ .03
      $.09        1,594,125       9.41         $.09        731,250     $ .09
   $.22 - $.36    1,081,125       9.51         $.32            --        --
   $.56 - $.67    3,464,212       9.70         $.59            --        --
                 ----------                              ---------
                 13,758,243       9.18         $.20      2,769,394     $ .04
                 ==========                              =========

  The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Options Issued to Employees and related interpretations in accounting for its employee stock options. Under APB No. 25, compensation expense is recognized based on the amount by which the fair value of the underlying common stock exceeds the exercise price of the stock options at the measurement date, which in the case of employee stock options is typically the date of grant. For financial reporting purposes, the Company has determined that the deemed fair market value on the date of grant of employee stock options was in excess of the exercise price of the options. As a result, the Company recorded deferred compensation of $1,203,614 and $14,380,698, for the period from May 16, 1997 to December 31, 1997 and for the year ended December 31, 1998, respectively. This amount was recorded as a reduction of stockholders' equity and is being amortized as a charge to operations over the vesting period of the applicable options.

                        NORTHPOINT COMMUNICATIONS, INC.

  During the period from inception to December 31, 1997 and the year ended December 31, 1998, the Company recognized $173,612 and $2,387,941, respectively, of stock compensation expense.

  SFAS No. 123, Accounting for Stock-Based Compensation, encourages adoption of a fair value-based method for valuing the cost of stock-based compensation. However, it allows companies to continue to use the intrinsic value method under APB No. 25 for options granted to employees and disclose pro forma net earnings and earnings per share in accordance with SFAS No. 123. Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share would have been as follows:

                                                       1997          1998
                                                    -----------  ------------
   Net loss as reported............................ $(1,440,269) $(28,846,706)
   Pro forma net loss..............................  (1,453,377)  (29,994,072)
   Net loss per share as reported, basic and
    diluted .......................................       (0.07)        (1.18)
   Pro forma net loss per share, basic and
    diluted........................................       (0.07)        (1.23)

  The weighted average fair value of stock options granted during the period from May 16, 1997 (date of inception) to December 31, 1997 and during the year ended December 31, 1998 was $0.05 and $.75, respectively.

  The effects of applying SFAS No. 123 for the pro forma disclosures are not representative of the effects expected on reported net earnings and earnings per share in future years, since valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns.

  The Company used the Black-Scholes option pricing model to determine the fair value of grants made in 1997 and 1998. The following assumptions were applied in determining the pro forma compensation cost:

                                                                      1997 1998
                                                                      ---- -----
   Weighted average risk-free interest rate.......................... 5.7% 5.25%
   Expected dividend yield...........................................   0%    0%
   Expected option life in years.....................................    5     5

  Because the Company does not have actively traded equity securities, volatility is not considered in determining the fair value of stock-based awards to employees.

  The Company applies SFAS No. 123 to account for options granted to non-employees. The fair value of stock options issued to non-employees, using a Black-Scholes Model with the above assumptions and a volatility of 75% was $0 in 1997 and $275,784 in 1998 which was recognized as deferred compensation. Amortization was $0 in 1997 and $275,784 in 1998.

12.Employee Benefit Plan

  In January 1997, the Company established the NorthPoint Communications 401(k) plan (the Plan) which covers substantially all employees. Under the Plan, employees are permitted to contribute up to 20% of gross compensation not to exceed the annual 402(g) limitation for any plan year. Discretionary contributions may be made by the Company as determined by the Board of Directors. No contributions were made by the Company during 1997 and 1998.

                        NORTHPOINT COMMUNICATIONS, INC.

13.Related Party Transactions

  In 1997 and 1998, legal fees of approximately $76,804 and $114,831, respectively, were paid to a law firm which, along with two partners of the firm, is a Series B preferred stockholder in the Company.

  A principal stockholder of the Company owns more than 10% of the capital stock of a vendor of the Company. The Company's payments to the vendor for the period from May 16, 1997 (date of inception) to December 31, 1997, and for the year ended December 31, 1998 totaled approximately $203,000 and $8,490,467, respectively.

14.Subsequent Events

 NorthPoint Communications Group, Inc.

  On February 24, 1999, the Board of Directors approved the merger of NorthPoint Communications, Inc. with and into NorthPoint Merger Sub, Inc., a wholly owned subsidiary of NorthPoint Communications Group, Inc. This reorganization was completed on March 1999, and was a reorganization under common control.

  After the merger, the capital structure and ownership of NorthPoint Communications Group, Inc. is identical to the capital structure and ownership of NorthPoint Communications, Inc. prior to the merger. Prior to the merger, NorthPoint Communications Group, Inc., on a consolidated basis, had not commenced operations, and had no significant assets, liabilities, contingent liabilities or commitments.

  In April 9, 1999, the Board of Directors of NorthPoint Communications Group, Inc. authorized two 3-for-2 splits of its common and preferred stock effective April 9 and April 16, 1999, respectively. All share and per-share amounts in the accompanying consolidated financial statements have been restated to give retroactive effect to the stock splits for all periods. Prior to giving retroactive effect to the stock splits, loss per share was $0.13 and $2.39 for the period from May 16, 1997 (date of inception) to December 31, 1997 and the year ended December 31, 1998, respectively.

 Common Stock

  From January 1, 1999 to April 12, 1999, the Company granted to certain employees options to purchase an aggregate of 4,883,933 shares of common stock at an exercise price of $.67 to $6.67 per share. Under the provisions of APB No. 25, deferred compensation will be recognized in connection with these grants of approximately $6,465,000.

  Pursuant to the terms of the Bridge Loan Agreement (Note 6), the Company has issued warrants to purchase an additional 337,500 shares of common stock. The fair value of these warrants, determined using the method and assumptions discussed in Note 6 was $3,075,000 which will be recognized as debt discount and amortized as interest expense, over the term of the loan. On April 5, 1999, the Company paid off the Bridge Loan and therefore all remaining unamortized debt discount will be recognized as interest expense in 1999. As of April 16, 1999 warrants to issue a total of 2,925,000 shares of common stock were issued under the Bridge Loan.

 Preferred Stock

  On February 19, 1999, the Company issued 37,715,357 shares of Series C preferred stock with total proceeds of approximately $59,200,000.

                        NORTHPOINT COMMUNICATIONS, INC.

  In connection with this issuance the Company also issued 1,320,874 shares of Series C stock to existing holders of Series C stock under anti-dilution provisions agreed upon with these holders upon their original purchase. The issuance of additional shares effectively reduces the price per share paid by these existing holders to the price per share of the February 19, 1999 issuance.

  In connection with the February 19, 1999 issuance of Series C stock the Company committed to issuing to one purchaser of this stock warrants to purchase common stock upon exercise of warrants by other warrant holders. Under this arrangement the Company will be required to issue warrants to purchase a number of shares of the type of capital stock of the Company such that the purchaser's fully diluted ownership percentage in the Company after the exercise of such warrants is equal to its fully diluted percentage in the Company immediately prior to the exercise of such warrants. As of April 16, 1999 no warrant holder has exercised warrants and consequently no warrants were issued under this arrangement. Should all warrant holders exercise their warrants, the Company would be required to issue warrants to purchase a maximum of 644,770 shares of common stock at a weighted price of $2.85 per share.

  In March and April 1999, NorthPoint Communications Group, Inc. issued 3,968,174 shares of Series D-1 preferred stock (Series D-1 stock) with total proceeds of $38.8 million. Rights and preferences attached to Series D-1 stock are similar to Series C preferred stock, except that Series D-1 stock is non-voting and is convertible into a non-voting class of common stock. The conversion ratio is one-on-one, except in the event of an initial public offering of the Company's equity securities or sale of the Company, in which case each investor in Series D preferred stock will receive the number of shares of Class B common stock that is the quotient of their investment divided by the lesser of (a) the midpoint of the price range first set forth on the cover page of the preliminary prospectus for the Company's initial public offering and (b) 90% of the initial public offering price. In connection with this issuance, the purchasers agreed that their Series D-1 stock or common stock into which it converts will not be transferable for a period of one year after the exercise or the closing date of an initial public offering of NorthPoint Communications Group, Inc. common stock. In addition, the purchasers agreed that for a period of three years after the closing date they will not purchase or otherwise acquire shares that would result in their direct or indirect or beneficial ownership of more than 10% of NorthPoint Communications Group, Inc. voting stock.

  In connection with the issuance of Series C and Series D-1 preferred stock the Company issued certain rights to holders of 83,413,558 shares of common stock issued or issuable upon conversion of Series B stock. Series C stock and Series D-1 stock or exercise of Bridge Warrants and certain other outstanding options and warrants (collectively, the "Rights Holders"). The Rights Holders are entitled to notification if the Company proposes to register any of its or a holder's common stock under the Securities Act. In addition, subject to certain conditions and limitations, they can also require the Company to include their shares in such a registration, or a later registration, or use its best efforts to cause such shares to be registered.

                        NORTHPOINT COMMUNICATIONS, INC.

 Credit Facility

  On April 5, 1999, the Company entered into a secured credit facility with two banks consisting of:

  . a $10,000,000 senior first priority secured term loan, all of which was drawn down on the closing date;

  . a $50,000,000 senior first priority secured revolving credit facility that will convert into a senior first priority secured term loan within six months, $5,000,000 of which was drawn down on the closing date; and

  . a $40,000,000 second priority secured term loan, all of which was drawn down on the closing date.

The secured credit facility matures on the fifth anniversary of its closing date.

  The total amounts outstanding under the senior first priority secured loans bear interest, in the absence of an event of default, at our option at:

  .  the LIBOR rate plus four and one-half percent per year; or

  . the greater of the prime rate or the federal funds rate as announced by The Wall Street Journal plus four percent per year.

  The total amounts outstanding under the second priority secured term loan bear interest, in the absence of an event of default, at the Company's option at:

  .  the LIBOR rate plus eight percent per year; or

  . the greater of the prime rate or the federal funds rate as announced by The Wall Street Journal plus seven and one-half percent per year.

Borrowings under the senior secured credit facility are restricted based upon the Company's leverage ratio and the value of the Company's telecommunications assets from time to time.

  The capital stock in NorthPoint Communications held by NorthPoint Communications Group is pledged as collateral under the Senior Secured Credit Facility, as well as substantially all of the Company's consolidated assets.

 Convertible Promissory Note

  In February 1999, the Company issued a subordinated convertible promissory note in the amount of $5.6 million to a customer. This note converts into a non-voting class of common stock in the event of an initial public offering of the Company's stock or upon an earlier sale of the Company at a conversion rate equal to the then outstanding principal amount, plus accrued interest, of the note divided by the initial price of the Company's common stock to the public or other sale price.

 Commitments

  In March 1999, the Company entered into several strategic marketing agreements under which the Company is obligated to contribute a total of $16 million during 1999 and $600,000 during 2000 to support the development of a web site and other marketing activities.

                        NORTHPOINT COMMUNICATIONS, INC.

 Microsoft Investment and Warrant

  In April 1997, Microsoft Corporation announced its intention to invest $30 million worth of shares of the Company's common stock concurrently with an initial public offering at the initial public offering price. In the event that Microsoft makes such a purchase, the Company will grant Microsoft a warrant to purchase $30 million of Class B common stock at an exercise price per share that is 50% above the initial public offering of the Company's common stock. This warrant will be exercisable immediately and will expire five years after the initial public offering.

                                  UNDERWRITING

  NorthPoint and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Credit Suisse First Boston Corporation are the representatives of the underwriters.

                           Underwriters                         Number of Shares
                           ------------                         ----------------
   Goldman, Sachs & Co.........................................
   Morgan Stanley & Co. Incorporated...........................
   Credit Suisse First Boston Corporation......................
                                                                   ----------
     Total.....................................................    15,000,000
                                                                   ==========

                               ----------------

  If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,250,000 shares from NorthPoint to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by NorthPoint. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                          Paid by NorthPoint
                                                          ------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per Share..........................................    $            $
   Total..............................................    $            $

  If Microsoft purchases the shares reserved for it, the underwriting discount will be reduced and the amount paid by NorthPoint will decrease by an amount equal to $ per share with respect to the shares purchased by Microsoft, or an aggregate of $ . The underwriting discount per share will also be reduced if other strategic partners purchase reserved shares.

  Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters
to certain other brokers or dealers at a discount of up to $      per share
from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

  NorthPoint, NorthPoint's executive officers and directors and certain of NorthPoint's stockholders, including all of the holders of our Series C preferred stock, have agreed with the underwriters not to sell, otherwise dispose of or hedge any of their common stock, any options or warrants to purchase

NorthPoint's common stock, or securities convertible into, exchangeable for or that represent a right to acquire shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives and except that (1) holders of warrants outstanding on the date of this prospectus may exercise those warrants and (2) we may issue our common stock or securities convertible into or exchangeable for shares of our common stock in connection with strategic relationships and acquisitions of businesses, technologies or products complementary to those of ours, so long as the recipients of such securities agree to be bound by a lock-up agreement for the remainder of the 180-day lock-up period. The lock-up agreement by NorthPoint does not apply to any existing employee benefit plans. The lock-up agreements by persons other than NorthPoint cover an aggregate of approximately 100 million shares. In addition, the holders of the Series D-1 preferred stock have agreed not to sell or otherwise dispose of their shares or any securities into which the Series D-1 preferred stock may convert until March 2000. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

  At the request of NorthPoint, the underwriters will reserve up to $30 million of common stock at the initial public offering price for sale to Microsoft Corporation. This would represent 1,304,348 shares of common stock at the midpoint of the offering price range. NorthPoint may also request the underwriters to reserve other shares of common stock for sale to potential strategic partners. There can be no assurance that any of the reserved shares will be purchased. Microsoft will agree that, if it purchases any shares of common stock or other securities of NorthPoint, it will not sell or otherwise dispose of or hedge such shares or securities until one year after this offering. Any other strategic partners will also be required to agree to a lock-up.

  The price of shares reserved for Microsoft and any other strategic partners will be the initial public offering price on the cover of this prospectus. The number of shares available to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not purchased by them at the closing of the public offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

  Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among NorthPoint and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be NorthPoint's historical performance, estimates of the business potential and earnings prospects of NorthPoint, an assessment of NorthPoint's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The common stock has been approved for quotation on the Nasdaq National Market under the symbol "NPNT", subject to official notice of issuance.

  In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq in the over-the-counter market or otherwise.

  The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

  NorthPoint estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,350,000.

  Certain of the underwriters or their affiliates have in the past and may in the future provide investment banking or other services for the Company. In July 1998, an affiliate of Morgan Stanley & Co. Incorporated made a $50,000,000 bridge loan to NorthPoint, and in February 1999 an affiliate of Goldman, Sachs & Co. committed to provide half of a $110,000,000 secured credit facility to NorthPoint. These are described in greater detail in "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources." NorthPoint paid or will pay fees and other considerations in connection with these transactions.

  NorthPoint has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

       [MAP OF UNITED STATES SHOWING THE NORTHPOINT NETWORK ARCHITECTURE]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  22
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Dilution.................................................................  25
Selected Consolidated Financial Data.....................................  26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  28
Business.................................................................  36
Management...............................................................  53
Principal Stockholders...................................................  62
Certain Transactions.....................................................  64
Shares Eligible for Future Sale..........................................  66
Description of Capital Stock.............................................  68
Legal Matters............................................................  73
Experts..................................................................  73
Where You Can Find More Information......................................  73
Index to Financial Statements............................................ F-1
Underwriting............................................................. U-1

   Through and including          , 1999 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               15,000,000 Shares

                     NorthPoint Communications Group, Inc.

                                 Common Stock

                                 ------------

                             [LOGO OF NORTHPOINT]

                                 ------------


                             Goldman, Sachs & Co.

                          Morgan Stanley Dean Witter

                          Credit Suisse First Boston


                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The expenses to be paid by the Company in connection with the distribution of the securities being registered are as set forth in the following table:

   Securities and Exchange Commission Fee........................... $  105,459
   NASD Filing Fee..................................................     30,500
   Nasdaq National Market Listing Fee...............................     95,000
   *Legal Fees and Expenses.........................................    400,000
   *Accounting Fees and Expenses....................................    350,000
   *Printing Expenses...............................................    250,000
   *Blue Sky Fees and Expenses......................................     10,000
   *Registrar and Transfer Agent Fees and Expenses..................     10,000
   *Miscellaneous...................................................     99,041
                                                                     ----------
     *Total......................................................... $1,350,000
                                                                     ==========

--------
* Estimated.

Item 14. Indemnification of Directors and Officers

  As permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"), the Company's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Company or its Stockholders for monetary damages for breach of fiduciary duty as a director.

  In addition, as permitted by the DGCL, the Bylaws of the Company provide that
(1) the Company shall indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company; (2) the Company shall have the power to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company; (3) expenses incurred in defending any action or proceeding for which indemnification is required or permitted by the Bylaws shall be paid by the Company in advance of final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if ultimately he is not entitled to indemnification; and (4) the rights conferred in the Bylaws are not exclusive and the Company is authorized to enter into indemnification agreements with its directors, officers and employees. The Bylaws permit the Company to maintain director and officer liability insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, office, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power or the obligation to indemnify him or her against such liability under the indemnification provisions of the DGCL.

  The Company has obtained a policy of directors' and officers' liability insurance for its directors and officers to insure directors and officers against the costs of defense, settlement or payment of a judgment under certain circumstances.

Item 15. Recent Sales of Unregistered Securities

  Since February 1996, the Registrant has issued and sold unregistered securities as follows:

    (1) The Company issued a subordinated convertible promissory note convertible into 311,111 shares of Class B common stock, to Verio Inc. on March 26, 1999. The conversion assumes an initial public offering price of $23.00 per share.

    (2) On March 22, 1999, the Company issued an aggregate of 40,500 shares of common stock to three consultants in exchange for recruiting and other consulting services rendered to the Company.

    (3) The Company issued an aggregate of 37,715,335 shares of Series C preferred stock in a private placement on February 19, 1999. The consideration received for such shares was $59,171,204.93.

    (4) The Company issued an aggregate of 1,445,394 (giving effect to a stock split effected in connection with the February 1999 Series C preferred stock issuance) shares of Series C preferred stock in a private placement in August 1998 to Intel Corporation and Mr. Howell. The consideration received for such shares was $2,400,996.57.

    (5) The Company issued an aggregate of 1,275,423 (giving effect to a stock split effected in connection with the February 1999 Series C preferred stock issuance) shares of Series C preferred stock in a private placement in July 1998 to At Home Corporation. The consideration received for such shares was $2,000,998.15.

    (6) The Company issued an aggregate of 36,861,562 shares of Series B preferred stock in a private placement in August 1997 to Benchmark Capital Partners, L.P., Benchmark Founder's Fund, L.P., Accel V L.P., Accel Internet/Strategic Technology Fund, L.P., Accel Keiretsu V L.P., Accel Investors' 97 L.P., Ellmore C. Patterson Partners, Greylock lX Limited Partnership, Stanford University, Messrs. Euske, Flood, Gregory, Malaga and Monahan, VLG Investments and Ms. Chinn. The consideration received for such shares was $10,463,005.00.

    (7) The Company issued an aggregate of 112,500 shares of Series B preferred stock in a private placement in October 1997 to Mr. Larango and Ms. Zeichner, trustees of the Zeichner-Larango Family Trust, dated July 28, 1997. The consideration received for such shares was $33,708.89.

    (8) The Company issued an aggregate of 40,050 shares of Series B preferred stock in a private placement in December 1997 to Mr. Hall. The consideration received for such shares was $12,000.36.

    (9) The Company issued an aggregate of 13,095,000 shares of Series A preferred stock in a private placement in June 1997 to Messrs. Euske, Flood, Gorosh, Gregory, Malaga and Monahan, VLG Investments and Ms. Chinn. The consideration received for such shares was $582,000.00. In August 1997, all of such shares of Series A preferred stock were sold to Benchmark Capital Partners, L.P., Benchmark Founder's Fund, L.P., Accel V L.P., Accel Internet/Strategic Technology Fund, L.P., Accel Keiretsu V L.P., Accel Investors' 97 L.P., Ellmore C. Patterson Partners, Greylock lX Limited Partnership, Stanford University, and then exchanged for 1,942,366 shares of Series B preferred stock. Since August 1997, the Company has had no shares of Series A preferred stock outstanding.

    (10) From September 1997 through March 1999, the Company granted stock options to purchase an aggregate of 7,296,007 shares of common stock to employees, consultants and directors with exercise prices ranging from $0.03 to $6.67 per share pursuant to the Company's 1997 Stock Option Plan.

    (11) The Company issued an aggregate of 1,728,406 shares of Series D-1 preferred stock in a private placement in March 1999 to ICG Services, Inc., Verio Inc. and Network Plus Corporation. The consideration received for such shares was $16,899,982.00.

    (12) The Company issued an aggregate of 2,239,768 shares of Series D-1 preferred stock in a private placement in April 1999 to ALC Communications Corporation (an affiliate of Frontier Corporation), At Home Corporation, Cable & Wireless USA, Inc., Concentric Network Corporation and Netopia, Inc. The consideration received for such shares was $21,901,102.00.

    (13) From March 1999 to April 1999, the Company granted stock options to purchase an aggregate of 4,582,080 shares of common stock to employees, consultants and directors with exercise prices ranging from $6.67 to $18.00 per share pursuant to the Company's 1999 Stock Plan.

  No underwriters were used in connection with these sales and issuances. The sales and issuances of these securities were exempt from registration under the Securities Act pursuant to (1) Rule 701 promulgated thereunder on the basis that these options were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contracts relating to consideration, as provided by Rule 701, or (2) Section 4(2) thereof, on the basis that the transactions did not involve a public offering.

Item 16. Exhibits

  1.1  Form of Underwriting Agreement.+

  3.1  Third Amended and Restated Certificate of Incorporation of NorthPoint
       Communications Group, Inc.+

  3.2  Amended and Restated Bylaws of NorthPoint Communications Group, Inc.+

  4.1  Form of Specimen Common Stock Certificate of NorthPoint Communications
       Group, Inc.+

  5.1  Opinion of Latham & Watkins.

  9.1  Second Amended and Restated Voting Agreement among NorthPoint
       Communications, Inc., NorthPoint Communications Group, Inc. and certain of its stockholders, dated March 22, 1999.+

 10.1  The NorthPoint Communications Group, Inc. Employee Stock Purchase Plan.+

 10.2  1997 Stock Option Plan of NorthPoint Communications, Inc.+

 10.3  Amended and Restated Series C Preferred Stock Purchase Agreement among
       NorthPoint Communications, Inc. and certain of its stockholders, dated
       January 20, 1999.+

 10.4 Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement among NorthPoint Communications, Inc., NorthPoint Communications Group,
       Inc. and certain of its stockholders, dated March 22, 1999.+

 10.5  Fifth Amended and Restated Rights Agreement among NorthPoint
       Communications, Inc., NorthPoint Communications Group, Inc. and certain of its stockholders, dated March 22, 1999.+

 10.6 Side letter relating to the purchase of Series C preferred stock between NorthPoint Communications, Inc. and Vulcan Ventures Incorporated, dated
       February 19, 1999.+

 10.7 Side letter relating to the purchase of Series C preferred stock among NorthPoint Communications, Inc. and certain of its stockholders, dated
       February 19, 1999.+

 10.8  Side letter relating to mirror warrants among NorthPoint Communications
       Group, Inc. and certain of its stockholders, dated March 22, 1999.+

 10.9  Series B Preferred Stock Purchase Agreement among NorthPoint
       Communications, Inc. and certain of its stockholders, dated August 13, 1997.+

 10.10 Second Series B Preferred Stock Purchase Agreement among NorthPoint
       Communications, Inc. and certain of its stockholders, dated August 13, 1997.+

 10.11 Guaranty dated March 22, 1999 from NorthPoint Communications Group, Inc.
       as Guarantor.+

 10.12 Amended and Restated Convertible Promissory Note made by NorthPoint
       Communications, Inc. and NorthPoint Communications Group, Inc. in favor of Verio, Inc., dated March 26, 1999.+

 10.13 Letter agreement relating to interpretation of Series D-1 Preferred
       Stock Purchase Agreement between NorthPoint Communications Group, Inc.
       and Verio Inc. dated March 26, 1999.+

 10.14 Form of Indemnification Agreement of NorthPoint Communications, Inc.+

 10.15 Series C Preferred Stock Purchase Warrant Agreement between NorthPoint
       Communications, Inc. and Intel Corporation, dated August 26, 1998.+

 10.16 Letter agreement dated March 22, 1999 between NorthPoint Communications
       Group, Inc. and Morgan Stanley Senior Funding, Inc.+

 10.17 Addendum to Series C Preferred Stock Purchase Agreement among NorthPoint
       Communications, Inc. and certain of its stockholders, dated August 26, 1998.+

 10.18 Subscription Agreement between NorthPoint Communications, Inc. and CNA
       Trust FBO Michael W. Hall, dated December 31, 1997.+

 10.19 Pledge and Security Agreement, among NorthPoint Communications, Inc.,
       NorthPoint Communications of Virginia, Inc., NorthPoint Communications
       Group, Inc. and Newcourt Commercial Finance Corporation, as collateral agent, dated as of April 5, 1999.+

 10.20 The Amended and Restated NorthPoint Communications Group, Inc. 1999
        Stock Plan.+

 10.21 Form of Indemnification Agreement of NorthPoint Communications Group,
        Inc.+

 10.22 Agreement and Plan of Merger of NorthPoint Merger Sub, Inc., NorthPoint
       Communications Group, Inc. and NorthPoint Communications, Inc., dated
       March 22, 1999.+

 10.23 Assignment and Assumption Agreement between NorthPoint Communications,
       Inc. and NorthPoint Communications Group, Inc., dated March 22, 1999.+

 10.24 First Amendment to Note Purchase Agreement between NorthPoint
       Communications, Inc. and Morgan Stanley Senior Funding, Inc., dated as of March 22, 1999.+

 10.25 Form of Series D-1 Preferred Stock Purchase Agreement entered into between NorthPoint Communications Group, Inc. and each of Network Plus
       Corporation, ICG Services, Inc., Verio Inc., ALC Communications
       Corporation, At Home Corporation, Cable & Wireless USA, Inc., Netopia,
       Inc. and Concentric Network Corporation.+

 10.26 Warrant and Rights Agreement between NorthPoint Communications Group,
       Inc. and Microsoft Corporation, dated April 7, 1999.+

 10.27 Form of Class B Common Stock Purchase Warrant to be made by NorthPoint
       Communications Group, Inc. in favor of Microsoft Corporation.+

 10.28 Loan and Guaranty Agreement among NorthPoint Communications, Inc.,
       NorthPoint Communications of Virginia, Inc., NorthPoint Communications
       Group, Inc., Goldman Sachs Credit Partners L.P., Canadian Imperial Bank of Commerce, Newcourt Commercial Finance Corporation and Capital
       Syndication Corporation, dated as of April 5, 1999.+

 10.29 Second Priority Loan and Guaranty Agreement among NorthPoint
       Communications, Inc., NorthPoint Communications of Virginia, Inc.,
       NorthPoint Communications Group, Inc., Goldman Sachs Credit Partners
       L.P., Newcourt Commercial Finance Corporation and Capital Syndication
       Corporation, dated as of April 5, 1999.+

 10.30 Amendment No. 1 to Loan and Guaranty Agreement among NorthPoint
       Communications, Inc., NorthPoint Communications of Virginia, Inc.,
       NorthPoint Communications Group, Inc., Goldman Sachs Credit Partners
       L.P., Canadian Imperial Bank of Commerce, Newcourt Commercial Finance
       Corporation and Capital Syndication Corporation, dated as of April 27,
       1999.+

 10.31 Amendment No. 1 to Second Priority Loan and Guaranty Agreement among
       NorthPoint Communications, Inc., NorthPoint Communications of Virginia,
       Inc., NorthPoint Communications Group, Inc., Goldman Sachs Credit
       Partners L.P., Newcourt Commercial Finance Corporation and Capital
       Syndication Corporation, dated as of April 27, 1999. +

 11.1  Statement regarding Computation of Per Share Earnings.+

 21    Subsidiaries.+

 23.1  Consent of PricewaterhouseCoopers LLP.

 23.2  Consent of Latham & Watkins (included in Exhibit 5.1).

 24.1  Powers of Attorney.+

 27.1  Financial Data Schedule.+

--------
+ Previously Filed.

Item 17. Undertakings

  The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on May 5, 1999.

                                     NORTHPOINT COMMUNICATIONS GROUP, INC.

                                                           *
                                     By: ______________________________________
                                                   Michael W. Malaga
                                         President and Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by each of the following persons in the capacities and on the dates indicated:

             Signature                           Title                  Date
             ---------                           -----                  ----

                 *                   Chief Executive Officer and     May 5, 1999
____________________________________  Director (Principal
         Michael W. Malaga            Executive Officer)

                 *                   Chief Financial Officer and     May 5, 1999
____________________________________  Vice President, Finance
           Henry P. Huff              (Principal Financial
                                      Officer and Principal
                                      Accounting Officer)

                 *                   Director                        May 5, 1999
____________________________________
           Robert K. Dahl

                                     Director                        May 5, 1999
____________________________________
       Michael J. Fitzpatrick

                 *                   Director                        May 5, 1999
____________________________________
           Reed H. Hundt

                 *                   Director                        May 5, 1999
____________________________________
         Andrew S. Rachleff

                 *                   Director                        May 5, 1999
____________________________________
          Dino J. Vendetti

                 *                   Director                        May 5, 1999
____________________________________
          J. Peter Wagner

                 *                   Director                        May 5, 1999
____________________________________
           Frank D. Yeary

        /s/ Steven J. Gorosh
*By: _______________________________
           Steven J. Gorosh
           Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number  Description
 ------- -----------
  1.1    Form of Underwriting Agreement.+

  3.1    Third Amended and Restated Certificate of Incorporation of NorthPoint
         Communications Group, Inc.+

  3.2    Amended and Restated Bylaws of NorthPoint Communications Group, Inc.+

  4.1    Form of Specimen Common Stock Certificate of NorthPoint Communications
         Group, Inc.+

  5.1    Opinion of Latham & Watkins.

  9.1    Second Amended and Restated Voting Agreement among NorthPoint
         Communications, Inc., NorthPoint Communications Group, Inc. and certain of its stockholders, dated March 22, 1999.+

 10.1    The NorthPoint Communications Group, Inc. Employee Stock Purchase
         Plan.+

 10.2    1997 Stock Option Plan of NorthPoint Communications, Inc.+

 10.3    Amended and Restated Series C Preferred Stock Purchase Agreement among
         NorthPoint Communications, Inc. and certain of its stockholders, dated
         January 20, 1999.+

 10.4    Fourth Amended and Restated Right of First Refusal and Co-Sale
         Agreement among NorthPoint Communications, Inc., NorthPoint
         Communications Group, Inc. and certain of its stockholders, dated
         March 22, 1999.+

 10.5    Fifth Amended and Restated Rights Agreement among NorthPoint
         Communications, Inc., NorthPoint Communications Group, Inc. and certain of its stockholders, dated March 22, 1999.+

 10.6 Side letter relating to the purchase of Series C preferred stock between NorthPoint Communications, Inc. and Vulcan Ventures
         Incorporated, dated February 19, 1999.+

 10.7 Side letter relating to the purchase of Series C preferred stock among NorthPoint Communications, Inc. and certain of its stockholders, dated
         February 19, 1999.+

 10.8    Side letter relating to mirror warrants among NorthPoint
         Communications Group, Inc. and certain of its stockholders, dated
         March 22, 1999.+

 10.9    Series B Preferred Stock Purchase Agreement among NorthPoint
         Communications, Inc. and certain of its stockholders, dated August 13, 1997.+

 10.10   Second Series B Preferred Stock Purchase Agreement among NorthPoint
         Communications, Inc. and certain of its stockholders, dated August 13, 1997.+

 10.11   Guaranty dated March 22, 1999 from NorthPoint Communications Group,
         Inc. as Guarantor.+

 10.12   Amended and Restated Convertible Promissory Note made by NorthPoint
         Communications, Inc. and NorthPoint Communications Group, Inc. in favor of Verio, Inc., dated March 26, 1999.+

 10.13   Letter agreement relating to interpretation of Series D-1 Preferred
         Stock Purchase Agreement between NorthPoint Communications Group, Inc.
         and Verio Inc. dated March 26, 1999.+

 10.14   Form of Indemnification Agreement of NorthPoint Communications, Inc.+

 10.15   Series C Preferred Stock Purchase Warrant Agreement between NorthPoint
         Communications, Inc. and Intel Corporation, dated August 26, 1998.+

 10.16   Letter agreement dated March 22, 1999 between NorthPoint
         Communications Group, Inc. and Morgan Stanley Senior Funding, Inc.+

 10.17   Addendum to Series C Preferred Stock Purchase Agreement among
         NorthPoint Communications, Inc. and certain of its stockholders, dated
         August 26, 1998.+


 Exhibit
 Number  Description
 ------- -----------
 10.18   Subscription Agreement between NorthPoint Communications, Inc. and CNA
         Trust FBO Michael W. Hall, dated December 31, 1997.+

 10.19   Pledge and Security Agreement, among NorthPoint Communications, Inc.,
         NorthPoint Communications of Virginia, Inc., NorthPoint Communications
         Group, Inc., and Newcourt Commercial Finance Corporation, as collateral agent, dated as of April 5, 1999.+

 10.20   The Amended and Restated NorthPoint Communications Group, Inc. 1999
          Stock Plan.+

 10.21   Form of Indemnification Agreement of NorthPoint Communications Group,
          Inc.+

 10.22   Agreement and Plan of Merger of NorthPoint Merger Sub, Inc. and
         NorthPoint Communications, Inc., dated March 22, 1999.+

 10.23   Assignment and Assumption Agreement between NorthPoint Communications,
         Inc. and NorthPoint Communications Group, Inc., dated March 22, 1999.+

 10.24 First Amendment to Note Purchase Agreement dated as of March 22, 1999 between NorthPoint Communications, Inc. and Morgan Stanley Senior
         Funding, Inc.+

 10.25 Form of Series D-1 Preferred Stock Purchase Agreement entered into between NorthPoint Communications Group, Inc. and each of Network Plus
         Corporation, ICG Services, Inc., Verio Inc., ALC Communications
         Corporation, At Home Corporation, Cable & Wireless USA, Inc., Netopia,
         Inc. and Concentric Network Corporation.+

 10.26   Warrant and Rights Agreement between NorthPoint Communications Group,
         Inc. and Microsoft Corporation, dated April 7, 1999.+

 10.27   Form of Class B Common Stock Purchase Warrant to be made by NorthPoint
         Communications Group, Inc. in favor of Microsoft Corporation.+

 10.28   Loan and Guaranty Agreement among NorthPoint Communications, Inc.,
         NorthPoint Communications of Virginia, Inc., NorthPoint Communications
         Group, Inc., Goldman Sachs Credit Partners L.P., Canadian Imperial
         Bank of Commerce, Newcourt Commercial Finance Corporation, and Capital
         Syndication Corporation, dated as of April 5, 1999.+

 10.29   Second Priority Loan and Guaranty Agreement among NorthPoint
         Communications, Inc., NorthPoint Communications of Virginia, Inc.,
         NorthPoint Communications Group, Inc., Goldman Sachs Credit Partners
         L.P., Newcourt Commercial Finance Corporation and Capital Syndication
         Corporation, dated as of April 5, 1999.+

 10.30   Amendment No. 1 to Loan and Guaranty Agreement among NorthPoint
         Communications, Inc., NorthPoint Communications of Virginia, Inc.,
         NorthPoint Communications Group, Inc., Goldman Sachs Credit Partners
         L.P., Canadian Imperial Bank of Commerce, Newcourt Commercial Finance
         Corporation and Capital Syndication Corporation, dated as of April 27,
         1999.+

 10.31   Amendment No. 1 to Second Priority Loan and Guaranty Agreement among
         NorthPoint Communications, Inc., NorthPoint Communications of
         Virginia, Inc., NorthPoint Communications Group, Inc., Goldman Sachs
         Credit Partners L.P., Newcourt Commercial Finance Corporation and
         Capital Syndication Corporation, dated as of April 27, 1999.+

 11.1    Statement regarding Computation of Per Share Earnings.+

 21      Subsidiaries.+

 23.1    Consent of PricewaterhouseCoopers LLP.

 23.2    Consent of Latham & Watkins (included in Exhibit 5.1).

 24.1    Powers of Attorney.+

 27.1    Financial Data Schedule.+

--------
+ Previously Filed.